

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

NO ACT
P.E 12-23-02
1-7476



03010594

February 18, 2003

Cary J. Meer
Kirkpatrick & Lockhart LLP
1800 Massachusetts Avenue, N.W.
Suite 200
Washington, DC 20036-1221

Act: 1934
Section: ________
Rule: 14A-8
Public
Availability: 2/18/2003

Re: AmSouth Bancorporation
Incoming letter dated December 23, 2002

Dear Ms. Meer:

This is in response to your letters dated December 23, 2002 and January 23, 2003 concerning the shareholder proposal submitted to AmSouth by Elton W. Shepherd. We also have received a letter from the proponent dated December 31, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Elton W. Shepherd
720 Buff Drive N.E.
Atlanta, GA 30342

CRGH

Kirkpatrick & Lockhart LLP

1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221
202.778.9000
www.kl.com

December 23, 2002

CARY J. MEER
(202) 778-9107
CMEER@KL.COM
(202) 778-9100 - Fax

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AmSouth Bancorporation—Omission of Shareholder Proposal

Ladies and Gentlemen:

We are counsel for AmSouth Bancorporation ("AmSouth") in connection with a shareholder proposal ("Proposal") submitted by Elton W. Shepherd ("Proponent") for inclusion in AmSouth's proxy materials for its 2003 annual meeting of shareholders. (A copy of the Proposal and the statement in support thereof ("Supporting Statement") is attached as Exhibit A.) AmSouth intends to exclude the Proposal and the Supporting Statement because AmSouth believes that inclusion of such information is a violation of federal proxy rules. Consequently, in accordance with the procedures set forth in Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), we respectfully request that the Division of Corporation Finance ("Division") advise AmSouth that it will not recommend any enforcement action to the Securities and Exchange Commission ("SEC") if AmSouth omits the Proposal and the Supporting Statement from its proxy materials.

I. Background about the Proposal and AmSouth's Performance Incentive Plan

The Proposal asks that AmSouth's "Shareholders Urge Our Board To: [(i)] [t]erminate the ***free*** restricted stock program, [(ii)] [r]eturn all restricted shares to AmSouth, and [(iii)] [s]uspend further stock option grants until a written explanation of the details of the [Performance Incentive Plan] is provided to shareowners." [Emphasis in original.]

Proponent's current Proposal is substantially similar to a proposal submitted by Proponent for inclusion in the proxy materials relating to AmSouth's 2002 annual meeting of shareholders. At the 2002 annual meeting, Proponent's proposal was rejected, receiving under 12% of the votes cast.

Although the current Proposal is unclear in some respects, it appears that it primarily concerns AmSouth's 1997 Performance Incentive Plan ("PIP") and other compensation received by AmSouth directors and officers between 1997 and 2000.

As of the date of this letter, the PIP has been completed and fully implemented for nearly three years. The final cash payments under the PIP were made in February 2000 and all restricted shares granted in connection with the PIP vested in January 2000. No further grants will be made under the PIP.

The PIP was adopted by AmSouth's Board of Directors ("Board") in 1996 and presented for shareholder approval at AmSouth's 1997 annual meeting. The PIP was described at length in AmSouth's proxy statement that was provided to shareholders for the 1997 annual meeting and a copy of the PIP was attached as an appendix to the proxy. (A copy of the 1997 proxy statement (including a copy of the PIP as Appendix A) is attached as Exhibit B.) AmSouth shareholders overwhelmingly approved the PIP at the 1997 annual meeting, with over 95% of the votes tallied in favor of the PIP.

The PIP was an executive compensation plan whose objective was to optimize AmSouth's profitability and growth by linking the interests of the participants in the PIP, consisting of AmSouth's Management Committee (consisting of eleven members at the commencement of the PIP), with the interests of AmSouth's shareholders. Specifically, the PIP permitted cash awards of varying sizes to PIP participants depending on AmSouth's earnings per share ("EPS") and return on equity ("ROE") during the three years from 1997 to 1999. The AmSouth executives who were eligible to receive payments under the PIP were required to forego annual stock options and restricted stock grants during the term of the PIP.

The PIP was implemented in conjunction with AmSouth's 1996 Long Term Incentive Compensation Plan ("1996 LTIP"), which was approved by AmSouth's shareholders in 1996. A copy of the 1996 LTIP is attached as Exhibit C.[1] The LTIP is an executive compensation plan pursuant to which key officers or employees of AmSouth may be awarded stock options and/or restricted stock in certain circumstances.

[1] The 1996 LTIP has been amended in recent years, although not in a manner that is materially relevant to the PIP or to the Proposal. Provided in Exhibit C is a copy of the 1996 LTIP as in effect at the time of the 1997 AmSouth annual meeting, and a copy of the same effective as of the date of this letter.

Under the arrangement, the executives participating in the PIP made open market purchases of AmSouth stock. These purchases were funded by recourse loans from an unaffiliated lender to each PIP participant for which PIP participants would be fully liable regardless of the market price of the collateral. The purchased shares were matched share-for-share with grants of shares of restricted AmSouth stock (which were made under the 1996 LTIP) that were scheduled to vest at retirement. In addition, under the terms of the letter notifying participants of their restricted stock award, PIP participants were informed that, for each share of purchased AmSouth stock sold within six years of the date of purchase, one share of restricted AmSouth stock would be forfeited and returned to AmSouth. A copy of this letter is attached as Exhibit D.

Each PIP participant secured his or her loan with both the restricted shares and the purchased shares. The PIP cash awards to each participant were scaled so that cash payments would be either less than, equal to, or greater than the amounts of his or her loan depending on the performance level of AmSouth. The cash awards were payable within 45 days after the end of December 31, 1999. PIP participants were required to remain with AmSouth during the entire length of the PIP to remain eligible to receive the full cash awards. Participants who quit or were terminated by AmSouth for cause would have forfeited all rights to receive cash awards under the PIP.

In October 1999, AmSouth merged with First American Corp., a financial services holding company based in Nashville, Tennessee, in a stock merger. Under the terms of the merger agreement, First American shareholders received 1.871 shares of AmSouth stock for each share of First American stock held.

The merger affected the PIP in two ways. First, it was determined to base the performance goals of the PIP during 1999 on the results of the AmSouth portion of the merged entity, because the merger occurred in the 34th month of the 36-month PIP. Second, the merger triggered change of control provisions in the 1996 LTIP. As a result, the restricted stock vested on January 18, 2000, instead of at retirement.

AmSouth received the Proposal on November 12, 2002. As discussed below, AmSouth believes that inclusion of the Proposal and the Supporting Statement in AmSouth's proxy materials relating to AmSouth's 2003 annual meeting would violate federal proxy rules.

II. The Supporting Statement is False and Misleading

The Supporting Statement portrays Proponent's opinions as fact, contains assertions that lack substantiation or relevance and omits material facts. Accordingly, the Supporting Statement should be omitted as materially false and misleading in violation of Rule 14a-8(i)(3) under the Exchange Act. Rule 14a-8(i)(3) allows a registrant to omit from its proxy materials a proposal that violates any of the SEC's rules and regulations, including Rule 14a-9 under the Exchange Act, which prohibits materially false and misleading statements in proxy solicitation materials. In particular, Rule 14a-9 provides that no solicitation shall be made which is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.[2] In addition, the SEC staff has found that unfounded assertions and inflammatory rhetoric representing a proponent's unsubstantiated personal opinion are contrary to Rule 14a-9 and consequently excludable from proxy materials pursuant to Rule 14a-8(i)(3).[3]

Each of the materially false and misleading statements in the Supporting Statement is discussed below, in the order in which it appears:

a. ". . . AmSouth spent a significant amount of our money on outside legal counsel attempting to exclude my proposal. . . . "

Proponent's statement that AmSouth spent a "significant amount of money" on outside counsel in connection with Proponent's shareholder proposal presented at AmSouth's 2002 annual meeting should be omitted because it is unsubstantiated, misleading and irrelevant to the Proposal. Although AmSouth did use outside counsel in connection with Proponent's previous proposal, Proponent has no basis (and provides no basis) for the characterization that AmSouth spent a "significant" amount of money for such services. Any expenses that AmSouth did incur for outside counsel represent a common expense for a company registered under the Exchange Act. A large portion of the legal work required for the proposal was provided by inside counsel. Finally, regardless of the size of AmSouth's expenditures on legal counsel, Proponent does not explain (and it is logically unclear) why these expenditures are in any way relevant to the Proposal.

b. "In Early 2000, A Select Group Of AmSouth Executives Received A Special Pay-Out of $20,000,000. This pay-out, under the 1997-1999 Performance Incentive Plan (PIP), was on top of $17,000,000 paid in all other compensation to these executives during 1997-1999."

This statement is materially false and misleading because the cash payments under the PIP were not "special payouts" but part of a shareholder- and Board-approved executive compensation plan. Proponent's terminology appears designed to imply that anything other than salary payments are "special payouts," which is clearly not the case at most public companies.

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[2] 17 C.F.R. § 240.14a-9(a).

[3] *See, e.g.*, SI Handling Systems, Inc., SEC No-Action Letter (pub. rel. May 5, 2000).

c. "This $37,000,000 total does not include stock options."

This statement is materially false and misleading because PIP participants were granted no stock options between 1997 and 1999, other than as a result of the merger with First American Corp.[4] Indeed, as disclosed in AmSouth's 1997 proxy statement and as discussed earlier, a condition of the PIP was that the PIP participants would forego annual grants of stock options and restricted stock during the term of the PIP.

d. "The PIP Involved The Clever Use Of Free Restricted Stock. . . . Remember, restricted shares are ***free***, pay full dividends and include voting rights which were used against my proposal last year." [Emphasis in original.]

The use of the words "clever" and "free" in connection with the restricted shares given to the PIP participants as part of the PIP is materially false and misleading. The word "clever" implies that the PIP was somehow illegal or improper, even though it was approved by the Board and by AmSouth's shareholders. The word "free" is materially false and misleading because the restricted stock was not "free" at all. The PIP was part of the compensation program for members of AmSouth's Management Committee in recognition of the services they provided and would continue to provide to AmSouth during the term of the award. The PIP participants had to remain employed with AmSouth during the entire length of the PIP award term to be eligible to earn the maximum cash awards under the PIP, ensuring that the participants would not be fully compensated under the PIP unless they provided continuous service to AmSouth.

Moreover, the vesting of a restricted share award is generally treated as compensation under federal and state tax laws. Accordingly, the value of the restricted shares on vesting was taxable at ordinary federal and state income tax rates and subject to social security and Medicare tax ("FICA") and federal unemployment tax ("FUTA"). This resulted in a substantial tax liability for each PIP participant. Therefore, it is misleading to characterize the compensation in the form of restricted stock as "free."

In addition, Proponent has no basis for knowing how the holders of the restricted shares voted at the 2002 annual meeting. Even if some or all of the holders of the restricted shares did vote against Proponent's proposal at the 2002 annual meeting, that is the clear right of these shareholders as shareholders of a public company and, furthermore, is completely irrelevant to the Proposal.

e. "Altogether, Ritter received about $10,000,000 on a $2,200,000 investment, a 355% return in just three years."

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[4] The stock option grants made as a result of the First American Corp. merger were made on October 4, 1999.

Proponent's use of the term "investment" in this statement is materially false and misleading. The PIP was an executive compensation plan and a contractual arrangement (part of the consideration of which was the PIP participant's continued employment with AmSouth), not an "investment," which, by conventional meaning, refers to a passive outlay of money for profit or income.

Even assuming that Proponent's use of the term "investment" was appropriate in this context, Proponent's claim of a "355% return in just three years" is materially false and misleading. C. Dowd Ritter, the Chairman of AmSouth's Board, borrowed $2,244,375 to finance the purchase of 45,000 shares of AmSouth stock. At the time of vesting of the restricted stock, the purchased shares were worth $2,619,844.[5] In addition, Mr. Ritter incurred interest charges of $519,552 on the loan used to finance the purchased stock. Although it is unclear exactly how Proponent arrives at a "355% return," to the extent that the $2,244,375 borrowed by Mr. Ritter is considered an "investment," it is clear that Mr. Ritter's return on that "investment" was far below 355%.

Mr. Ritter also incurred substantial federal, state, FICA and FUTA taxes on the cash awards and the restricted AmSouth stock. AmSouth, for example, withheld approximately $2,118,276 in taxes on the cash awards alone under the PIP.

f. "Remember, restricted shares are ***free***, pay full dividends and include voting rights which were used against my proposal last year." [Emphasis in original.]

This statement is materially false and misleading for the same reasons discussed in Section II(d) above.

g. "AmSouth Reversed An Accounting Reserve. . . . In 1996, prior to the PIP, AmSouth increased its loan loss provision by 62%, though net loan growth that year was just 3%."

Attached as <u>Exhibit E</u> is a chart showing AmSouth's loan loss reserve (including detail on its major components), provision for loan losses and net charge-offs against the reserve between 1995 and the third quarter of 1999. The chart also shows the reserve at the end of each period. As the chart shows, AmSouth did increase its provision for loan losses from 1995 to 1996 (from $40,139,000 to $65,171,000). However, AmSouth's 1996 net charge-offs against the reserve increased by an even greater amount when compared to 1995 (from $34,608,000 to $64,573,000). Thus, the 1996 reserve balance only increased by $598,000.

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[5] As a result of stock splits during the period, Mr. Ritter owned 151,875 shares of purchased stock and 151,875 shares of restricted stock as of the date of vesting of the restricted stock.

Proponent's implication, based on his use of the word "reversed," is that AmSouth increased its loan loss provision just before the beginning of the PIP performance period to be able to revise its loan loss provision just before the end of the period, and thereby inflate results and, thus, cash awards under the PIP. This implication is completely false and unsubstantiated. As shown in Exhibit E, AmSouth's reserve balance remained relatively unchanged between 1995 and 1999 (decreasing by about $1 million). Thus, AmSouth's decision to increase its loan loss provision had only a negligible effect on AmSouth's financial performance during the term of the PIP and, therefore, the cash awards under the PIP. In addition, AmSouth's decision to increase its loan loss provision was based on an objective, quantifiable reason: the fact that charge-offs in 1996 were 87 percent higher than in the prior year. Proponent's suggestion that AmSouth's adjustments to its loan loss reserve were improper is, at best, false and unsubstantiated opinion and, at worst, a willful misrepresentation designed solely to inflame.

h. "During the 1997-1999 PIP, AmSouth derived 30% of its reported increase in earnings per share by reversing this loan loss accounting reserve. This 30% may have been ***higher*** because it is based on the 33-month period ending September 1999 when AmSouth last reported pre-merger financial results. AmSouth has repeatedly refused to provide financial data for the full 36-months." [Emphasis in original.]

These statements are materially false and misleading because they are factually incorrect, lack substantiation, and lack any relevance to the Proposal. AmSouth has been unable to verify the 30% number quoted by Proponent. However, as discussed above and as shown in Exhibit E, AmSouth did not "reverse" its accounting reserve. The ending balance in the allowance for loan losses only decreased in 1998 due to loan sales. In 1997 and 1999, AmSouth actually increased the allowance to reflect loan growth and the losses inherent in the portfolio.

Proponent's statement that AmSouth has "repeatedly refused to provide financial data for the full 36-months" is also materially false and misleading. AmSouth submitted the PIP for shareholder approval in 1997 and has since disclosed the results of the PIP and the executive compensation earned thereunder as well as its financial results for 1997, 1998 and 1999 in compliance with applicable federal and state law.

It is possible that Proponent's statement relates to the fact that, as a result of the merger with First American Corp., AmSouth's publicly available financial results for the last quarter of 1999, in compliance with applicable law, were based on the financial results of the merged entity. However, the results of the AmSouth portion of the merged entity were not publicly available and these results were used to calculate cash awards under the PIP. AmSouth, in fact, did provide Proponent with the financial results of the AmSouth portion of the merged entity in a letter dated May 29, 2001 and attached as Exhibit F.

i. "The U.S. Justice Department is currently investigating the improper reversal of accounting reserves at WorldCom and other corporations."

As noted in Sections II(g) and II(h) above, the term "reversal of accounting reserves" is materially false and misleading as applied to AmSouth's accounting policies. In addition, this statement is unsubstantiated and bears no relevance to the Proposal. Its inclusion appears to be an attempt to inflame.

j. "Ernst & Young Certified The PIP."

Ernst & Young LLP, AmSouth's independent auditors, played no role with respect to the PIP, and did not "certify" to the PIP in any way. The PIP performance objectives were calculated by AmSouth's Controller's Division, not by Ernst & Young. In addition, in 1999, when AmSouth merged with First American Corp., the performance objectives for the PIP were based on the AmSouth portion of the merged entity, whereas Ernst & Young audited the financial statements of the consolidated entity. Finally, even if this statement were not materially false, it is materially misleading because it bears no relevance to the Proposal.

k. "However, E&Y paid $369,000,000 in 1999 to settle charges regarding its audits of the Cendant and Informix corporations. In September 2002, an E&Y tax shelter that independent experts believe 'hid transactions from the IRS' was declared illegal. The IRS is seeking financial penalties from E&Y. In November 2002, the FDIC filed a $2.2-billion lawsuit against E&Y alleging 'fraudulent accounting' in its Superior Bank audit."

These statements concerning Ernst & Young are unsubstantiated and bear no relevance to the Proposal. They are materially false and misleading because their inclusion suggests a connection between Ernst & Young and the PIP, where in fact no connection exists. Its inclusion also appears to be an attempt to inflame.

l. "E&Y was paid more than $10,000,000 in audit and non-audit fees during the PIP."

This statement is materially false and misleading because it (i) bears no relevance to the Proposal and (ii) makes an unsubstantiated implication that Ernst & Young LLP played some improper role in connection with the PIP. In addition, Proponent's $10,000,000 figure is vastly inflated – Ernst & Young LLP was paid only $4,453,901 in audit and non-audit fees between 1997 and 1999. Again, Proponent created inflated figures for impact, in blatant violation of the proxy rules. Public companies were not required to disclose fees paid to audit firms until 2001, and thus Proponent has no way of determining the actual figures from published information.

Proponent's apparent falsification of figures for these years demonstrates that Proponent's mission is to inflame, not to inform.

m. "Chairman Greenspan Describes Some Executive Compensation Plans As 'Infectious Greed.' I believe 'infectious greed' describes the PIP."

This statement, which is unsubstantiated, appears to bear no relevance to the Proposal. It is materially false and misleading because its inclusion suggests that Chairman Greenspan is referring to AmSouth and/or the PIP.

n. "[T]hat 2002 marked a fourth consecutive year of unexceptional business performance; and, that the dimensions of this tragedy are manifest most obviously in the dramatic collapse of our stock price, which peaked at $34 in 1999, but since has generally traded significantly lower."

Proponent's assertions that AmSouth has had four consecutive years of "unexceptional business performance" and that this "tragedy" has been reflected in a "dramatic collapse" in the price of AmSouth's stock are false. Attached as Exhibit G is a chart displaying the performance of AmSouth's stock during the years 1999-2002. As the chart shows, AmSouth's stock has outperformed both the Standard and Poor's 500 Composite Stock Index and the Standard and Poor's Bank Index for two of the four years in question. AmSouth has raised its dividend in each of the last four years for a total increase of 35 percent. As shown in Exhibit G, AmSouth has also outperformed its peers in the Keefe Bruyette & Woods group of 18 regional banking companies in terms of ROE, return on assets ("ROA") and efficiency ratio[6] for 2001 and 2002.[7]

Even if Proponent's assertion that AmSouth's performance has been "unexceptional" were not false, it is misleading because it is logically inconsistent with Proponent's apparent argument. Proponent's position in the Supporting Statement and the Proposal appears to be that the PIP was somehow an improper form of executive compensation. However, as noted earlier, the cash awards available under the PIP were tied to AmSouth's financial performance–EPS growth and ROE. Thus, to the extent that AmSouth's performance during the PIP was "unexceptional," the cash payments available under the PIP would not have been available, or available in reduced amounts, to PIP participants.

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[6] Efficiency ratio is a ratio designed to measure a bank's efficiency. Efficiency ratio is equal to a bank's total noninterest expenses divided by total revenues (net of interest expense) on a tax equivalent basis.

[7] We also note that AmSouth's 1999 and 2000 results reflect the impact of the merger with First American Corp., a company that significantly underperformed its peers prior to its acquisition by AmSouth. As evidence of this underperformance, attached is Exhibit H, containing press releases and financial information issued in 1999 by First American Corp.

III. <u>The Proposal Violates Federal Proxy Rules</u>

In addition to the Supporting Statement, each element of Proponent's Proposal also violates federal proxy rules and should be omitted from AmSouth's 2003 proxy materials for the reasons discussed below.

a. "Resolved That Shareowners Urge Our Board To . . .Terminate the ***free*** restricted stock program [and] [r]eturn all restricted shares to AmSouth." [Emphasis in original.]

Proponent's first request should be omitted because it violates subsections (i)(2) and (i)(6) of Rule 14a-8 under the Exchange Act. Rule 14a-8(i)(2) permits a registrant to omit from its proxy materials shareholder proposals that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The SEC staff has on multiple occasions permitted a registrant to omit a proposal that would cause a registrant to violate existing contractual obligations.[8]

The request violates Rule 14a-8(i)(2) because the cash payments under the PIP have now been made and no new payments are being made in the PIP. In addition, the restricted shares granted to the PIP participants in connection with the PIP vested nearly three years ago and are owned by the PIP participants (or by their assignees). It is possible that some of the shares have been sold or given away. Termination of the "free restricted stock program" would require AmSouth to reclaim those shares in violation of the terms of the PIP and the 1996 LTIP and, thus, Delaware and Alabama law, and subject AmSouth to lawsuits for breach of contract.[9]

The request also violates Rule 14a-8(i)(3). As noted earlier, Rule 14a-8(i)(3) allows a registrant to omit from its proxy materials a proposal that violates any of the SEC's rules and regulations, including Rule 14a-9 under the Exchange Act, which prohibits materially false and misleading statements in proxy solicitation materials. In addition, the SEC staff has recognized that a shareholder proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the

[8] *See, e.g.*, Liz Claiborne, Inc., SEC No-Action Letter (pub. rel. March 18, 2002); The Goldfield Corporation, SEC No-Action Letter (pub. rel. March 28, 2001); BankAmerica Corporation, SEC No-Action Letter (pub. rel. February 24, 1999); and Mobil Corporation, SEC No-Action Letter (pub. rel. January 29, 1997).

[9] It has been recognized by the Division on many occasions that a shareholder proposal that would force a company to breach compensation arrangements in violation of state contract law is excludable under Rule 14a-8(i)(2). CoBancorp Inc., SEC No-Action Letter (pub. rel. February 22, 1996).

proposal would not be able to determine with reasonable certainty exactly what actions they are being asked to vote upon.[10]

Proponent's request that AmSouth "terminate the free restricted stock program" violates Rule 14a-8(i)(3) both because it is impermissibly vague and because it is materially false and misleading. It is unclear exactly what "restricted stock program" is being discussed. AmSouth, like many other public companies, has several compensation programs involving the grant of restricted company stock. It would be impossible for AmSouth shareholders to ascertain from Proponent's request exactly which "restricted stock program" is being referenced, making the request impermissibly vague and indefinite in violation of Rule 14a-8(i)(3).

Moreover, even assuming that the request concerns the 1996 LTIP, Proponent's characterization of the restricted shares granted to PIP participants under the 1996 LTIP as "free" is false and misleading in violation of Rule 14a-9 (and thus Rule 14a-8(i)(3)). As discussed earlier, the restricted shares granted to PIP participants were also pledged to secure the loan used to purchase AmSouth shares. Had AmSouth not met the performance criteria necessary to trigger cash payments under the PIP, the PIP participants would have been required to repay their loans, which were made on a recourse basis, with no guarantee that the value of the pledged collateral would be sufficient to pay that debt. Moreover, the value of the restricted shares on the date of vesting was taxable as ordinary compensation, resulting in a substantial tax responsibility for each PIP participant.

b. "Resolved That Shareowners Urge Our Board To . . . Suspend further stock option grants until a written explanation of the details of the PIP is provided to shareowners."

Proponent's request should be omitted because it violates subsections (i)(2) and (i)(3) of Rule 14a-8.

The request violates Rule 14a-8(i)(3) because it is impermissibly vague and indefinite. It is impossible to ascertain exactly what "stock option grants" Proponent is referencing. (The PIP was a cash award plan only, so no options can be or ever were granted under it. Therefore, Proponent must be referring to options to be granted under some other AmSouth plan or plans.) Similarly, it is impossible to ascertain what Proponent means by asking that AmSouth "suspend" these unidentified grants. Is the

[10] *See, e.g.*, American International Group, Inc., SEC No-Action Letter (pub. rel. March 21, 2002); The Coca-Cola Company, SEC No-Action Letter (pub. rel. January 30, 2002); Bangor Hydro-Electric Company, SEC No-Action Letter (pub. rel. March 13, 2000); and Philadelphia Electric Co., SEC No-Action Letter (pub. rel. July 30, 1992).

suspension intended to apply to all AmSouth directors, officers and employees or only to the members of the Management Committee who were PIP cash-award recipients?

It is also not clear what will qualify as a "written explanation" under the Proposal and, under the terms of the Proposal, the suspension would only be lifted when the "written explanation" is provided to shareholders. AmSouth has disclosed the PIP and other executive compensation plans in its proxy materials in the year(s) for which it has been appropriate, in compliance with SEC rules and regulations. It is unclear how AmSouth would provide a further "written explanation" of its compensation arrangements or what such "written explanation" would be required to include to satisfy this condition.

All of these questions are left unresolved by the Proposal. In addition, even if one assumes that Proponent's request is not impermissibly vague and indefinite and refers to certain ascertainable compensation plans, it should be omitted from AmSouth's proxy materials under Rule 14a-8(i)(2). As discussed earlier, Rule 14a-8(i)(2) permits a registrant to omit from its proxy materials shareholder proposals that, if implemented, would cause the registrant to violate applicable law. As noted above, awards already made (or that are required to be made) are contractual obligations on the part of AmSouth. Any attempt by AmSouth to "suspend" any such arrangements (such as by failing to make required payments or deliveries of shares) may cause AmSouth to breach those plans and agreements in violation of applicable state contract law.[11]

* * * * *

For the reasons set forth above, AmSouth respectfully submits that omitting the Proposal and Supporting Statement from its 2003 proxy materials is proper. Proponent's Proposal and the Supporting Statement violate multiple provisions of federal proxy rules by presenting facts out of context, making multiple assertions that are sensational but false, unsubstantiated and/or true but irrelevant and by making vague requests of AmSouth's shareholders that, if implemented, would cause AmSouth to violate applicable law. AmSouth believes that Proponent should not be allowed through these distortions and inflammatory irrelevancies to abuse the proxy process by making AmSouth's reasonable and Board- and shareholder-approved executive compensation plans appear part of nefarious scheme designed to defraud AmSouth's shareholders.

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[11] *See, e.g.,* Hydron Technologies, SEC No-Action Letter (pub. avail. May 8, 1997) (shareholder proposal capping executive compensation in violation of existing employment contracts is excludable because it would result in a breach of contract in violation of state law).

Accordingly, AmSouth hereby requests the concurrence of the Division that it will not recommend enforcement action to the SEC if AmSouth omits the Proposal and the Supporting Statement. Alternatively, AmSouth requests the concurrence of the Division that Proponent should amend the Proposal and the Supporting Statement to delete statements or proposals that violate federal proxy rules or, at the minimum, amend these statements or proposals to comply with such proxy rules.

As required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed. A copy of this letter is also being provided to Proponent. As further required by Rule 14a-8(j), AmSouth is filing this letter no later than 80 calendar days before AmSouth files its definitive proxy materials with the SEC.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning it to the waiting messenger.

If you have any questions concerning this request, please do not hesitate to call the undersigned at 202-778-9107.

Sincerely,



Cary J. Meer

Enclosures

EXHIBIT A

November 7. 2002

C: Steve
Carl G.
Paul

M. List Underwood, Jr.
Senior Vice-President - Investor Relations
AmSouth Bancorporation
1900 Fifth Avenue North
Birmingham, Alabama 35203

Reference: Shareowner Proposal Of Elton W. Shepherd To AmSouth Dated November 7, 2002

Dear Mr. Underwood:

Thank you for your letter dated August 13, 2002, informing me that my shareowner proposal submitted at the 2002 annual meeting received 24,716,223 votes or 12% of the votes cast. As this vote total exceeds the SEC threshold of 3% for reconsideration, attached please find my proposal dated November 7, 2002 that I wish to inlcude in AmSouth's 2003 proxy for reconsideration by shareowners at the annual meeting next April.

Also attached is correspondence from Solomon-Smith-Barney, confirming their status as record holder of my 258 shares of AmSouth. This confirms that I am eligible to submit a shareowner proposal because I have continuously beneficially held from November 7, 2001 to November 7, 2002 at least $2,000 in market value of the AmSouth stock entitled to be voted on my shareowner proposal at the annual meeting. Further, I confirm that I intend to hold my AmSouth stock through the date of the annual shareowners meeting.

I have sent one copy of this complete correspondence via certified mail and another via Fed-Ex to assure timely receipt by AmSouth.

Yours for AmSouth,



Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342

SALOMON SMITH BARNEY
A member of citigroup

404-266-6300 • 800-698-6002

November 8, 2002

M. List Underwood, Jr.
Senior Vice-President, Investor Relations
AmSouth Bancorporation
1900 Fifth Avenue North
Birmingham, Alabama 35203

Reference: Shareowner Proposal of Elton W. Shepherd to AmSouth Bancorporation
Dated November 7, 2002

Dear Mr. Underwood:

As of November 7, 2002, the date Mr. Shepherd submitted his shareowner proposal, he was a record holder of 258 shares of AmSouth Bancorporation. Mr. Shepherd purchased 225 shares on May 26, 1999. We currently hold the certificate in street name for Mr. Shepherd in his Salomon Smith Barney Individual Retirement Account.

Further, we confirm that Mr. Shepherd is eligible to submit a shareowner proposal because he has continuously beneficially held from November 7, 2001 to November 7, 2002 at least $2,000 in market value of the AmSouth stock in his Salomon Smith Barney Individual retirement Account. Per Mr. Shepherd, this would entitle him to have his shareowner proposal voted on at the annual meeting.

He has advised us that he intends to hold all of his AmSouth stock through the date of the annual shareowners meeting.

Sincerely,



Thomas H. McLaren
Vice-President
Control Administrator

THM/lc

SALOMON SMITH BARNEY INC. 3333 Peachtree Road NE. 8th Floor. Atlanta, GA 30326 FAX 404-262-9142

2003 AmSouth Shareowner Proposal - Submitted November 7, 2002

John Gilbert's Legacy

This proposal is dedicated to John Gilbert, who was responsible for SEC rules regarding shareowner proposals, an effort he described as "the Magna Carta" of shareowner rights.

Please Vote

Shareowner proposals must receive 3% of the vote for reconsideration. Last year, though AmSouth spent a significant amount of our money on outside legal counsel attempting to exclude my proposal, it received 24,716,223 votes or 12%. Thanks.

In Early 2000, A Select Group Of AmSouth Executives Received A Special Pay-Out Of $20,000,000

This pay-out, under the 1997-1999 Performance Incentive Plan (PIP), was on top of $17,000,000 paid in all other compensation to these executives during 1997-1999.

This $37,000,000 total does ***not*** include stock options.

The PIP Involved The Clever Use Of Free Restricted Stock

CEO Ritter purchased 45,000 AmSouth shares using $2,200,000 borrowed from another bank. Concurrently, Ritter received 45,000 ***free*** restricted shares, also valued at $2,200,000. After the PIP ended, Ritter received an $8,800,000 payout. And, he still retained 45,000 ***free*** restricted shares.

Altogether, Ritter received about $10,000,000 on a $2,200,000 investment, a 355% return in just three years.

Remember, restricted shares are ***free***, pay full dividends and include voting rights which were used against my proposal last year.

To Achieve One PIP Financial Target, AmSouth Reversed An Accounting Reserve

In 1996, prior to the PIP, AmSouth increased its loan loss provision by 62%, though net loan growth that year was just 3%.

During the 1997-1999 PIP, AmSouth derived 30% of its reported increase in earnings per share by reversing this loan loss accounting reserve.

This 30% may have been ***higher*** because it is based on the 33-month period ending September 1999 when AmSouth last reported pre-merger financial results. AmSouth has repeatedly refused to provide financial data for the full 36-months.

The U. S. Justice Department is currently investigating the improper reversal of accounting reserves at WorldCom and other corporations.

Ernst & Young Certified The PIP

However, E&Y paid $369,000,000 in 1999 to settle charges regarding its audits of the Cendant and Informix corporations.

In September 2002, an E&Y tax shelter that independent experts believe "hid transactions from the IRS" was declared illegal. The IRS is seeking financial penalties from E&Y.

In November 2002, the FDIC filed a $2.2-billion lawsuit against E&Y alleging "fraudulent accounting" in its Superior Bank audit.

E&Y was paid more than $10,000,000 in audit and non-audit fees during the PIP.

Fed Chairman Greenspan Describes Some Executive Compensation Plans As "Infectious Greed"

I believe "infectious greed" describes the PIP;

that 2002 marked a fourth consecutive year of unexceptional business performance;

and, that the dimensions of this tragedy are manifest most obviously in the dramatic collapse of our stock price, which peaked at $34 in 1999, but since then has generally traded significantly lower.

Resolved That Shareowners Urge Our Board To . . .

Terminate the ***free*** restricted stock program.

Return all restricted shares to AmSouth.

Suspend further stock option grants until a written explanation of the details of the PIP is provided to shareowners.

EXHIBIT B

AMSOUTH Bancorporation

Post Office Box 11007
Birmingham, Alabama 35288

NOTICE OF MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 17, 1997

TO THE HOLDERS OF SHARES OF COMMON STOCK:

NOTICE IS HEREBY GIVEN that, pursuant to call of its Directors, the regular Annual Meeting of Shareholders of AMSOUTH BANCORPORATION will be held in the auditorium of AmSouth Bank of Alabama in the AmSouth/Harbert Plaza, 1901 Sixth Avenue, North, in Birmingham, Alabama, on Thursday, April 17, 1997 at 11:00 A.M., Birmingham, Alabama time, for the purpose of considering and voting upon the following matters:

1. The election of three directors of Class III to serve for a term of three years until the Annual Meeting of Shareholders in 2000 or until their successors are elected and qualify.
2. Approval of the 1997 Performance Incentive Plan.
3. Approval of the Executive Incentive Plan.
4. Consideration of a Shareholder Proposal set forth in the Proxy Statement.
5. The transaction of such other business as may properly come before the meeting or any adjournment thereof.

Your attention is directed to the accompanying Proxy Statement for further information with respect to the matters to be acted upon at the meeting.

Only those shareholders of record at the close of business on February 18, 1997 shall be entitled to receive notice of the meeting and to vote at the meeting.

BY ORDER OF THE BOARD OF DIRECTORS



March 10, 1997

Secretary

WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. IF YOU DO ATTEND THE MEETING, YOU MAY THEN WITHDRAW YOUR PROXY IF YOU WISH. YOUR PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE.

TABLE OF CONTENTS

PROXY STATEMENT
DATED MARCH 10, 1997

AmSouth Bancorporation

P.O. Box 11007, Birmingham, Alabama 35288
For Annual Meeting of Shareholders
To be Held on April 17, 1997

GENERAL

This Proxy Statement is furnished on or about March 14, 1997, to the shareholders of AmSouth Bancorporation ("AmSouth" or "the Corporation") in connection with the solicitation of proxies by the Board of Directors of AmSouth to be used in voting at the Annual Meeting of Shareholders to be held on April 17, 1997 and any adjournment or adjournments thereof. If the enclosed Proxy is properly executed and received by AmSouth before or at the Annual Meeting, the shares represented thereby will be voted as specified in the Proxy, **but if no specification is made, the shares represented by the Proxy will be voted (1) for the election of the three nominees as directors, (2) for approval of the 1997 Performance Incentive Plan and the Executive Incentive Plan and (3) against the Shareholder Proposal.**

The person giving the enclosed Proxy may revoke it at any time before it is voted by voting in person at the Annual Meeting or by delivering a later written proxy or a written revocation to the corporate secretary of AmSouth, provided such later written proxy or revocation is actually received by the corporate secretary of AmSouth before the vote of shareholders.

Solicitation of proxies will be made initially by mail. In addition, proxies may be solicited by directors, officers and other employees of AmSouth and its subsidiaries, in person, by telephone and by other means. AmSouth has also retained Morrow & Co., Inc. to assist with the solicitation of proxies for a fee of $6,000 plus the reimbursement of any out-of-pocket expenses incurred. It is possible that Morrow & Co. may be paid additional fees depending upon the services rendered. The cost of preparing, assembling and mailing this Proxy Statement and other materials furnished to shareholders and all other expenses of solicitation, including the expenses of brokers, custodians, nominees and other fiduciaries who, at the request of AmSouth, mail material to or otherwise communicate with beneficial owners of the shares held by them, will be paid by AmSouth.

This Solicitation is made by the Board of Directors of AmSouth.

The purposes of the Annual Meeting are as set forth in the accompanying "Notice of Meeting of Shareholders." Management of AmSouth does not know of any matters that may be brought before the Annual Meeting other than as described in the Notice of Meeting. **If any other matters should properly be brought before the Annual Meeting or any adjournments thereof, the enclosed Proxy will be voted in accordance with the recommendation of Management.**

The Board of Directors urges that you execute and return the enclosed Proxy as soon as possible and recommends that the shares represented by the Proxy be voted in favor of Items 1, 2 and 3 and against Item 4.

A copy of AmSouth's 1996 Annual Report to Shareholders accompanies this Proxy Statement. A copy of AmSouth's Annual Report on Form 10-K for the year ended December 31, 1996 will be furnished without charge to any shareholder who requests such report in writing from M. List Underwood, Jr., AmSouth Bancorporation, Investor Relations Department, Post Office Box 11007, Birmingham, Alabama 35288.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Shares of common stock, $1.00 par value per share, are the only authorized securities of AmSouth entitled to vote, and each outstanding share is entitled to one vote. Only holders of record of common stock at the close of business on February 18, 1997 will be entitled to vote at the Annual Meeting. AmSouth is currently authorized to issue up to two hundred million (200,000,000) shares of such common stock. As of February 18, 1997, there were 56,123,854 shares of common stock of AmSouth issued, outstanding and entitled to vote.

Shareholders who are participants in AmSouth's Dividend Reinvestment and Common Stock Purchase Plan will find that the enclosed Proxy shows the total of the number of shares held by them in their own names and those shares, including fractions of shares, held on their behalf by the agent for the plan. Signing and returning the enclosed Proxy will allow voting of all shares, including those held by the agent.

At February 28, 1997, no person was known to the management of AmSouth to be the beneficial owner of more than five percent of AmSouth's outstanding common stock other than (i) the "AmSouth Banks" (consisting of the Trust Divisions of AmSouth Bank of Alabama, AmSouth Bank of Florida and AmSouth Bank of Tennessee) and (ii) Delaware Management Holdings, Inc. (see the following table).

The following tabulation reflects the number of shares of AmSouth common stock (rounded to the nearest whole number) beneficially owned by (i) the AmSouth Banks, (ii) Delaware Management Holdings, Inc., (iii) each director and nominee for director of AmSouth, (iv) the four most highly compensated executive officers who are not also directors (listed in the table under the heading "Certain Executive Officers") and (v) the directors, nominees and executive officers of AmSouth as a group.

All of the directors of AmSouth have elected to defer receipt of some or all of the retainer and meeting fees they are paid for service on the Board of Directors and to invest these fees in units of "phantom stock" of AmSouth. Therefore, the ultimate amount of the payments they receive will be tied to the performance of AmSouth stock. As of February 28, 1997, the directors as a group held 2,024 units of phantom stock.

Person, Group or Entity	AmSouth Shares Beneficially Owned[1] As of February 28, 1997†			
	Sole Power[2]	Shared Power[3]	Aggregate	Percent of Total Outstanding
AmSouth Banks† (P.O. Box 11426, Birmingham, Alabama 35202)	3,052,232[4]	575,070[5]	3,627,302[6][7]	6.5%
Delaware Management Holdings, Inc.† (2005 Market St., Philadelphia, Pennsylvania 19103)	2,846,087[8]	138,000[8]	2,984,087	5.3%
DIRECTORS AND NOMINEES				
J. Harold Chandler	4,357		4,357	*
Rodney C. Gilbert	3,243		3,243	*
Elmer B. Harris	1,123	2,424	3,547	*
Donald E. Hess	2,529		2,529	*
Ronald L. Kuehn, Jr.	2,902		2,902	*
James R. Malone	1,145	1,100	2,245	*
Claude B. Nielsen	2,250		2,250	*
Benjamin F. Payton	2,658		2,658	*
C. Dowd Ritter	281,608[9]		281,608	*
Herbert A. Sklenar	1,031	3,649	4,680	*
CERTAIN EXECUTIVE OFFICERS				
Sloan D. Gibson, IV	64,476[10]	375	64,851	*
Kristen M. Hudak	65,564[11]		65,564	*
W. Charles Mayer, III	65,603[12]	420	66,023	*
E.W. Stephenson, Jr.	80,899[13]	310	81,209	*
Directors, Nominees and Executive Officers as a group (consisting of 20 persons)	794,892[14]	9,394	804,286	1.4%

* less than one percent

† Amounts and percentages for the AmSouth Banks and Delaware Management Holdings, Inc. are as of December 31, 1996

Notes

(1) The number of shares reflected are shares which under applicable regulations of the Securities and Exchange Commission are deemed to be beneficially owned. Shares deemed to be beneficially owned under such regulations include shares as to which, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, either voting power or investment power is held or shared. The total number of shares beneficially owned is divided, where applicable, into two categories: shares as to which voting/investment power is held solely, and shares as to which voting/investment power is shared.

(2) Unless otherwise indicated in the following notes, if a beneficial owner is shown as having sole power, the owner has sole voting as well as sole investment power, and if a beneficial owner is shown as having shared power, the owner has shared voting power as well as shared investment power. If ownership of restricted stock is shown, the individual has sole voting power, but no power of disposition. The amounts in this column include (a) 800 shares of restricted stock awarded under AmSouth's Director Restricted Stock Plan to each of the directors other than Mr. Ritter and (b) units of "phantom stock" held by the following directors in the amounts (rounded) shown: Mr. Chandler: 63; Mr. Gilbert: 1,774; Mr. Harris: 63; Mr. Hess: 47; Mr. Kuehn: 46; and Mr. Sklenar: 31. These units are held under the deferred compensation plan for directors and have no voting rights. Some individuals are shown as beneficial owners of shares held by the AmSouth Stock Fund of the AmSouth Thrift Plan. The individual has sole voting power, but no direct power of disposition, with respect to the shares held in the Stock Fund, but can elect to move monies in and out of the Fund and/or change the amount of contributions, thereby affecting the individual's balance in the Fund.

(3) This column may include shares held in the name of, among others, a spouse, minor children or certain other relatives sharing the same home as the director, nominee or executive officer, as to all of which beneficial ownership is disclaimed by the respective director, nominee and executive officer.

(4) With respect to these shares, the AmSouth Banks have sole voting power as to 2,992,728 shares, sole investment power as to 1,245,110 shares, shared investment power as to 1,419,335 shares, no voting power to as 59,504 shares and no investment authority as to 328,283 shares.

(5) With respect to these shares, the AmSouth Banks have shared voting power as to 538,204 shares, no voting power as to 36,866 shares, no sole investment power and shared investment power as to 323,006 shares.

(6) Includes 674,696 shares held by AmSouth Bank of Alabama as Trustee of AmSouth's Thrift Plan at December 31, 1996.

(7) Shares reported as beneficially owned by the AmSouth Banks are held in various fiduciary capacities and reflect the amount and percentage reported on Schedule 13G, dated February 14, 1997, as filed with the Securities and Exchange Commission.

(8) With respect to the shares beneficially owned by Delaware Management Holdings, Inc., it has sole voting power as to 208,410 shares, no shared voting power, sole investment power as to 2,846,087 shares and shared investment power as to 138,000 shares. The amounts shown are as reported on Schedule 13G, dated December 31, 1996, as filed by Delaware Management Holdings, Inc. with the Securities and Exchange Commission.

(9) Includes 95,522 shares which could be acquired within 60 days pursuant to stock options, 97,570 shares of restricted stock and 15,695 shares held by the AmSouth Stock Fund of the AmSouth Thrift Plan.

(10) Includes 27,500 shares that could be acquired within 60 days pursuant to stock options, 15,275 shares of restricted stock, 1,323 shares held by the AmSouth Stock Fund of the AmSouth Thrift Plan and 6,200 units of "phantom stock" held pursuant to amounts deferred under the Executive Incentive Plan, as to which there are no voting rights.

(11) Includes 29,950 shares which could be acquired within 60 days pursuant to stock options, 23,385 shares of restricted stock and 167 shares held by the AmSouth Stock Fund of the AmSouth Thrift Plan.

(12) Includes 26,412 shares which could be acquired within 60 days pursuant to stock options, 14,700 shares of restricted stock and 199 shares held by the AmSouth Stock Fund of the AmSouth Thrift Plan.

(13) Includes 33,650 shares that could be acquired within 60 days pursuant to stock options, 18,047 shares of restricted stock and 3,011 shares held by the AmSouth Stock Fund of the AmSouth Thrift Plan.

(14) 23,426 of these shares are held by the AmSouth Stock Fund of the AmSouth Thrift Plan, 246,622 of these shares are restricted stock, 302,734 of these shares could be acquired within 60 days pursuant to stock options, and 8,224 are units of "phantom stock".

Participants in the AmSouth Thrift Plan who have balances in the AmSouth Stock Fund will be furnished copies of all proxy solicitation materials, and each participant may direct the plan Trustee how to vote the participant's proportionate interest in the stock held by the plan. Except with respect to the election of directors and any proposal for a merger or other reorganization, the Trustee may, in its discretion, vote shares for which no directions have been received. With respect to the election of directors and any proposal for a merger or other reorganization, the Trustee will not vote shares for which no voting directions are received.

As of February 18, 1997, AmSouth held 4,049,104 shares of its common stock as Treasury shares.

ELECTION OF DIRECTORS

General

Under AmSouth's Restated Certificate of Incorporation, the Board of Directors is divided into three classes, with the term of office of each class expiring in successive years. AmSouth's Bylaws provide that the number of directors will be fixed from time to time by the vote of two-thirds of the directors then in office who have been elected by the shareholders. The number of directors as of April 17, 1997 will be fixed at ten. The terms of Class III Directors expire at this Annual Meeting. The terms of Class I Directors and Class II Directors will expire in 1998 and 1999, respectively. The Board of Directors is recommending the re-election of the two current directors of Class III. In addition, although Director Ritter is currently in Class I, to adjust an imbalance in the number of directors in each class, he has agreed to stand for re-election as a member of Class III and has been so nominated by the Board of Directors. Each of the Class III Directors elected at this Annual Meeting will serve three-year terms expiring at the 2000 Annual Meeting of Shareholders or until his respective successor is elected and qualified, except as provided in the Bylaws. It is intended that unless "Withhold Authority" is noted as to all or some of the nominees, proxies in the accompanying form will be voted at the Annual Meeting for the election of the nominees named below for the term indicated.

If any nominee is not a candidate when the election occurs, it is intended that the proxies will be voted for the election of the other nominees and may be voted, unless authorization is withheld, for any substitute nominees recommended by the Board of Directors. Management has no reason to believe that any nominee will be unable or unwilling to serve as a director if elected.

The names of the nominees and the directors who will continue to serve unexpired terms and certain information relating to them, including the business experience of each during the past five years, follow. Service shown with AmSouth and its subsidiaries may include service with predecessor companies.

NOMINEES FOR TERMS EXPIRING IN 2000 (CLASS III)

Name of Director	Age	Director Since	Offices with AmSouth or its Subsidiaries	Principal Occupation for Past 5 Years	Other Directorships[1]
Ronald L. Kuehn, Jr.	61	1986		Chairman of the Board, President and Chief Executive Officer, April 1986 to date, Sonat Inc. (diversified energy holding company)	Dun & Bradstreet Corporation Praxair, Inc. Protective Life Corporation Sonat Inc. Southern Natural Gas Company Transocean Offshore, Inc. Union Carbide Corporation
C. Dowd Ritter	49	1993	Chairman of the Board, President and Chief Executive Officer of AmSouth and of AmSouth Bank of Alabama; Director, AmSouth Bank of Alabama	Chairman of the Board, September 1996 to date, and President and Chief Executive Officer, January 1996 to date, of AmSouth and AmSouth Bank of Alabama; President and Chief Operating Officer, August 1994 to December 1995, of AmSouth and AmSouth Bank of Alabama; Vice Chairman of AmSouth and AmSouth Bank of Alabama, July 1993 to August 1994; Senior Executive Vice President of AmSouth and Senior Executive Vice President and General Banking Group Head of AmSouth Bank of Alabama, May 1991 to July 1993	
Herbert A. Sklenar	65	1984		Chairman of the Board, February 1997 to date, Chairman of the Board and Chief Executive Officer, May 1992 to February 1997, and President and Chief Executive Officer, May 1986 to May 1992, all of Vulcan Materials Company (construction materials and chemicals)	Protective Life Corporation Temple-Inland, Inc. Vulcan Materials Company


Ronald L. Kuehn, Jr.


C. Dowd Ritter


Herbert A. Sklenar

DIRECTORS WHOSE TERMS EXPIRE IN 1998 (CLASS I)

Name of Director	Age	Director Since	Offices with AmSouth or its Subsidiaries	Principal Occupation for Past 5 Years	Other Directorships[1]
Donald E. Hess	48	1992		President, 1976 to date, and Chief Executive Officer, 1986 to date, Parisian, Inc. (retail specialty stores)	Proffitt's, Inc.
Claude B. Nielsen	46	1993		President and Chief Executive Officer, May 1991 to date, Coca-Cola Bottling Company United, Inc. (soft drink bottler)	Cobb Theatres, L.L.C. Colonial Properties Trust
Benjamin F. Payton	64	1983		President, Tuskegee University, 1981 to date	Morrison Health Care, Inc. Praxair, Inc. The ITT Corporation The Liberty Corporation Ruby Tuesday, Inc. Sonat Inc.


Donald E. Hess


Claude B. Nielsen


Benjamin F. Payton

DIRECTORS WHOSE TERMS EXPIRE IN 1999 (CLASS II)

Name of Director	Age	Director Since	Offices with AmSouth or its Subsidiaries	Principal Occupation for Past 5 Years	Other Directorships(1)
J. Harold Chandler	47	1995		Chairman of the Board, April 1996 to date, and President and Chief Executive Officer, November 1993 to date, Provident Companies, Inc. (insurance); President, Mid-Atlantic Banking Group (District of Columbia, Maryland and Northern Virginia) of NationsBank Corporation (bank holding company), January 1992 to November 1993	Provident Companies, Inc. Herman Miller, Inc. Healthsource, Inc.
Rodney C. Gilbert	57	1994		President and Chief Executive Officer, Rust International Inc., 1993 to date (provider of engineering and environmental and infrastructure consulting services and other on-site industrial and related services); President and Chief Operating Officer, 1990 to December 1992, of Wheelabrator Technologies Inc. (provider of facilities, systems and services for the trash-to-energy, energy, environmental and general industrial markets)	Brand Scaffold Services, Inc.
Elmer B. Harris	57	1989*		President and Chief Executive Officer, March 1989 to date, Alabama Power Company (public utility)	Alabama Power Company Southern Company Southern Company Services, Inc. Southern Electric Generating Company Southern Energy, Inc. Southern Nuclear Operating Company, Inc.
James R. Malone	54	1994		Chairman of the Board, December 1996 to date, HMI Industries, Inc. (producer of cleaners for residential and commercial use and other industrial manufactured products); Chairman of the Board and Chief Executive Officer, June 1990 to date, Intek Group (private investment and business management); Chairman of the Board, January 1996 to February 1997, and President and Chief Executive Officer, 1993 to December 1995 and September 1996 to February 1997, of Anchor Glass Container Corporation (glass container manufacturer); Chairman of the Board, President and Chief Executive Officer, 1990 to 1993, Grimes Aerospace (manufacturer of aviation interior and exterior lighting)	Ametek, Inc. HMI Industries, Inc.

* Mr. Harris was not on the Board during the period May—November 1995


J. Harold Chandler


Rodney C. Gilbert


Elmer B. Harris


James R. Malone

NOTES

(1) These are directorships with corporations subject to the registration or reporting requirements of the Securities Exchange Act of 1934 or registered under the Investment Company Act of 1940.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ELECTION OF DIRECTORS AS SET FORTH IN THIS PROXY STATEMENT.

Certain Information Concerning The Board Of Directors And Its Committees

The full Board of Directors met seven times during 1996. To assist it in carrying out its work, the Board of Directors has the following standing committees: Audit and Community Responsibility; Executive Compensation; Director Affairs; Finance and Employee Benefits; Strategic Planning; and an Executive Committee.

The membership of the Audit and Community Responsibility Committee currently consists of Directors Herbert A. Sklenar (Chairman), Donald E. Hess, Claude B. Nielsen and Benjamin F. Payton. This committee is charged by the Board of Directors with several major functions, including the following: to oversee the audit and examination of the financial condition of the Corporation; to consider and review the policies of the Corporation addressing various internal control matters; and to review all significant litigation involving the Corporation. In performing these functions, the committee met three times during 1996.

The Executive Compensation Committee is currently composed of Directors Ronald L. Kuehn, Jr. (Chairman), J. Harold Chandler, Elmer B. Harris, James R. Malone and Herbert A. Sklenar and met three times during 1996. The committee makes recommendations to the Board regarding AmSouth's overall executive compensation structure, is charged with the administration of AmSouth's executive compensation plans, designates awards for the senior executives on AmSouth's Management Committee under AmSouth's benefit plans and makes recommendations concerning the creation of new executive compensation plans and amendments to existing plans. The committee has miscellaneous other responsibilities, including making recommendations to the Board regarding the selection of the executive management team and the compensation of those individuals.

The current members of the Director Affairs Committee are Directors Rodney C. Gilbert (Chairman), Ronald L. Kuehn, Jr., James R. Malone, Claude B. Nielsen and Benjamin F. Payton. In addition to reviewing potential nominees and recommending new directors, the Director Affairs Committee is charged with reviewing the structure of the Board and its operation and recommending changes where appropriate. Further, the committee reviews and recommends appropriate changes in Board compensation and Board retirement policies. Procedures whereby individual shareholders can submit recommendations of persons to be considered for nomination as a director of AmSouth are described below in the "MISCELLANEOUS INFORMATION" section of this Proxy Statement. The committee met three times during 1996.

The Finance and Employee Benefits Committee is currently composed of Directors J. Harold Chandler (Chairman), Rodney C. Gilbert, Elmer B. Harris and Donald E. Hess and met five times during 1996. The committee is charged with the responsibility of reviewing and making recommendations concerning AmSouth's dividend policy and the issuance of securities by AmSouth. The committee also approves financial and investment policies, reviews the insurance risk management policy of AmSouth and oversees various aspects of AmSouth's broad-based employee benefit plans.

The Strategic Planning Committee addresses the mission and strategic plans of AmSouth and significant issues and opportunities that affect that strategy. The committee also reviews AmSouth's plans for succession and management development and the performance of the Chief Executive Officer. The current members of the committee are Directors Donald E. Hess (Chairman), J. Harold Chandler, Rodney C. Gilbert, Elmer B. Harris, Ronald L. Kuehn, Jr., James R. Malone, Claude B. Nielsen, Benjamin F. Payton and Herbert A. Sklenar. The committee met twice during 1996.

The Executive Committee has the power to exercise all of the authority of the Board of Directors, to the extent allowed by law, and is specifically given the authority, among other things, to declare dividends. The members of the Executive Committee are the Chairman of the Board and the Chairmen of the other standing committees. The current members of the committee are Directors C. Dowd Ritter (Chairman), J. Harold Chandler, Rodney C. Gilbert, Donald E. Hess, Ronald L. Kuehn, Jr. and Herbert A. Sklenar. The committee did not meet during 1996.

Director Attendance

During 1996, all incumbent directors of AmSouth attended at least 75 percent of the total number of meetings of the Board of Directors and meetings of the committees of which they were members.

Section 16(a) Beneficial Ownership Reporting Compliance

During 1996 Director Malone failed to report on a timely basis one transaction involving a family member sharing his household required by Section 16(a) of the Securities Exchange Act of 1934. AmSouth has relied on written representations of its directors and executive officers and copies of the reports that have been filed in making required disclosures concerning beneficial ownership reporting.

Certain Relationships, Related Transactions and Legal Proceedings

Certain directors and executive officers of AmSouth and its subsidiaries, and certain associates and members of the immediate families of these individuals, were customers of, and had loan transactions with, AmSouth's subsidiaries in the ordinary course of business during 1996. In addition, certain of the foregoing are or have been executive officers or 10 percent or more shareholders in corporations, or members of partnerships, which are customers of such subsidiaries and which have had loan transactions with the subsidiaries in the ordinary course of business. In the opinion of the management of each of the respective subsidiaries, all such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and corporations and did not involve more than the normal risk of collectibility or present other unfavorable features. Transactions of a similar nature will, in all probability, occur in the future in the ordinary course of business.

On September 13, 1996, Anchor Glass Container Corporation ("Anchor") filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Chapter 11 Filing"). At the time of the Chapter 11 Filing, Director James R. Malone was Chairman, President and Chief Executive Officer of Anchor. Upon filing the petition, Anchor sought approval of the Bankruptcy Court for the sale of substantially all of its assets. This sale was approved by the Bankruptcy Court in December 1996 and was consummated on February 5, 1997. Mr. Malone ceased to be affiliated with Anchor in February 1997.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

The following table provides summary information concerning compensation paid by AmSouth and its subsidiaries to its Chief Executive Officer, and each of the four other most highly compensated executive officers of AmSouth at December 31, 1996, (hereinafter referred to as the "named executive officers") for the fiscal years ended December 31, 1996, 1995 and 1994.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Restricted Stock Award(s)($)(2)	Securities Underlying Options/ SARs(#)	LTIP Payouts($)	All Other Compensation ($)
C. Dowd Ritter	1996	$600,000	$720,000	$ 71,618	$2,428,458	31,750	None(3)	$ 43,670(4)
Chairman, President & Chief	1995	$460,000	$400,000	$ 58,574	$1,102,063	27,325		$ 18,128
Executive Officer of AmSouth & AmSouth Bank of Alabama	1994	$360,000	$ 0	$133,710	$ 620,494	15,450		$ 11,420
Kristen M. Hudak	1996	$325,000	$243,750	$114,427	$ 655,919	9,950		$ 19,500(4)
Senior Executive Vice President	1995	$218,750	$200,000	$ 12,002	$ 313,750	20,000		$125,876
& Chief Financial Officer of AmSouth & AmSouth Bank of Alabama	1994	$ *	$ *	$ *	$ *	*		$ *
E.W. Stephenson, Jr.	1996	$275,000	$208,450	$ 50,144	$ 647,441	8,425		$ 44,474(4)
Senior Executive Vice President	1995	$250,000	$150,500	$ 60,696	$ 109,883	10,600		$ 42,099
of AmSouth, Chairman & Chief Executive Officer, AmSouth Bank of Florida	1994	$225,000	$ 0	$ 83,648	$ 93,788	7,325		$ 55,744
Sloan D. Gibson, IV	1996	$245,000	$180,075	$ 35,229	$ 647,441	8,425		$ 14,700(4)
Senior Executive Vice President	1995	$225,000	$124,650	$ 19,558	$ 17,250	10,600		$ 5,157
& Commercial Banking Group Head of AmSouth & AmSouth Bank of Alabama	1994	$180,000	$ 54,000	$ 9,732	$ 78,413	5,475		$ 2,676
W. Charles Mayer, III	1996	$245,000	$177,625	$ 37,243	$ 647,441	8,425		$ 19,900(4)
Senior Executive Vice President &	1995	$216,667	$150,235	$ 32,982	$ 13,656	8,425		$ 51,315
Alabama Banking Group Head of AmSouth & AmSouth Bank of Alabama	1994	$186,000	$ 55,800	$ 19,747	$ 35,363	4,125		$ 9,337

*Ms. Hudak was not with AmSouth during that year.

(1) These amounts include tax gross-ups and perquisites such as club dues, auto allowances and financial planning assistance. In the case of Ms. Hudak, the amount for 1996 includes one-time club initiation fees and gross-up of $73,462.

(2) Amount is based on market value on date of grant. Dividends are paid on all restricted shares.

The following table provides information about restricted shares unreleased as of December 31, 1996.

Name	Aggregate # of Restricted Shares Held	Value Based on Year End Stock Price of $48.375
Ritter	101,895	$4,929,171
Hudak	23,385	$1,131,249
Stephenson	21,097	$1,020,567
Gibson	17,825	$ 862,284
Mayer	15,850	$ 766,744

None of the restricted stock awards listed in the Summary Compensation Table or in the Footnote Table above have a vesting schedule of less than three years.

(3) No payouts have yet been made under AmSouth's long term cash plan (1997 Performance Incentive Plan) described elsewhere in this Proxy Statement and submitted for shareholder approval.

(4) These amounts reflect Company Matching contributions to the AmSouth Thrift Plan and Supplemental Thrift Plan and payouts related to the former Profit Sharing Plan as shown below:

Name	Company Match Thrift	Former Profit Sharing Plan
Ritter	$ 36,000	$ 7,670
Hudak	$ 19,500	$ 0
Stephenson	$ 5,500	$ 4,810
Gibson	$ 14,700	$ 0
Mayer	$ 14,700	$ 5,200

In the case of Mr. Stephenson, the amount shown in the Summary Compensation Table includes relocation related payments in the amount of $34,164.

Stock Options

The following table contains information regarding the grant of stock options during 1996 to the named executive officers under AmSouth's 1996 Long Term Incentive Compensation Plan.

OPTION/SAR GRANTS IN LAST FISCAL YEAR*

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	5% ($)	10% ($)
C. Dowd Ritter	31,750	9.1%	$40.375	February 7, 2006	$805,974	$2,042,954
Kristen M. Hudak	9,950	2.9%	$40.375	February 7, 2006	$252,581	$ 640,233
E.W. Stephenson, Jr.	8,425	2.4%	$40.375	February 7, 2006	$213,869	$ 542,107
Sloan D. Gibson, IV	8,425	2.4%	$40.375	February 7, 2006	$213,869	$ 542,107
W. Charles Mayer, III	8,425	2.4%	$40.375	February 7, 2006	$213,869	$ 542,107

* The stock options became exercisable on February 7, 1997 (one year after date of grant), although vesting is accelerated upon death, disability or a change in control of AmSouth. The exercise price is equal to the closing price of AmSouth common stock on the New York Stock Exchange on the date of grant.

Option Exercises and Holdings

The following table provides information concerning the exercise of stock options during 1996 by the named executive officers and the unexercised stock options held by them at December 31, 1996.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

			Number of Securities Underlying Unexercised Options/SARs at FY-End(#)	Value of Unexercised In-the-Money Options/SARs at FY-End($)
Name	Shares Acquired on Exercise (#)	Value Realized(1) ($)	Exercisable / Unexercisable	Exercisable / Unexercisable (1)
C. Dowd Ritter	12,006	$380,835	63,772 / 31,750	$1,327,658 / $254,000
Kristen M. Hudak	0	$ 0	20,000 / 9,950	$ 340,000 / $ 79,600
E.W. Stephenson, Jr.	4,500	$140,828	25,225 / 8,425	$ 493,138 / $ 67,400
Sloan D. Gibson, IV	0	$ 0	19,075 / 8,425	$ 360,397 / $ 67,400
W. Charles Mayer, III	0	$ 0	17,987 / 8,425	$ 353,301 / $ 67,400

(1) Market value of underlying securities at exercise or year-end, as applicable, minus the exercise price.

Retirement Plan

The following table shows the estimated annual benefits payable at normal retirement age (age 65) under AmSouth's qualified defined benefit Retirement Plan, as well as under a nonqualified Supplemental Retirement Plan. This supplemental plan provides benefits that would otherwise be denied participants because of Internal Revenue Code limitations on qualified plan benefits, as well as benefits that strengthen the competitiveness of AmSouth's overall executive compensation program.

PENSION PLAN TABLE

Average Annual Covered Compensation	Years of Service				
	10	15	20	25	30
$ 200,000	34,275	51,660	69,210	86,760	104,310
300,000	52,275	78,660	105,210	131,760	158,310
400,000	70,275	105,660	141,210	176,760	212,310
500,000	88,275	132,660	177,210	221,760	266,310
600,000	106,275	159,660	213,210	266,760	320,310
700,000	124,275	186,660	249,210	311,760	374,310
800,000	142,275	213,660	285,210	356,760	428,310
900,000	160,275	240,660	321,210	401,760	482,310
1,000,000	178,275	267,660	357,210	446,760	536,310

The benefits shown are not subject to any deduction for Social Security benefits or other offset amounts.

The compensation covered by the combination of plans covering the named executive officers is the base salary plus bonus earned for the year by the executive. The amount of the retirement benefit is determined by the length of the retiree's credited service under the plans and the annual average covered compensation, which is the base salary plus bonus for the retiree for the 60 consecutive highest compensated months out of the 120 months preceding retirement. The full years of credited service under the plans for the named executive officers are as follows: Mr. Ritter: 24 years; Ms. Hudak: two years; Mr. Stephenson: 21 years; Mr. Gibson: four years; and Mr. Mayer: 18 years. For purposes of calculating the benefit provided under the plans, credited service in excess of 30 years is disregarded. Benefits shown are computed as a straight life annuity beginning at age 65.

Stock Ownership Guidelines for Officers

AmSouth has adopted common stock ownership guidelines for the officers who are members of the corporate Management Committee of AmSouth. Ownership targets are expressed as a multiple of salary and are as follows: (i) executive vice presidents: one times salary; (ii) senior executive vice presidents and above who are not directors: three times salary; and (iii) officers who are directors: five times salary. Shares considered owned include individually owned shares, restricted shares of AmSouth stock and benefit plan investments in AmSouth stock. All of the members of the Management Committee have met their ownership target.

Compensation of Directors

Fees

Non-employee directors of AmSouth are paid a fee of $4,000 per calendar quarter ($4,750 for Committee Chairmen) during which the director has served. In addition, each such director is paid a fee of $1,500 for each meeting of the Board and $800 for each committee meeting which the director attends. Individual directors may, at their option, elect to defer the receipt of directors' fees, and the deferred amounts are invested in units of AmSouth "phantom stock." All of the directors of AmSouth have elected to defer receipt of some or all of the retainer and meeting fees they are paid for service on the Board of Directors and to invest these fees in units of "phantom stock" of AmSouth.

John W. Woods ceased to be Chief Executive Officer of AmSouth at the end of 1995, but continued to serve as Chairman of the Board until his retirement on August 31, 1996. For his service prior to retirement in 1996, Mr. Woods was paid a salary and bonus of $1,100,000. In addition, miscellaneous compensation was paid in the amount of $128,445 as a result of tax gross-ups and various perquisites and benefit plans. At retirement, vesting was accelerated with regard to 21,035 restricted shares of AmSouth common stock.

Director Stock Purchase Program

Under AmSouth's Director Stock Purchase Program, directors who own less than 5,000 shares of AmSouth stock and are not within three years of retirement from the Board are required to use at least one quarterly retainer each 15 months to purchase AmSouth stock. This requirement may also be fulfilled by the deferral of fees that are invested in units of AmSouth "phantom stock" as described in "Fees" above.

Director Restricted Stock Plan

Each non-employee director of AmSouth is a participant in the Director Restricted Stock Plan. Each such director who was a member of the Board of Directors on April 20, 1995 (the effective date of the Plan) was granted 1,000 shares of restricted stock on such date, except that each director who was scheduled to retire from the Board under the Board's retirement policy prior to April 1, 2000 (the Plan's termination date) was granted 200 shares of restricted stock for each remaining year of service as a director. The Plan provides that 200 shares granted to each director will vest on April 1 of each of the years 1996 through 2000.

Each person who first becomes a non-employee director after April 20, 1995 will be granted 16.67 shares of restricted stock for each calendar month or fraction thereof from the director's election to the following March 31 (rounded to the nearest whole share), plus 200 shares for each subsequent Plan Year (April 1—March 31) until the earlier of April 1, 2000 or the director's scheduled retirement date. The product of 16.67 shares times the number of full and partial calendar months from the director's election to the following March 31 (rounded to the nearest whole share) will vest on the April 1 following such election, and 200 shares will vest on each April 1 thereafter through the earlier of April 1, 2000 or the date on which all shares have vested.

All shares of restricted stock will vest immediately upon the director's death or disability. At the time the restricted stock vests, the director is entitled to receive a cash tax-offset "supplemental payment" in an amount equal to the amount necessary to pay the federal, state and local income tax payable with respect to both the vesting of the restricted stock and receipt of the supplemental payment, assuming the director is taxed at the maximum effective tax rate. If a director leaves the Board of Directors before all of the director's shares of restricted stock have vested, the unvested shares will be forfeited, except for those shares that were scheduled to vest on the next April 1, which will vest upon the director leaving the Board.

Employment Contracts and Termination of Employment Agreements

Employment Agreement

AmSouth has entered into an Employment Agreement (the "Agreement") with Mr. Ritter. The Agreement has an initial term of three years, but contains automatic renewal provisions, such that the remaining term of the Agreement at any given time will be three years. The Agreement provides that Mr. Ritter will be paid the following compensation: a base salary not less than his base salary on the effective date of the Agreement, and as it may be increased from time to time; the opportunity to earn a bonus under AmSouth's Executive Incentive Plan and to participate in AmSouth's long term incentive compensation programs at a level commensurate with his position; retirement benefits not less than those provided under AmSouth's Supplemental Retirement and Supplemental Thrift Plans; AmSouth's normal employee benefits, commensurate with his position; perquisites suitable to his position with AmSouth; and reimbursement of certain expenses incurred in performing his duties.

If Mr. Ritter's employment is terminated by AmSouth for reasons other than death, disability, retirement or "Cause" (as defined) or if he terminates his employment for "Good Reason" (as defined), he is entitled to be paid a lump sum cash payment equal to the present value of the sum of the following: (i) base salary for the remaining term of the Agreement; and (ii) annual bonus amount, annualized long term incentive award and annual club dues bonus for the year of termination, each multiplied by the number of years remaining in the Agreement. In addition, AmSouth will make a prorated payment of the base bonus amount under the Executive Incentive Plan for the termination year, and all unvested stock awards will vest on the termination date. AmSouth will also continue health and welfare benefit coverage for three years after termination at the same cost and terms as prior to termination. As a condition to receiving these benefits, Mr. Ritter must actively seek employment, and if he finds "Comparable Employment" (as defined) prior to the end of the third year following termination, he must return a pro rata portion of the severance benefits paid to him. AmSouth will also reimburse Mr. Ritter for certain excise taxes that he may be obligated to pay as a result of receiving payments under the Agreement.

Executive Severance Agreements

AmSouth has also entered into an Executive Severance Agreement (the "ESAs") with each of the named executive officers, other than Mr. Ritter, whose employment agreement is described above. The ESAs have terms of three years, but are automatically extended for one additional year at the end of the initial term and each subsequent year unless, within 12 months prior to the end of the term, AmSouth gives notice to the executive that the term of the ESA will not be extended. However, if a "Change in Control" (as defined) occurs while the ESA is in effect, the ESA will remain in effect for the longer of (i) 24 months beyond the month in which the Change in Control occurred or (ii) until all obligations of AmSouth are fulfilled and all benefits paid to the executive. The ESAs provide that the executive will be paid certain severance benefits if a Change in Control occurs and within 24 months thereafter the executive's employment is terminated under circumstances described in the ESAs. The ESAs also provide that if an employment termination arises in connection with or in anticipation of a Change in Control, the executive's rights will be the same as if the termination had occurred within two years following a Change in Control.

The severance benefits payable under the ESAs are as follows: (i) an amount equal to the "Severance Multiplier", multiplied by base salary, bonus and certain other compensation, all based on compensation amounts paid in prior periods; (ii) certain compensation otherwise payable for the year in which the termination occurs; (iii) continuation of benefits pursuant to welfare benefit plans under certain conditions; and (iv) lump sum cash payments of certain other benefits accrued by the executive under AmSouth's Supplemental Retirement Plan, Supplemental Thrift Plan and relocation policy. The "Severance Multipliers" are 2.5 for all named executive officers. In certain circumstances, the executive may be compensated for excise taxes that will be due as a result of the payment of benefits.

Additional Compensation Agreement

Ms. Hudak also has an agreement with AmSouth that provides if she is terminated without "Cause" (as defined) within two years of her beginning employment with AmSouth, she will be paid a lump sum payment equal to two times her base salary and base bonus opportunity under the Executive Incentive Plan.

Information with Respect to Executive Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The following directors currently serve as members of the Executive Compensation Committee of AmSouth's Board of Directors and also served on the Committee during 1996:

Ronald L. Kuehn, Jr. (Chairman)
J. Harold Chandler
Elmer B. Harris
James R. Malone
Herbert A. Sklenar

Former director Joseph M. Farley, who has retired from the Board, also served on the Committee during a portion of 1996.

There are no relationships required to be disclosed in this section.

Executive Compensation Committee Report on Executive Compensation

Introduction and Overall Philosophy

The Executive Compensation Committee (the "Committee") of AmSouth's Board of Directors is composed of five non-officer directors. The Committee oversees AmSouth's executive compensation program and is specifically responsible for evaluating and approving compensation plans, payments and awards for AmSouth's most senior executives under this program. During 1996, the Committee held three meetings.

In discharging this responsibility, the Committee has, for a number of years, used the services of compensation consultants as a resource. Compensation consultants have also been utilized in the process of developing the current AmSouth executive compensation plans.

The following comments are applicable to executive officers of AmSouth (the eleven members of the corporate Management Committee), including the Chief Executive Officer and the named executive officers.

Executive Compensation Policies

AmSouth's executive compensation program has as its stated purpose to attract, reward, retain and motivate the strong leadership necessary to achieve, over time, a superior financial performance.

There are three components to the program: base salary, short term incentives and long term incentives.

Base salary provides the foundation for executive pay; its purpose is to compensate the executive for performing his or her basic duties. The short term incentive plan is intended to provide rewards for favorable short term performance. The purpose of the long term incentive program is to provide incentives and rewards for longer term performance and to motivate long term thinking.

AmSouth provides total compensation opportunities for executives generally based on a comparison with the practices of a group of Peer Banks. Within this framework, the opportunities are designed with both an external and internal focus. Externally the intent is to correlate the opportunities with AmSouth's performance ranking among the Peer Banks. Internally, the intent is to correlate the opportunities with AmSouth's performance results achieved as compared to the short and long term goals set. In using this blended approach, AmSouth considers the entire pay package when setting each portion of pay.

The Peer Bank group utilized by AmSouth includes U.S. commercial banks with total assets ranging from one-half to twice AmSouth's asset size for which data is available. The Committee believes this is the best comparison group for AmSouth, both for purposes of establishing competitive levels of compensation and to compare relative performance. It reflects the banking industry at an appropriate size relative to AmSouth, including companies within the parameters stated, and is large enough to provide a valid comparison both for compensation and performance. For purposes of the stock performance graph comparison contained in this Proxy Statement, AmSouth has compared itself to the performance of the S&P Regional Bank Index because it is a conveniently referenced, published index. However, AmSouth believes that a more select peer group is appropriate for purposes of establishing executive compensation.

Base Salary

AmSouth's salary ranges are set so that their midpoints are at the average of the Peer Banks, as those banks are represented in various salary surveys to which AmSouth has access. The Committee believes this strikes an appropriate balance between managing AmSouth's fixed costs and retaining a competent, cohesive and effective management team.

Progress within a particular executive's salary range, and thus annual base salary increases, are determined based on:

- Projected base salary increases in the banking industry in general; and
- The individual's experience, tenure and individual performance each year.

This determination has both objective and subjective elements, but does not lend itself to formulas or weightings. Individual executive base salaries within salary ranges may be above or below the average of the Peer Banks based on these factors.

Base salary adjustments for all executive officers are approved by the Committee and, with respect to the named executive officers, the base salaries earned are reflected in the Summary Compensation Table for 1996. In general, base salaries for executive officers are essentially at the average of the Peer Banks.

Short Term Incentive Plan

AmSouth's short term incentive plan, the Executive Incentive Plan, calls for the establishment of annual goals for the overall Corporation and each business unit. Corporate performance is determined by the Committee's evaluation of the year's results against the annual goals approved by the Committee. Goals for objective performance measurement purposes under the Plan may include one or more of the following:

- Earnings per Share
- Return on Average Assets
- Return on Average Equity
- Credit Quality Measures
- Efficiency Ratio
- Loan Growth
- Deposit Growth
- Noninterest Revenue Growth

The organizational focus and weighting for the purpose of goal setting and evaluation varies depending on the Executive Incentive Plan participant category. Participants include the eleven members of the corporate Management Committee. Payments for Officers/Directors (currently only Mr. Ritter) are based solely on the Corporation's performance against goals. Other Senior Executives' payments are based primarily on the Corporation's performance and, secondarily, on their unit's performance against goals.

Each participant has a "base bonus opportunity," expressed as a percentage of base pay and associated with the achievement of goals. The base bonus opportunities are established by analyzing the average practices of the previously referenced Peer Banks as represented in available surveys. Under the Executive Incentive Plan, these targeted payment percentages differ depending on various participant levels and positions held, and for the 1996 performance year ranged from 35 percent up to 60 percent.

The possible payout percentage can range from zero percent to 200 percent of the base bonus opportunity based on a rating from 0.0 to 2.0 as determined by an evaluation of performance results against goals, as previously described. Payouts under the Executive Incentive Plan will be made in cash, and a participant can defer his or her payout by making a written election to do so prior to the Plan Year.

Shareholder approval of the Executive Incentive Plan is being requested as part of this Proxy Statement. With this approval, all amounts paid under this Plan will qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code (the "Code") and will be tax deductible.

The Committee believes that the Executive Incentive Plan focuses AmSouth executives on their assigned responsibilities while still promoting teamwork among the Corporation's management team. Therefore, the Plan motivates executives to perform in a superior manner and rewards them appropriately for the level of success achieved by both them and the Corporation.

(New) 1997 Performance Incentive Plan

The 1997 Performance Incentive Plan ("PI Plan") was adopted by the Board of Directors in 1996 and is also being presented for shareholder approval. The PI Plan permits the grant of cash-based, long term incentive opportunities. The objectives of the PI Plan are to optimize AmSouth's profitability and growth through incentives which are consistent with the Corporation's objectives and which link the interests of participants to those of the Corporation's shareholders, to provide participants with an incentive for excellence in individual performance and to promote teamwork among participants. The PI Plan is intended to further reinforce certain strategic business needs and financial performance goals also underlying the Corporation's 1996 Long Term Incentive Compensation Plan.

The PI Plan has been initially utilized to focus AmSouth's most senior officers (the eleven members of the corporate Management Committee) on AmSouth's new three-year strategic plan. This strategic plan has, as its foundation, aggressive earnings per share (EPS) and return on equity (ROE) goals. The PI Plan grants establish cash payouts which may be earned at varying levels of EPS and ROE achieved over the three years from 1997 through 1999. Cash award opportunities were granted effective January 1, 1997, contingent on shareholder approval of the PI Plan.

The senior executives receiving these grants under the PI Plan will forego annual stock options and restricted stock grants through 1999. As part of their grants under the PI Plan, these officers were invited to (and did) make open-market share purchases of AmSouth stock (up to individually set limits). Their open-market purchases are required to be held for six years and are matched share-for-share with restricted stock which vests at retirement. The PI Plan cash award opportunities described above have been set such that cash payments received under the PI Plan at the end of the performance period might be less than, equal to, or more than the cost of the executives' stock purchases depending upon the level of performance achieved by AmSouth.

The objective of the PI Plan grants is not only to reinforce aggressive strategic goals, but to build stock ownership among AmSouth's senior officers and to establish an appropriate balance of risk and reward for these executives. The result of this initial grant under the PI Plan will be greatly increased stock ownership (much of which is through use of the executives' own funds), enormous focus on shareholder value and alignment of executives' interests more directly with AmSouth's three-year EPS and ROE financial goals. With shareholder approval, amounts which may be earned under the PI Plan will qualify as performance-based compensation under Section 162(m) of the Code.

1996 Long Term Incentive Compensation Plan

AmSouth's 1996 Long Term Incentive Compensation Plan (the "1996 LTIP") was approved by shareholders in 1996 and is qualified under Section 162(m) of the Code. Its primary purpose is to promote the long term success of AmSouth and its subsidiaries by providing financial incentives to key employees who are in positions to make significant contributions toward such success.

The 1996 LTIP is a key component of executive compensation, and two types of long term incentives were utilized under it in 1996: stock options and restricted stock grants. The Plan is designed to attract individuals of outstanding ability and encourage key employees to acquire a proprietary interest in AmSouth, to continue employment with AmSouth and to render superior performance during such employment. The Committee believes the program meets those objectives. As noted below, the 1996 LTIP links executives' interests directly to the interests of shareholders in two ways:

> The greater the increase in stock value, the greater the reward to the executive under both types of incentives; and
>
> The number of shares of restricted stock granted increases as AmSouth's long term performance against the Peer Banks improves.

AmSouth develops its grant sizes for stock options and restricted stock first by determining the average of the long term incentive opportunities provided to executives in similar positions at the Peer Banks. This calculation is made with the help of an outside consultant. Market data on the Peer Banks is limited to that available in surveys to which AmSouth has access.

Then, the Committee delivers one-half of that value in the form of stock options and one-half in the form of a target restricted stock opportunity that is based on AmSouth's performance against the Peer Banks. (The actual restricted stock award may differ from the target opportunity depending on performance, as discussed below.) The Committee believes this strikes an appropriate balance between incentives for future performance and rewards for past performance.

The Committee does not consider prior option or restricted stock grants in making new grants.

Stock Options

Stock options are granted for two primary reasons. First the Committee believes that they align executive pay with shareholders' interests, since no rewards are realized unless the stock value increases. Second, they are the most prevalent type of long term incentive at the Peer Banks, and the issuance of options enables AmSouth to be competitive in that respect.

The options to purchase AmSouth stock that were granted in 1996 were issued at 100 percent of the fair market value of AmSouth common stock on the date of the grant, became exercisable one year after date of grant and expire ten years after the date of grant. To the extent possible under the Code such options qualify as "incentive stock options" under Section 422(a) thereof.

Restricted Stock

The majority of restricted stock grants made in 1996 were dependent on the percentile ranking of AmSouth's prior three-year total shareholder return (TSR) against the Peer Banks. A formula was developed that provides a particular grant based on the percentile level of performance. The better the performance, the larger the grant size. Grant sizes can range from zero percent to 200 percent of an average market grant. One hundred percent of an average market grant would result if AmSouth's performance is at the 50th percentile thereof.

For the three years ending with 1995, AmSouth's TSR performance was at the 40th percentile of the Peer Banks. This resulted in a restricted stock grant at 67 percent of the targeted Peer Bank average. In addition, a limited number of special restricted stock grants were made in 1996 primarily to attract new executives to AmSouth.

For the large majority of the restricted stock grants made in 1996, the stock will be held by the Corporation for three years before it is released to the executive. Executives receive dividends on their shares and experience the impact of stock price decreases and the rewards of stock price increases throughout the restriction period. Thus, executives are encouraged to think in ways that promote corporate performance and benefit shareholders. These shares also serve as a positive incentive to encourage key officers to remain with the Corporation, since the stock is forfeited if the executive leaves prior to the end of the restriction period.

The restricted shares granted to senior officers in connection with their open-market purchases under the new PI Plan were made under the 1996 LTIP. These shares will vest upon the participant's retirement.

Chief Executive Officer Compensation

Mr. Ritter became Chief Executive Officer on January 1, 1996, and Chairman on September 1, 1996. Mr. Ritter's salary was increased from $460,000 to $600,000 effective January 1, 1996 in acknowledgment of his new position within AmSouth. Based on market studies available to the Committee, we believe Mr. Ritter's current salary is slightly below the median salary paid by comparable companies.

Mr. Ritter was paid an incentive of $720,000 under the Executive Incentive Plan for 1996 (paid in 1997), compared to $400,000 for 1995 (paid in 1996). This amount was earned given AmSouth's performance in excess of the pre-established goals for 1996. Mr. Ritter received a grant of 45,000 shares of restricted stock during 1996. This grant is a share-for-share match of Mr. Ritter's 1996 open-market purchase of 45,000 AmSouth shares. On an annualized basis, the value of Mr. Ritter's long term incentive grants was comparable to the median long term compensation in comparable banks. Mr. Ritter also received a normal annual grant under the 1996 LTIP in February 1996 of 31,750 options and 4,420 shares of restricted stock under the procedures previously described.

Conclusion

The Committee believes that under the AmSouth Executive Compensation Program, executive officers' compensation generally has been commensurate with AmSouth's financial performance and total value received by its shareholders. The Committee reviews the program on an ongoing basis and will make modifications as needed to continue to meet AmSouth's business and compensation objectives with the ultimate goal of maximizing long term shareholder value.

Submitted by the Executive Compensation Committee of the AmSouth Bancorporation Board of Directors:

Ronald L. Kuehn, Jr. (Chairman)
J. Harold Chandler
Elmer B. Harris
James R. Malone
Herbert A. Sklenar

Performance Graph

Set forth below is a graph comparing the yearly percentage change in the cumulative total return of AmSouth's common stock against the cumulative total return of the S&P 500 Index and the S&P Regional Bank Index for the last five years. It assumes that the value of the investment in AmSouth common stock and in each index was $100.00 and that all dividends were reinvested.


AmSouth Stock Performance
5 Year Cumulative Total Return Comparison
AmSouth, S&P 500 Index & S&P Regional Bank Index
$300
$250
$200
$150
$100
$50
12/31/91
12/31/92
12/31/93
12/31/94
12/31/95
12/31/96
AmSouth
S&P 500
S&P Regional Bank
Assumes $100 invested on 12/31/91, with reinvestment of dividends.

AmSouth	$100	$157	$157	$135	$222	$276
S&P 500	$100	$108	$118	$120	$165	$203
S&P Regional Bank	$100	$127	$135	$128	$201	$274

The information provided under the headings "Executive Compensation Committee Report on Executive Compensation" and "Performance Graph" above shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, or subject to Regulation 14A or 14C, other than as provided in Item 402 of Regulation S-K, or to liabilities of Section 18 of the Securities Exchange Act of 1934 and, unless specific reference is made therein to such headings, shall not be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

1997 PERFORMANCE INCENTIVE PLAN

Approval of 1997 Performance Incentive Plan

The Board of Directors has adopted, subject to approval by the shareholders, the 1997 Performance Incentive Plan (the "PI Plan"). The objectives of the PI Plan are to optimize the profitability and growth of AmSouth through long term incentives that are consistent with AmSouth's objectives and that link the interests of participants to those of AmSouth's shareholders, to provide participants with an incentive for excellence in individual performance and to promote teamwork among participants.

Summary Description of the PI Plan

The following summary of the terms of the PI Plan is qualified in its entirety by reference to the text of the Plan, which is attached as Appendix A to this Proxy Statement. If adopted by the shareholders, the PI Plan will be effective as of January 1, 1997. If shareholders do not approve the PI Plan, grants that have been made under the PI Plan will be canceled and no further grants will be made.

Administration

The PI Plan will be administered by the Executive Compensation Committee of the Board of Directors (the "Committee").

Eligibility

Key employees of AmSouth and its subsidiaries are eligible to participate in the PI Plan. Non-employee directors of AmSouth are not eligible.

No more than five percent of the employees of AmSouth and its subsidiaries are expected to participate; however, because the PI Plan provides for broad discretion in selecting participants and in making awards, the total number of persons who will participate and the respective benefits to be accorded to them cannot be determined at this time. There are currently eleven participants in the PI Plan.

Description of Awards Under the PI Plan

The Committee will determine the terms of each award (hereinafter referred to as an "Opportunity") made to participants under the PI Plan. The Committee will set a range of performance goals ("Goals") prior to the beginning of each performance period, which will be based on financial measures determined by the Committee. The payment, if any, due to a participant pursuant to an Opportunity will depend on the extent to which the Goals have been achieved. The Committee will determine the duration of a performance period, which must be a period of more than one consecutive fiscal year. No payment under the PI Plan to any one participant with respect to any one Opportunity shall exceed $10,000,000.

The PI Plan also provides that, subject to certain limitations, the Chief Executive Officer of AmSouth (the "CEO") may also make awards to eligible employees. The CEO may only make awards to non-insiders (employees who are neither officers (as defined under Section 16(a) of the Securities Exchange Act of 1934), directors nor ten percent beneficial owners of any class of AmSouth's equity securities), and the total number of awards granted by the CEO each year will be subject to approval by the Committee. The CEO will have substantially the same authority to grant awards as the Committee, subject to the limitations described above.

Performance Measures

The performance measures that may be used to set Goals may include one or more of the following and may include combinations thereof (for example: Return on Assets, expressed as a combination of Net Income and Assets).

Net Income	Total Shareholder Return
Shareholders' Equity	Capital
Return on Equity	Return on Investment
Earnings Per Share	Return on Capital
Assets	Cash Flow
Return on Assets	Value Added
Stock Price	

Adjustments and Amendments

The Board of Directors has the right, which may be delegated to a committee of the Board, to alter, amend, suspend or terminate the PI Plan in whole or in part, provided, that after a Change in Control (as defined in the PI Plan) no such changes may be made that adversely affect an Opportunity that had previously been granted. The Committee may make adjustments in the terms of Opportunities in recognition of unusual or nonrecurring events affecting AmSouth or the financial statements of AmSouth or of changes in applicable laws, regulations or accounting principles, or the interpretation thereof by a relevant regulatory body, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits intended to be made available under the PI Plan. However, Opportunities which are designed to qualify for the performance-based exception from the tax deductibility limitations of Internal Revenue Code Section 162(m) and which are held by Covered Employees (as defined in the regulations issued under Section 162(m)) may only be adjusted to the extent permissible under Section 162(m). No termination, amendment or modification of the PI Plan may adversely affect in any material way any Opportunity previously granted under the PI Plan, without the written consent of the participant holding such Opportunity.

The Committee also will have the discretion to adjust determinations of the degree of attainment of performance objectives, except that Opportunities designed to qualify for the performance-based exception and held by Covered Employees may be adjusted downward, but not upward. If applicable laws change to permit Committee discretion to alter the governing performance measures without obtaining shareholder approval of such changes, the Committee will have sole discretion to make such changes without obtaining shareholder approval. In addition, if the Committee determines that it is advisable to grant Opportunities that do not qualify for the performance-based exception, the Committee may make such grants without satisfying the requirements of Section 162(m).

Duration of the Plan

The PI Plan will remain in effect until all performance periods for Opportunities granted thereunder have been completed. However, in no event will an Opportunity be granted under the PI Plan on or after January 1, 2007.

New Plan Benefits

The Goals contained in the initial grants under the PI Plan relate to performance over a three-year period ending in 1999 and, therefore, if the Goals contained in those Opportunities had been in place in 1996, they would not have been achieved and no payments would have been made under the PI Plan. However, a general description of the terms of these Opportunities is included in the 1997 Performance Incentive Plan section of the Executive Compensation Committee Report on Executive Compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" ADOPTION OF THE 1997 PERFORMANCE INCENTIVE PLAN.

EXECUTIVE INCENTIVE PLAN

Approval of the Executive Incentive Plan

AmSouth has utilized the Executive Incentive Plan ("EIP") for a number of years to provide short term cash incentive awards to certain key officers, based on their performance. The Board of Directors is recommending that the shareholders approve the current version of the EIP in order for the EIP to qualify for the performance-based exception from the tax deductibility limitations of Section 162(m) of the Internal Revenue Code. Under Section 162(m), compensation paid by AmSouth in excess of $1,000,000 for any taxable year to "Covered Employees" generally is deductible by AmSouth or its affiliates for federal income tax purposes if it is based on the performance of AmSouth, is paid pursuant to a plan approved by AmSouth's shareholders and meets certain other requirements. If shareholders do not approve the EIP, no further awards under the EIP will be made to the named executive officers listed in the Summary Compensation Table.

Summary Description of the EIP

The following summary of the terms of the EIP is qualified in its entirety by reference to the text of the Plan, which is attached as Appendix B to this Proxy Statement.

Administration

The EIP will be administered by the Executive Compensation Committee of the Board of Directors (the "Committee").

Eligibility

Officer/Directors and Senior Executives of AmSouth are eligible to participate in the EIP. A Senior Executive is defined as an officer who manages a major group, division or area and is a member of the corporate Management Committee. An Officer/Director must be a member of the corporate Management Committee and of the AmSouth Board of Directors. There are currently eleven participants in the EIP.

Current directors who are not also executive officers are not eligible for participation in the EIP. Pursuant to recent amendments to the EIP, employees who are not executive officers are not eligible to participate in the EIP.

Description of Awards under the EIP; Performance Measures

The EIP provides for the establishment of annual goals for the overall Corporation and for each business unit managed by a participant. The major portion of the incentives paid (100 percent in the case of Officer/Directors) is based on the performance results of AmSouth as a whole. For Senior Executives, a portion of the incentives is based on the performance results of the organizational unit managed by that participant. The performance measures used to establish goals may include one or more of the following: Earnings per Share; Return on Average Assets; Return on Average Equity; Credit Quality Measures; Efficiency Ratio; Loan Growth; Deposit Growth; and Noninterest Revenue Growth.

Each participant has a base bonus opportunity, expressed as a percentage of base pay, associated with the achievement of goals, which are determined by reference to available peer bank market data. Possible payout percentages can range from zero percent to 200 percent of the base bonus opportunity as determined by an evaluation of performance results against goals. The maximum amount that may be paid to a participant for any given year is $2,000,000. However, the Committee may exercise downward discretion with respect to payouts under the EIP.

Adjustments and Amendments

The Committee may terminate or amend the EIP at any time without shareholder approval, but may not take away any award that has been paid (or deferred) or any award due for the year in which the Committee acts.

Duration

The Plan is of indefinite duration.

New Plan Benefits

The amounts paid under the EIP to the five most highly compensated executive officers of AmSouth for service during 1996 are shown under the "Bonus" column of the Summary Compensation Table included in this Proxy Statement. Amounts paid under the EIP for service in 1996 to all current executive officers who are participants in the EIP as a group totaled $2,325,619. No directors or employees who are not executive officers are eligible to participate in the EIP. If the goals for 1997 under the EIP had been in effect in 1996, they would not have been achieved and no payments would have been made. This reflects the fact that the goals for 1997 are intended to reward improvement in performance for 1997.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" ADOPTION OF THE EXECUTIVE INCENTIVE PLAN.

SHAREHOLDER PROPOSAL

Lynn W. Sickler, 13819-G Walsingham Road, #159, Largo, Florida 33774, who as of February 18, 1997 was the record holder of 18,243 shares of AmSouth common stock, has informed AmSouth that he plans to propose adoption of the following resolution at the 1997 Annual Meeting:

"RESOLVED: That the shareholders recommend that in order to enhance share value, the Board of Directors explore the possible sale of the company for cash and/or securities valued at no less than 2.5 times current book value or no less than sixty (60) dollars per share."

Mr. Sickler did not provide a statement in support of the resolution.

Opposing Statement of the Board of Directors

Nine of the ten AmSouth Board members are outside directors who are not employees of the Corporation. This overwhelmingly independent governing body reviews on a regular basis strategic alternatives and opportunities available to AmSouth and maintains a close relationship with nationally known investment banking firms that advise it on such matters. The Board is committed to maximizing value for shareholders and will pursue whatever course of action that will, in the Board's judgment, best achieve that objective. The Board therefore believes that adoption of this resolution is unnecessary.

AmSouth has and is continuing to undertake initiatives to enhance shareholder value, many of which are described in the Annual Report that accompanies this Proxy Statement. For example, the Board has recently approved a new three-year strategic plan that sets very aggressive goals for the Corporation, designed to rank it among the best of its peer group. As evidence of the Board's commitment to enhancing shareholder value, the Board in 1996 approved an increase in the dividend to shareholders for the 23rd consecutive year. In addition, if a shareholder reinvested his or her AmSouth dividends during 1996 into additional AmSouth shares, the shareholder's total return for the year would have been 24.6 percent, compared to the total return of the S&P 500 of 23.0 percent. In fact, total returns of AmSouth stock have been in excess of 20 percent per annum for each of the last one-year, two-year, three-year, five-year and 15-year periods and in each of the periods have been above the per annum returns for the S&P 500.

The Board also believes that adoption of the proposal is not in the best interests of AmSouth's shareholders, and instead of increasing shareholder value could actually reduce shareholder value. For example, the Board believes that adoption of the proposal would create uncertainty about the Corporation's future that could adversely affect relationships with existing and future customers and also result in the loss of vendors and key employees.

The Board is keenly aware of its fiduciary obligations and intends to continue to act in what it considers to be the best interest of all the shareholders. While the Board will evaluate all business opportunities in a manner consistent with its fiduciary duties, the Board believes that implementation of the Corporation's current business plan offers a comprehensive strategy to enhance long term shareholder value and is the best course for AmSouth to follow at this time.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "AGAINST" THE FOREGOING PROPOSAL.

VOTING PROCEDURES

Under the Delaware General Corporation Law (the "DGCL") and AmSouth's Bylaws, the presence in person or by proxy, of a majority of the outstanding shares of common stock is necessary to constitute a quorum of the shareholders to take action at the Annual Meeting. For these purposes, shares which are present, or represented by a proxy, at the Annual Meeting will be counted for quorum purposes regardless of whether the holder of the shares or the proxy abstains from voting on any particular matter or whether a broker with discretionary authority fails to exercise its discretionary voting authority with respect to any particular matter. Once a quorum of the shareholders is established, under the DGCL (i) the directors standing for election must be elected by a plurality of the shares of common stock present, in person or by proxy, at the Annual Meeting, and (ii) any other action to be taken, including approval of the 1997 Performance Incentive Plan, the Executive Incentive Plan and the Shareholder Proposal, must be approved by the vote of the holders of a majority of the shares of common stock present, in person or by proxy, at the Annual Meeting. Abstentions will in effect count as votes against approval of the 1997 Performance Incentive Plan, the Executive Incentive Plan and the Shareholder Proposal. Broker non-votes will not have an effect on the outcome of the election of directors or approval of the 1997 Performance Incentive Plan, the Executive Incentive Plan and the Shareholder Proposal.

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

The independent public accounting firm selected by the Board of Directors for the calendar year 1997 is Ernst & Young LLP. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

MISCELLANEOUS INFORMATION

Shareholder Proposals

In order to be included in the proxy materials for AmSouth's 1998 Annual Meeting, any proposals of shareholders intended to be presented at that meeting must be received in written form at AmSouth's executive offices on or before November 9, 1997.

Nominations for Directors

AmSouth's Bylaws require shareholders who wish to submit to the Annual Meeting of Shareholders nominations of persons for election to the Board of Directors to follow certain procedures. The shareholder must give notice in writing of the nomination to the Secretary of AmSouth at its office at 1400 AmSouth/Sonat Tower, 1900 Fifth Avenue North, Birmingham, Alabama 35203, not later than the close of business on the 60th day, nor earlier than the 90th day, prior to the first anniversary of the preceding year's annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice to be timely must be delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by AmSouth. The shareholder must be a shareholder of record at the time the notice is given. The shareholder's notice must set forth (a) as to each nominee all information relating to that person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and Rule 14a-11 thereunder (including the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (b) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of the shareholder, as they appear on AmSouth's books, and of such beneficial owner and (ii) the number and class of shares of AmSouth owned of record and beneficially by such shareholder and such beneficial owner.

APPENDIX A

AmSouth Bancorporation
1997 Performance Incentive Plan

Article 1. Establishment, Objectives, and Duration

1.1 Establishment of the Plan. AmSouth Bancorporation, a Delaware corporation (hereinafter referred to as the "Company"), hereby establishes an incentive compensation plan to be known as the "AmSouth Bancorporation 1997 Performance Incentive Plan"(hereinafter referred to as the "PI Plan"), as set forth in this document. The PI Plan permits the grant of cash-based, long-term incentive opportunities.

Subject to approval by the Company's stockholders, the PI Plan shall become effective as of January 1, 1997 (the "Effective Date") and shall remain in effect as provided in Article 1.3 hereof.

1.2 Objectives of the Plan. The objectives of the Plan are to optimize the profitability and growth of the Company through incentives which are consistent with the Company's objectives and which link the interests of Participants to those of the Company's stockholders, to provide Participants with an incentive for excellence in individual performance and to promote teamwork among Participants.

The PI Plan is further intended to reinforce certain strategic business needs and financial performance goals in ways which are not currently supported by the Company's 1996 Long Term Incentive Compensation Plan (which was approved by shareholders on April 18, 1996). The PI Plan will provide further flexibility to motivate and retain the services of Participants who make significant contributions to the Company's success.

1.3 Duration of the PI Plan. The PI Plan will commence on the Effective Date, as described in Article 1.1 hereof, and will remain in effect, subject to the right of the Board of Directors, which right may be delegated to a committee of the Board, to amend or terminate the PI Plan at any time pursuant to Article 12 hereof. However, in no event may an Opportunity be granted under the PI Plan on or after January 1, 2007.

Article 2. Definitions

Whenever used in the PI Plan, the following terms will have the meanings set forth below, and when the meaning is intended, the initial letter of the word will be capitalized.

2.1 "Beneficiary" means the person(s), trust, or other entity designated by a Participant.

2.2 "Board" or **"Board of Directors"** means the Board of Directors of the Company.

2.3 "Cause" will be determined by the Committee, in exercise of good faith and reasonable judgment, and will mean the occurrence of any one or more of the following:

a. The willful and continued failure by the Participant to substantially perform his duties (other than any such failure resulting from the Participant's Disability), after a written demand for substantial performance is delivered by the Committee to the Participant that specifically identifies the manner in which the Committee believes that the Participant has not substantially performed his duties, and the Participant has failed to remedy the situation within thirty (30) calendar days of receiving such notice; or

b. The Participant's conviction for committing an act of fraud, embezzlement, theft, or another act constituting a felony; or

c. The willful engaging by the Participant in gross misconduct materially and demonstrably injurious to the Company, as determined by the Committee. However, no act or failure to act, on the Participant's part will be considered "willful" unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that his action or omission was in the best interest of the Company.

2.4 "Change in Control" of the Company will be deemed to have occurred as of the first day that any one or more of the following conditions will have been satisfied:

a. Any Person (other than those Persons in control of the Company as of the Effective Date, or other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company, or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company) becomes the beneficial owner, directly or indirectly, of securities of the Company representing twenty percent (20%) or more of the combined voting power of the Company's then outstanding securities; or

b. During any period of two (2) consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board (and any new Director, whose election by the Company's stockholders was approved by a vote of at least two thirds (⅔) of the Directors then still in office who either were Directors at the beginning of the period or whose election or nomination for election was so approved), cease for any reason to constitute at least sixty percent (60%) thereof; or

c. The stockholders of the Company approve:
   (i) A plan of complete liquidation of the Company; or
   (ii) An agreement for the sale or disposition of all or substantially all the Company's assets; or
   (iii) A merger, consolidation, or reorganization of the Company with or involving any other corporation, other than a merger, consolidation, or reorganization that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), at least sixty percent (60%) of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger, consolidation, or reorganization.

However, in no event will a Change in Control be deemed to have occurred with respect to the Participant, if the Participant is part of a purchasing group which consummates the Change-in-Control transaction. The Participant will be deemed "part of a purchasing group" for purposes of the preceding sentence if the Participant is an equity participant in the purchasing company or group (except for:
   (i) Passive ownership of less than three percent (3%) of the stock of the purchasing company; or
   (ii) Ownership of equity participation in the purchasing company or group which is otherwise not significant, as determined prior to the Change in Control by a majority of the Non-employee Directors who were Directors prior to the transaction, and who continue as Directors following the transaction).

2.5 **"Code"** means the Internal Revenue Code of 1986, as amended from time to time.

2.6 **"Committee"** means the Executive Compensation Committee of the Board, as specified in Article 3 herein, or such other committee appointed by the Board to administer the PI Plan with respect to grants of Opportunities.

2.7 **"Company"** means AmSouth Bancorporation.

2.8 **"Covered Employee"** means a Participant who, as of the date of payment of an Opportunity, is one of the group of Covered Employees, as defined in the regulations promulgated under the Code Section 162(m), or any successor statute.

2.9 **"Director"** means any individual who is a member of the Board of Directors of the Company.

2.10 **"Disability"** as applied to a Participant, means that the Participant:

a. Has established to the satisfaction of the Committee that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to last for a continuous period of not less than 12 months (all within the meaning of Section 22[e][3] of the Code); and

b. Has satisfied any requirement imposed by the Committee in regard to evidence of such disability.

2.11 **"Effective Date"** will have the meaning ascribed to such term in Section 1.1 hereof.

2.12 **"Employee"** means any key officer or employee of the Company or its Subsidiaries. Directors who are not employed by the Company or its Subsidiaries will not be considered Employees under this PI Plan.

2.13 **"Exchange Act"** means the Securities Exchange Act of 1934, as amended from time-to-time, or any successor act thereto.

2.14 **"Fiscal Year"** means the consecutive twelve-month period used by the Company to report financial results to shareholders.

2.15 **"Insiders"** means an individual who is, on the relevant date, an officer, director or ten percent (10%) beneficial owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act.

2.16 **"Non-employee Director"** means an individual who is a member of the Board of Directors but who is not an Employee.

2.17 **"Opportunity"** means a range of dollars granted to a Participant, expressed either as a range of percents of their annual base salary at the beginning of the Performance Period or as a range of dollar amounts, with respect to a particular Performance Period.

2.18 **"Opportunity Description"** means an agreement entered into by the Company and each Participant setting forth the terms and provisions applicable to Opportunities granted under this PI Plan.

2.19 **"Participant"** means an Employee who has outstanding an Opportunity granted under the PI Plan. The term "Participant" will not include Non-employee Directors.

2.20 **"Performance-Based Exception"** means the performance-based exception from the tax deductibility limitations of Code Section 162(m).

2.21 **"Performance Period"** means a period of more than one consecutive Fiscal Year, as may be determined from Fiscal Year to Fiscal Year by the Committee and evidenced within the Opportunity Description.

2.22 **"Person"** will have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in

Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

2.23 "Retirement" as applied to a Participant, means the Participant's termination of employment in a manner which qualifies the Participant to receive immediately payable retirement benefits under the AmSouth Bancorporation Retirement Plan, under the successor or replacement of such Retirement Plan if it is then no longer in effect, or under any other retirement plan maintained or adopted by the Company which is determined by the Committee to be the functional equivalent of such Retirement Plan.

2.24 "Service Ratio" means the number of full and partial months that have elapsed during a Performance Period prior to termination of employment divided by the total number of months in the Performance Period, expressed as a fraction or percent.

2.25 "Subsidiary" means any corporation, partnership, joint venture, or other entity in which the Company or a subsidiary of the Company has a majority voting interest.

Article 3. Administration

3.1 The Committee. The PI Plan will be administered by the Committee, or by any other committee appointed by the Board, which Committee will not be comprised of individuals who are Participants under this PI Plan. The members of the Committee will be appointed from time-to-time by, and will serve at the discretion of, the Board of Directors.

3.2 Authority of the Committee. Except as limited by law or by the Certificate of Incorporation or Bylaws of the Company, and subject to the provisions herein, including Section 3.4, the Committee will have full power to select Employees who will participate in the PI Plan; determine the sizes and types of Opportunities; determine the terms and conditions of Opportunities in a manner consistent with the PI Plan; construe and interpret the PI Plan and any agreement or instrument entered into under the PI Plan as they apply to Employees; establish, amend or waive rules and regulations for the PI Plan's administration as they apply to employees; and (subject to the provisions of Article 11 and 12 herein) amend the terms and conditions of any outstanding Opportunities to the extent such terms and conditions are within the discretion of the Committee as provided in the PI Plan. Further, the Committee will make all other determinations which may be necessary or advisable for the administration of the PI Plan, as the PI Plan applies to Employees. As permitted by law, the Committee may delegate its authority as identified herein.

3.3 Decisions Binding. All determinations and decisions made by the Committee pursuant to the provisions of the PI Plan and all related orders and resolutions of the Board will be final, conclusive and binding on all persons, including the Company, its stockholders, Employees, Participants, and their estates and beneficiaries.

3.4 Grants by Chief Executive Officer. To the extent permissible under governing rules and regulations, including Section 141(c) of the General Corporation Law of Delaware, if applicable, the Chief Executive Officer of the Company will have the authority to make and administer grants of Opportunities under this PI Plan to individuals who are not Insiders upon such terms and conditions as the Chief Executive Officer will determine; provided, however, that the total number of Opportunities granted by the Chief Executive Officer each year will be subject to approval by the Committee. References in this PI Plan to actions taken or permitted to be taken by the Committee shall be deemed to mean actions taken by the Chief Executive officer if, and to the extent, permitted in this Article 3.4.

Article 4. Eligibility and Participation

4.1 Eligibility. Persons eligible to participate in this PI Plan include all Employees of the Company, including Employees who are members of the Board.

4.2 Actual Participation. Subject to the provisions of the PI Plan, the Committee or the Chief Executive Officer, as referenced in Article 3.4, may, from time-to-time, select from all eligible Employees, those to whom Opportunities will be granted and will determine the nature and amount of each Opportunity.

Article 5. Grant of Opportunity

5.1 Performance Period. Each Participant with respect to a Performance Period will be eligible for an Opportunity during the Performance Period. The Opportunity granted to each Participant will be determined by the Committee in accordance with the provisions of the PI Plan. Each grant of an Opportunity will be made with respect to the Performance Period commencing with the Fiscal Year during which such grant is made, and such Opportunity will thereafter be identified by reference to the Fiscal Year in which the Opportunity is granted. For example, an Opportunity granted to a Participant during the 1997 Fiscal Year for the Performance Period beginning January 1, 1997 and ending December 31, 1999 will be identified as a 1997 Opportunity.

5.2 Determination of Opportunity. The Committee will determine the Opportunity to be granted to each Participant with respect to each Performance Period. All determinations with respect to the grant of an Opportunity under the PI Plan will be in the sole discretion of the Committee and will be final and binding on all Employees. All such determinations will be set forth in the Opportunity Description furnished to each Participant within thirty (30) days of the date of grant.

Article 6. Valuation of Opportunity

6.1 Range of Opportunity. The Committee will set a range of performance goals ("Goals") prior to the beginning of each Performance Period. The Goals will be based upon financial measures, set at the discretion of the Committee, and may be subject to change between and within Performance Periods. Accomplishment of performance which is within the range of these Goals will cause a varying payment according to the Opportunity. The range of Goals and the corresponding payment under the Opportunity will be set forth in an Opportunity Description as described in this PI Plan under Article 5.2.

6.2 Performance Measures with Regard to Covered Employees. Unless and until the Committee proposes for stockholder vote and stockholders approve a change in the general performance measures set forth in this Article 6, the attainment of which may determine the degree of payout with respect to Opportunities granted to Covered Employees which are designed to qualify for the Performance-Based Exception, the performance measure(s) to be used for the purposes of such grants will be chosen from among the following alternatives. Such performance measures may include one or more of the list which follows, and may include combinations of performance measures contained in this list (for example: Return on Assets, expressed as a combination of Net Income and Assets).

a. Net Income;
b. Shareholders' Equity;
c. Return on Equity;
d. Earnings Per Share
e. Assets;
f. Return on Assets;
g. Stock Price;
h. Total Shareholder Return;
i. Capital;
j. Return on Investment;
k. Return on Capital;
l. Cash Flow; and
m. Value Added

Subject to the terms of the PI Plan, each of these measures will be defined by the Committee on a corporation or subsidiary basis or in comparison with peer group performance, and may be applied so as to include or exclude specified extraordinary items, as determined by Generally Accepted Accounting Principles, or the Company's auditors.

The Committee will have the discretion to adjust the determinations of the degree of attainment of the preestablished performance objectives; provided, however, that Opportunities which are designed to qualify for the Performance-Based Exception, and which are held by Covered Employees, may not be adjusted upward (the Committee will retain the discretion to adjust payment earned under an Opportunity downward).

In the event that applicable laws change to permit Committee discretion to alter the governing performance measures without obtaining stockholder approval of such changes, the Committee will have sole discretion to make such changes without obtaining stockholder approval. In addition, in the event that the Committee determines that it is advisable to grant Opportunities which will not qualify for the Performance-Based Exception, the Committee may make such grants without satisfying the requirements of Code Section 162(m).

Article 7. Payment of Benefits

7.1 Eligibility for Benefit Payments. Participants and Beneficiaries will be eligible to receive benefit payments with respect to their Opportunity under the circumstances described in Article 7.2. All benefit payments will be made in cash as soon as practicable in each of the situations described in Article 7.1. Benefit payments to a Participant or Beneficiary will be payable with respect to the Opportunity granted for each separate Performance Period, and will be paid by the Company. Notwithstanding the foregoing, no payment under this PI Plan to any one Participant with respect to any one Opportunity will exceed $10,000,000.

7.2 Impact of Certain Events. Benefit payments with respect to an Opportunity will be paid under the following circumstances:

a. Expiration of Performance Period. Upon the expiration of each Performance Period, performance versus Goals will be determined. Payment will be made equal to the corresponding Opportunity, as described in the Opportunity Description provided to the Participant at the outset of the Performance Period. Participants who have been Employees of the Company for the entirety of the Performance Period will be eligible for payment of any amount yielded by performance versus Goals and the corresponding Opportunity.

b. Certain Terminations of Employment. A Participant who has remained a Participant continuously from the date of the grant of the Opportunity until the date of a termination for any of the following reasons will be entitled to a benefit payment as described in this Article 7.2b.

(i) Death, Disability, or Retirement. In the event of a termination for death, Disability, or Retirement, a Participant's Opportunity will continue in force for the remainder of the Performance Period. Any amount payable to a Participant as a result of the Company's performance versus Goals (as determined in accordance with Article 7.2a) will be reduced by multiplying the amount payable by the Service Ratio.

(ii) Reasons Other Than Cause. In the event of a termination of a Participant by the Company for reasons other than Cause, an amount payable will be determined based on the Company's actual results versus prorated Goals at the end of the fiscal quarter in which termination occurs, and will be multiplied by the Service Ratio. This resulting amount will serve as the minimum payment owed to a Participant. The Committee will have the ability, in its sole discretion, to pay a greater amount.

(iii) Change in Control. In the event of a Change in Control, Opportunities granted under the PI Plan will be paid at the greater of:

a) An amount calculated based on the Company's actual results as compared to prorated Goals. Such proration will be described in the Opportunity Description; and

b) A fixed dollar amount, as specified in the Opportunity Description

7.3 Cancellation of an Opportunity. An Opportunity will be canceled as described below. Following the cancellation of an Opportunity per this Article 7.3, no benefit payments will be payable with respect to the canceled Opportunity.

a. Upon payment of any benefit due in accordance with Article 7.
b. Termination for reasons not described in Article 7.
c. Upon termination for "Cause." Cause will be determined by the Committee, in exercise of good faith and reasonable judgment, and will have the meaning ascribed to it in Article 2.

Article 8. Beneficiary Designation

Each Participant under the PI Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the PI Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation will revoke all prior designations by the same Participant, will be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death will be paid to the Participant's estate.

Article 9. Deferrals

The Committee may permit or require a Participant to defer such Participant's receipt of the payment of cash. If any such deferral election is required or permitted, the Committee will, in its sole discretion, establish rules and procedures for such payment deferrals.

Article 10. Rights of Employees

10.1 Employment. Nothing in the PI Plan will interfere with or limit in any way the right of the Company or a Subsidiary to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company or a Subsidiary.

10.2 Participation. No Employee will have the right to be selected to receive an Opportunity under this PI Plan, or, having been so selected, to be selected to receive a future Opportunity.

Article 11. Change in Control

11.1 Treatment of Outstanding Opportunities. Upon the occurrence of a Change in Control, unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges, all Opportunities will become immediately payable, as described in Article 7.2.

11.2 Termination, Amendment, and Modifications of Change-in-Control Provisions. Notwithstanding any other provision of this PI Plan or any Opportunity Description provision, the provisions of this Article 11 may not be terminated, amended, or modified on or after the date of a Change in Control to affect adversely any Opportunity theretofore granted under the PI Plan without the prior written consent of the Participant with respect to said Participant's outstanding Opportunities.

Article 12. Amendment, Modification, and Termination

12.1 Amendment, Modification, and Termination. Subject to Article 11.2 herein, the Board has the right, which right may be delegated to a committee of the Board, at any time and from time-to-time, to alter, amend, suspend or terminate the PI Plan in whole or in part.

12.2 Adjustment of Opportunities Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Committee may make adjustments in the terms and conditions of, and the criteria included in, Opportunities in recognition of unusual or nonrecurring events (including, without limitation, the events described in Article 6 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, or the interpretation thereof by a relevant regulatory body, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the PI Plan; provided, however, that Opportunities which are designed to qualify for the Performance-Based Exception, and which are held by Covered Employees, may only be adjusted to the extent permissible under Code Section 162(m).

12.3 Opportunities Previously Granted. No termination, amendment, or modification of the PI Plan may adversely affect in any material way any Opportunity previously granted under the PI Plan, without the written consent of the Participant holding such Opportunity.

Article 13. Withholding

The Company or its Subsidiaries will have the power and the right to deduct or withhold, or require a Participant to remit to the Company or a Subsidiary, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the PI Plan.

Article 14. Indemnification

Each person who is or shall have been a member of the Committee, or of the Board, will be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the PI Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she will give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Article 15. Successors

The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) of all or substantially all of the business and/or assets of the Company or of any division or Subsidiary that is the primary employer of a Participant (if the Participant ceases to be employed by the Company or any of its Subsidiaries as a result of such action) to expressly assume and agree to perform the Company's obligations under this PI Plan in the same manner and to the same extent that the Company would be required to perform them if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effective date of any such succession will be a breach of such Participant's Opportunity and will entitle the Participant to compensation from the Company in the same amount and on the same terms as the Participant would be entitled to hereunder if a Change in Control had taken place.

Article 16. Legal Construction

16.1 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also will include the feminine; the plural will include the singular and the singular will include the plural.

16.2 Severability. In the event any provision of the PI Plan is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the PI Plan, and the PI Plan will be construed and enforced as if the illegal or invalid provision had not been included.

16.3 Requirements of Law. The granting of Opportunities under the PI Plan will be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

16.4 Governing Law. To the extent not preempted by federal law, the PI Plan, and all agreements hereunder, will be construed in accordance with and governed by the laws of the state of Alabama.

APPENDIX B

AmSouth Bancorporation
Executive Incentive Plan

Article I Establishment and Purposes

1.1 By this document AmSouth Bancorporation (further referenced as "AmSouth" or the "Corporation") restates, effective for Plan Years beginning on or after January 1, 1997, the AmSouth Bancorporation Executive Incentive Plan (the "Plan").

1.2 The purposes of the Plan are:

A. To optimize AmSouth's profitability and growth consistent with its goals and objectives.

B. To optimize retention of a highly competent executive management group by providing Participants short-term incentive compensation, which, when combined with base salary, long-term incentive compensation, and benefits, is fully competitive with other Peer Banks.

C. To pay incentive awards within the Plan that correlate well with the relative contributions made by Participants.

D. To encourage teamwork and involvement on the part of Participants by connecting the major portion of the incentives paid to the performance of AmSouth as a whole.

E. To encourage accountability on the part of Participants by connecting a portion of the incentives paid to the performance results of the specific organizational units for which the Participants are responsible.

Article II Certain Definitions

2.10 "Award" means the cash determined under this Plan to be due to a Participant as a result of performance during a Plan Year, which shall be paid, or the payment of which may be deferred, as provided in this Plan.

2.11 "Award Date" means that date, as soon as practicable after the applicable performance evaluations are completed, on which awards are paid, or deferred as the case may be.

2.12 "Base Compensation" means the base salary of a Participant in effect at the beginning of the Plan Year.

2.13 "Beneficiary" means the beneficiary named by a Participant in writing filed with Corporate Human Resources. If a Participant does not wish to name a Beneficiary, the Beneficiary under this Plan will be the same as his or her beneficiary under the AmSouth Bancorporation Thrift Plan, or any successor thereto, in effect on the date of the Participant's death.

2.14 "Committee" means the Executive Compensation Committee of the Board of Directors of AmSouth Bancorporation or any successor thereto performing similar functions. This Committee administers and interprets the Plan; any decision made by the Committee is final and binding on the Participant and the Participant's Beneficiary.

2.15 An "Officer/Director" is an employee who holds a position as one of the most senior officers of AmSouth, is a member of the Corporate Management Committee, and is also a member of the AmSouth Bancorporation Board of Directors.

2.16 A "Participant" is an AmSouth Officer/Director or Senior Executive who is approved each year by the Committee to participate with respect to the next Plan Year.

2.17 "Peer Banks" are bank holding companies comparable to AmSouth the asset sizes of which range from one half to two times the asset size of AmSouth.

2.18 "Plan Year" means a calendar year.

2.19 A "Senior Executive" is an officer who manages a major group, division, or area and is a member of the Corporate Management Committee, but who is not an Officer/Director.

Article III Participation

A Participant will not be qualified to receive an Award for a Plan Year unless he or she was approved for entry into the Plan by the Committee and is still working for AmSouth on the Award Date for that Plan Year. However, retirement, death, disability or an approved leave of absence will not disqualify a Participant; rather, a prorated payment, based on the time worked during the Plan Year, will be made to the Participant or to his or her Beneficiary, as the case may be. If a Participant leaves AmSouth's employ for any other reason, the Committee may, in its sole discretion, make an Award to him or her of a prorated payment based on the time worked during the Plan Year.

Article IV Determination of Awards

4.1 Goals will be set for AmSouth and goals will be set for each Participant based on the business unit that he or she manages. The major portion of the incentives paid (100% in the case of Officer/Directors) will be based on the performance results of AmSouth as a whole to encourage teamwork on the part of each Management Committee member. In addition, for Senior Executive Participants, a portion of the incentives paid will be based on the performance results of the Participant's specific organizational unit managed to encourage an appropriate degree of individual focus.

4.2 The importance of sound goal setting is critical to the success of this Plan. The goal setting process will be directly connected to the annual business plan and resulting budget, and will begin at the top of the Corporation. Goals for performance purposes under this Plan may include one or more of the following in any given year:

- Earnings per share
- Return on Average Assets
- Return on Average Equity
- Credit Quality Measures
- Efficiency Ratio
- Loan Growth
- Deposit Growth
- Non-Interest Revenue Growth.

The corporate goals for AmSouth and the weightings placed on each will be approved by the Committee at the beginning of each Plan Year. The corporate goals will become the entire goals for any Officer/Director in the Plan and the major goals for the remaining Participants in the Plan. In addition, the remaining Participants in the Plan also will have goals approved by the Chief Executive Officer for their units managed. The goals for the individually managed units will support (in the case of staff support executives) or add up to (in the case of line delivery executives) the goals for the Corporation.

The corporate goals and the individual unit goals will both be weighted. The corporate goals will receive the heavier weighting and the two weightings will total 100%. Once determined, goals for all Senior Executive Participants will be documented on the Executive Incentive Plan Goal Setting and Evaluation Form.

4.3 A "corporate rating" will be determined at year end based on the Committee's evaluation of the Corporation's results against the annual goals approved by the Committee at the beginning of the Plan Year. The corporate rating can range from 0.0 to 2.0, with 1.0 basically representing goal attainment. This rating will apply to the Officer/Director Participants. For other Participants (Senior Executives), results will be evaluated against goals established for their units at the beginning of the Plan Year. One of the following five general achievement levels will apply for each goal resulting in a performance rating from 0.0 to 2.0.

Performance Categories	Performance Description	Performance Rating Range
Outstanding	Significantly Exceeded Goals	1.6-2.0
More Than Expected	Exceeded Goals	1.2-1.5
Expected	Met Goals	0.9-1.1
Needs Improvement	Fell Short of Goals	0.6-0.8
Unacceptable	Significantly Fell Short of Goals	0.0-0.5

Performance under the Plan will be rated at mid-year and at year-end utilizing an Executive Incentive Plan Goal Setting and Evaluation Form. The ratings will be weighted and the heavier weighted corporate rating will be added to the lesser weighted rating for the Participant's assigned unit to determine the overall rating.

4.4 A "base bonus opportunity" (BBO) will be set for each Participant as a percent of Base Compensation by referencing Peer Bank market data on an annual basis. This will represent the percentage payout associated with the overall basic achievement of established goals at both the corporate and the Participant's specific organizational unit levels. An overall performance rating ranging from 0.0-2.0 will determine the tentative payout percentage for a Participant. A rating of 1.0 will basically indicate that goals have been achieved and that 100% of the BBO will be the payout percentage for a Participant.

Overall performance ratings above or below 1.0 can cause the payout percentage to be as high as 200% of the BBO or as low as 0%. The actual calculation of the payout percentage is performed by multiplying the BBO by the overall performance rating.

4.5 The actual Awards will be determined for Officer/Directors based on the corporate rating assigned by the Committee, the BBO's, and the Base Compensation. The actual awards for Senior Executive Participants will be determined based on the weighted combined corporate rating and individual unit performance ratings recommended by the Chief Executive Officer, the BBO's, and the Base Compensation. The maximum amount which may be paid to a Participant for any given Plan Year under this Plan is $2,000,000. Notwithstanding the foregoing, the Committee may exercise downward discretion with respect to payouts under this Plan.

Article V Distribution of Awards

Unless a Participant has elected to defer receipt of his or her Award under Article VI, the Award will be paid in the form of a cash bonus. However, if a Participant dies prior to the Award Date, the designated Beneficiary will be paid the amount of the Award in a single cash sum whether or not the Participant has made an election to defer any part or all of the Award as provided for in Article VI.

All Awards will be paid on an annual basis within 90 days of the end of the Plan Year and will be net of any required federal, FICA, state or local tax withholdings.

Article VI Elections

6.1 Before the beginning of each Plan Year, each Participant, who wishes to defer his or her Award, if any, for the upcoming year, must fill out a form titled, "AmSouth Bancorporation Executive Incentive Plan Annual Election Form". Utilizing this form, a Participant can defer receiving all of his or her Award or the amount exceeding a designated dollar amount of the Award. This signed form must be returned to Corporate Human Resources before January 1 of the Plan Year. The Participant's choice for a given Plan Year can never be changed. However, each Participant can make new and different choices for later Plan Years.

6.2 Due to the complexity of the rules governing these deferrals, a separate agreement (the "Executive Incentive Award Deferral Agreement") will be provided to a Participant for acceptance at the time of his or her actual deferral.

6.3 The Committee shall fix, from time to time, an assumed growth rate which will be applied to all amounts deferred by Participants who have entered into Executive Award Deferral Agreements.

6.4 The Committee has the right to discontinue the deferral feature of this Plan at any time, at its discretion. Discontinuation will not affect any Awards previously made to and deferred by a Participant; those Awards will continue to be governed by the terms of the Executive Incentive Award Deferral Agreement.

6.5 Amounts deferred under this Plan will be paid within 90 days following a Participant's death, disability, retirement or termination of employment, in the case of lump sum payments. In the case of installment payments, the first payment will begin within 90 days of any one of these same events. Provided, however, that payment may be delayed if in the opinion of the General Counsel of the Company, such payment could cause a Participant to violate Section 16(b) of the Securities Exchange Act of 1934.

Article VII Miscellaneous

7.1 AmSouth will not under any circumstances make any payment under this Plan or under the Executive Incentive Award Deferral Agreement to any assignee or creditor of a Participant or of his or her Beneficiary.

Before a Participant actually receives a payment under this Plan, neither he or she, nor a designated Beneficiary, has any right, even in anticipation of receiving a payment, to assign, pledge, grant a security interest in, transfer or otherwise dispose of any interest under this Plan or under the Executive Incentive Award Deferral Agreement. Furthermore, a Participant's rights cannot be assigned or transferred even by operation of law.

7.2 This Plan gives the Participant no right to be retained in AmSouth's employment.

7.3 The Committee can end or change this Plan at any time. However, neither the Committee nor the Board of Directors of AmSouth Bancorporation can take away any Award which a Participant has already been paid or which a Participant has deferred, or any Award a Participant might receive for the Plan Year when the Committee acts.

7.4 This Plan is to be governed and interpreted as provided in the laws of the State of Alabama.

7.5 Neither an executive nor any officer or employee of AmSouth Bancorporation or any of its subsidiaries has any claim or right to be included in the Plan or to be granted an Award unless and until (i) he or she has become a Participant for the Plan Year in question and (ii) his or her Award has been made.

**ADDENDUM TO THE
AMSOUTH BANCORPORATION
EXECUTIVE INCENTIVE PLAN**

The following provisions shall constitute a part of the AmSouth Bancorporation Executive Incentive Plan (the "Plan"):

1. On and after January 1, 1997 the growth rate referred to in Section 6.3 of the Plan shall be based on "phantom shares" of AmSouth Bancorporation common stock with respect to amounts for which deferral elections are made on or after December 1, 1996. Each Participant who is an active employee of AmSouth Bancorporation or one of its subsidiaries on and after January 1, 1997 shall have a one-time election to convert to the growth rate based on phantom shares or continue with the pre-1997 growth rate with regard to amounts for which deferral elections were made prior to December 1, 1996. The growth rate for amounts deferred by persons whose employment with AmSouth terminated prior to January 1, 1997 shall remain unchanged and shall be the Prime Time/PFS time deposit fixed rate (30 month) existing as of the beginning of each calendar year.

2. Amounts which have been deferred prior to January 1, 1997 and for which an election to convert to phantom stock has been made will be converted to phantom stock based on the closing price of AmSouth Bancorporation common stock on the New York Stock Exchange on December 31, 1996. Phantom stock will be credited to Participants' accounts for amounts deferred on and after January 1, 1997 based on the closing price of AmSouth Bancorporation common stock on the New York Stock Exchange on the date Awards are deferred under the Plan (i.e. the date the Awards would otherwise be paid to the Participant but for the deferral election).

3. Dividends on the phantom stock in each Participant's account (equal on a per share basis to the dividends on AmSouth Bancorporation common stock) shall be invested in additional phantom stock based on the closing price of AmSouth Bancorporation common stock on the applicable dividend payment date.

EXHIBIT C

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AMSOUTH BANCORPORATION

1996 LONG TERM INCENTIVE COMPENSATION PLAN
CONTENTS

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ARTICLE 1. ESTABLISHMENT, OBJECTIVES, AND DURATION

1.1. ESTABLISHMENT OF THE PLAN. AmSouth Bancorporation, a Delaware corporation (hereinafter referred to as the "Company"), hereby establishes an incentive compensation plan to be known as the "AmSouth Bancorporation 1996 Long Term Incentive Compensation Plan" (hereinafter referred to as the "Plan"), as set forth in this document. The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, and Restricted Stock.

Subject to approval by the Company's stockholders, the Plan shall become effective as of April 18, 1996 (the "Effective Date") and shall remain in effect as provided in Section 1.3 hereof.

1.2. OBJECTIVES OF THE PLAN. The objectives of the Plan are to optimize the profitability and growth of the Company through incentives which are consistent with the Company's objectives and which link the interests of Participants to those of the Company's stockholders; to provide Participants with an incentive for excellence in individual performance; and to promote teamwork among Participants.

The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Participants who make significant contributions to the Company's success and to allow Participants to share in the success of the Company.

1.3. DURATION OF THE PLAN. The Plan shall commence on the Effective Date, as described in Section 1.1 hereof, and shall remain in effect, subject to the right of the Board of Directors to amend or terminate the Plan at any time pursuant to Article 14 hereof, until all Shares subject to it shall have been purchased or acquired according to the Plan's provisions. However, in no event may an Award be granted under the Plan on or after April 18, 2006.

ARTICLE 2. DEFINITIONS

Whenever used in the Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized:

2.1. "AWARD" means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, or Restricted Stock.

2.2. "AWARD AGREEMENT" means an agreement entered into by the Company and each Participant setting forth the terms and provisions applicable to Awards granted under this Plan.

2.3. "BENEFICIAL OWNER" or "BENEFICIAL OWNERSHIP" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

2.4. "BOARD" or "BOARD OF DIRECTORS" means the Board of Directors of the Company.

2.5. "CAUSE" shall be determined by the Committee, in exercise of good faith and reasonable judgment, and shall mean the occurrence of any one or more of the following:

(i) The willful and continued failure by the Participant to substantially perform his duties (other than any such failure resulting from the Participant's Disability), after a written demand for substantial performance is delivered by the Committee to the Participant that specifically identifies the manner in which the Committee believes that the Participant has not substantially performed his duties, and the Participant has failed to remedy the situation within thirty (30) calendar days of receiving such notice; or

(ii) The Participant's conviction for committing an act of fraud, embezzlement, theft, or another act constituting a felony; or

(iii) The willful engaging by the Participant in gross misconduct materially and demonstrably injurious to the Company, as determined by the Committee. However, no act or failure to act, on the Participant's part shall be considered "willful" unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that his action or omission was in the best interest of the Company.

2.6. "CHANGE IN CONTROL" of the Company shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

(a) Any Person (other than those Persons in control of the Company as of the Effective Date, or other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company, or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company) becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing twenty percent (20%) or more of the combined voting power of the Company's then outstanding securities; or

(b) During any period of two (2) consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board (and any new Director, whose election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors at the beginning of the period or whose election or nomination for election was so approved), cease for any reason to constitute at least sixty percent (60%) thereof; or

(c) The stockholders of the Company approve: (i) a plan of complete liquidation of the Company; or (ii) an agreement for the sale or disposition of all or substantially all the Company's assets; or (iii) a merger, consolidation, or reorganization of the Company with

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or involving any other corporation, other than a merger, consolidation, or reorganization that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), at least sixty percent (60%) of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger, consolidation, or reorganization.

However, in no event shall a Change in Control be deemed to have occurred, with respect to the Participant, if the Participant is part of a purchasing group which consummates the Change-in-Control transaction. The Participant shall be deemed "part of a purchasing group" for purposes of the preceding sentence if the Participant is an equity participant in the purchasing company or group (except for: (i) passive ownership of less than three percent (3%) of the stock of the purchasing company; or (ii) ownership of equity participation in the purchasing company or group which is otherwise not significant, as determined prior to the Change in Control by a majority of the nonemployee Directors who were Directors prior to the transaction, and who continue as Directors following the transaction).

2.7. "CODE" means the Internal Revenue Code of 1986, as amended from time to time.

2.8. "COMMITTEE" means the Executive Compensation and Benefits Committee of the Board, as specified in Article 3 herein, or such other Committee appointed by the Board to administer the Plan with respect to grants of Awards.

2.9. "COMPANY" means AmSouth Bancorporation, and also means any corporation of which a majority of the voting capital stock is owned directly or indirectly by AmSouth Bancorporation or by any of its Subsidiaries, and any other corporation designated by the Committee as being a Company hereunder (but only during the period of such ownership or designation).

2.10. "COVERED EMPLOYEE" means a Participant who, as of the date of vesting and/or payout of an Award, as applicable, is one of the group of "covered employees," as defined in the regulations promulgated under Code Section 162(m), or any successor statute.

2.11. "DIRECTOR" means any individual who is a member of the Board of Directors of the Company.

2.12. "DISABILITY" as applied to a Participant, means that the Participant (i) has established to the satisfaction of the Committee that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to last for a continuous period of not less than 12 months (all within the meaning of Section 22(e) (3) of the Code), and (ii) has satisfied any requirement imposed by the Committee in regard to evidence of such disability.

2.13. "EFFECTIVE DATE" shall have the meaning ascribed to such term in Section 1.1 hereof.

2.14. "EMPLOYEE" means any key officer or employee of the Company. Directors who are not employed by the Company shall not be considered Employees under this Plan.

2.15. "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.16. "FAIR MARKET VALUE" shall be determined on the basis of the closing sale price on the principal securities exchange on which the Shares are traded or, if there is no such sale on the relevant date, then on the last previous day on which a sale was reported.

2.17. "FREESTANDING SAR" means an SAR that is granted independently of any Options, as described in Article 7 herein.

2.18. "INCENTIVE STOCK OPTION" or "ISO" means an option to purchase Shares granted under Article 6 herein and which is designated as an Incentive Stock Option and which is intended to meet the requirements of Code Section 422.

2.19. "INSIDER" shall mean an individual who is, on the relevant date, an officer, director or ten percent (10%) beneficial owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act.

2.20. "NONEMPLOYEE DIRECTOR" means an individual who is a member of the Board of Directors of the Company but who is not an Employee of the Company.

2.21. "NONQUALIFIED STOCK OPTION" or "NQSO" means an option to purchase Shares granted under Article 6 herein and which is not intended to meet the requirements of Code Section 422.

2.22. "OPTION" means an Incentive Stock Option or a Nonqualified Stock Option, as described in Article 6 herein.

2.23. "OPTION PRICE" means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.24. "PARTICIPANT" means an Employee who has outstanding an Award granted under the Plan. The term "Participant" shall not include Nonemployee Directors.

2.25. "PERFORMANCE-BASED EXCEPTION" means the performance-based exception from the tax deductibility limitations of Code Section 162(m).

2.26. "PERIOD OF RESTRICTION" means the period during which the transfer of Shares of Restricted Stock is limited in some way (based on the passage of time, the achievement of performance objectives, or upon the occurrence of other events as determined by the Committee, at its discretion), and the Shares of Restricted Stock are subject to a substantial risk of forfeiture, as provided in Article 8 herein.

2.27. "PERSON" shall have the meaning ascribed to such

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term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

2.28. "RESTRICTED STOCK" means an Award granted to a Participant pursuant to Article 8 herein.

2.29. "RETIREMENT" as applied to a Participant, means the Participant's termination of employment in a manner which qualifies the Participant to receive immediately payable retirement benefits under the AmSouth Bancorporation Retirement Plan, under the successor or replacement of such Retirement Plan if it is then no longer in effect, or under any other retirement plan maintained or adopted by the Company which is determined by the Committee to be the functional equivalent of such Retirement Plan.

2.30. "SHARES" means common stock of AmSouth Bancorporation, par value $1.00 per share.

2.31. "STOCK APPRECIATION RIGHT" or "SAR" means an Award, granted alone or in connection with a related Option, designated as an SAR, pursuant to the terms of Article 7 herein.

2.32. "SUBSIDIARY" means any corporation, partnership, joint venture or other entity in which the Company has a majority voting interest.

2.33. "TANDEM SAR" means an SAR that is granted in connection with a related Option pursuant to Article 7 herein, the exercise of which shall require forfeiture of the right to purchase a Share under the related Option (and when a Share is purchased under the Option, the Tandem SAR shall similarly be canceled).

ARTICLE 3. ADMINISTRATION

3.1. THE COMMITTEE. The Plan shall be administered by the Committee of the Board, or by any other Committee appointed by the Board, which Committee shall satisfy the "disinterested administration" rules of Rule 16b-3 under the Exchange Act, or any successor provision. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board of Directors.

3.2. AUTHORITY OF THE COMMITTEE. Except as limited by law or by the Certificate of Incorporation or Bylaws of the Company, and subject to the provisions herein, including Section 3.4, the Committee shall have full power to select Employees who shall participate in the Plan; determine the sizes and types of Awards; determine the terms and conditions of Awards in a manner consistent with the Plan; construe and interpret the Plan and any agreement or instrument entered into under the Plan as they apply to Employees; establish, amend, or waive rules and regulations for the Plan's administration as they apply to Employees; and (subject to the provisions of Article 14 herein) amend the terms and conditions of any outstanding Award to the extent such terms and conditions are within the discretion of the Committee as provided in the Plan. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan, as the Plan applies to Employees. As permitted by law, the Committee may delegate its authority as identified herein.

3.3. DECISIONS BINDING. All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders and resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its stockholders, Employees, Participants, and their estates and beneficiaries.

3.4. GRANTS TO NON-INSIDERS BY CHIEF EXECUTIVE OFFICER. To the extent permissible under governing rules and regulations, and, in particular, Section 141(c) of the General Corporation Law of Delaware, the Chief Executive Officer of the Company shall have the authority to make and administer grants of Awards under this Plan to non-Insiders upon such terms and conditions as the Chief Executive Officer shall determine; provided, however, that the total number of Awards granted by the Chief Executive Officer each year shall be subject to approval by the Committee.

ARTICLE 4. SHARES SUBJECT TO THE PLAN AND MAXIMUM AWARDS

4.1. NUMBER OF SHARES AVAILABLE FOR GRANTS. Subject to adjustment as provided in Section 4.3 herein, the number of Shares hereby reserved for issuance to Participants under the Plan shall be two million, seven hundred fifty thousand (2,750,000).

Notwithstanding the foregoing, the maximum number of Shares of Restricted Stock granted pursuant to Article 8 herein shall be an amount equal to thirty percent (30%) of the total number of Shares reserved for issuance under the Plan.

Unless and until the Committee determines that an Award to a Covered Employee shall not be designed to comply with the Performance-Based Exception, the maximum aggregate number of Shares that may be granted or that may vest, as applicable, pursuant to any Award granted in any one fiscal year to any single Covered Employee shall be two hundred fifty thousand (250,000).

4.2. LAPSED AWARDS. If any Award granted under this Plan is canceled, terminates, expires, or lapses for any reason (with the exception of the termination of a Tandem SAR upon exercise of the related Option, or the termination of a related Option upon exercise of the corresponding Tandem SAR), any Shares subject to such Award again shall be available for the grant of an Award under the Plan.

4.3. ADJUSTMENTS IN AUTHORIZED SHARES. In the event of any change in corporate capitalization, such as a stock split, or a corporate transaction, such as any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Company, any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368) or any partial or complete liquidation of the Company, such adjustment shall be made in

<PAGE>

the number and class of Shares which may be delivered under Section 4.1, in the number and class of and/or price of Shares subject to outstanding Awards granted under the Plan, and in the Award limits set forth in Section 4.1, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; provided, however, that the number of Shares subject to any Award shall always be a whole number.

ARTICLE 5. ELIGIBILITY AND PARTICIPATION

5.1. ELIGIBILITY. Persons eligible to participate in this Plan include all Employees of the Company, including Employees who are members of the Board.

5.2. ACTUAL PARTICIPATION. Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Employees, those to whom Awards shall be granted and shall determine the nature and amount of each Award.

ARTICLE 6. STOCK OPTIONS

6.1. GRANT OF OPTIONS. Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee.

6.2. AWARD AGREEMENT. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine. The Award Agreement also shall specify whether the Option is intended to be an ISO within the meaning of Code Section 422, or an NQSO whose grant is intended not to fall under the provisions of Code Section 422.

6.3. OPTION PRICE. The Option Price for each grant of an Option under this Plan shall be at least equal to one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted.

6.4. DURATION OF OPTIONS. Each Option granted to an Employee shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary date of its grant.

6.5. DIVIDEND EQUIVALENTS. The Committee may grant dividend equivalents in connection with Options granted under this Plan. Such dividend equivalents may be payable in cash or in Shares, upon such terms as the Committee, in its sole discretion, deems appropriate.

6.6. EXERCISE OF OPTIONS. Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

6.7. PAYMENT. Options granted under this Article 6 shall be exercised by the delivery of a written notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

The Option Price upon exercise of any Option shall be payable to the Company in full either: (a) in cash or its equivalent, or (b) if permitted in the governing Award Agreement, by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option Price, or (c) if permitted in the governing Award Agreement, by a combination of

(a) and (b).

The Committee also may allow cashless exercise as permitted under Federal Reserve Board's Regulation T, subject to applicable securities law restrictions, or by any other means which the Committee determines to be consistent with the Plan's purpose and applicable law.

As soon as practicable after receipt of a written notification of exercise and full payment, the Company shall deliver to the Participant, in the Participant's name, Share certificates in an appropriate amount based upon the number of Shares purchased under the Option(s).

6.8. RESTRICTIONS ON SHARE TRANSFERABILITY. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

6.9. TERMINATION OF EMPLOYMENT. Each Option, to the extent it has not been previously exercised, shall terminate upon the earliest to occur of: (i) the expiration of the Option period set forth in the Option Award Agreement; (ii) for ISOs, the expiration of three (3) months following the Participant's Retirement (following the Participant's Retirement, NQSOs shall terminate upon the expiration of the Option period set forth in the Option Award Agreement); (iii) the expiration of twelve (12) months following the Participant's death or Disability; (iv) immediately upon termination for Cause; or (v) the expiration of thirty (30) days following the Participant's termination of employment for any reason other than Cause, Change in Control, death, Disability, or Retirement. Upon a termination of employment related to a Change in Control, Options shall be treated in the manner set forth in Article 13.

6.10. NONTRANSFERABILITY OF OPTIONS.

(a) INCENTIVE STOCK OPTIONS. No ISO granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant.

<PAGE>

(b) NONQUALIFIED STOCK OPTIONS. Except as otherwise provided in a Participant's Award Agreement, no NQSO granted under this Article 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all NQSOs granted to a Participant under this Article 6 shall be exercisable during his or her lifetime only by such Participant.

ARTICLE 7. STOCK APPRECIATION RIGHTS

7.1. GRANT OF SARS. Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SAR.

The Committee shall have complete discretion in determining the number of SARs granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

The grant price of a Freestanding SAR shall equal the Fair Market Value of a

Share on the date of grant of the SAR. The grant price of Tandem SARs shall equal the Option Price of the related Option.

7.2. EXERCISE OF TANDEM SARS. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable.

Notwithstanding any other provision of this Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (i) the Tandem SAR will expire no later than the expiration of the underlying ISO; (ii) the value of the payout with respect to the Tandem SAR may be for no more than one hundred percent (100%) of the difference between the Option Price of the underlying ISO and the Fair Market Value of the Shares subject to the underlying ISO at the time the Tandem SAR is exercised; and (iii) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Option Price of the ISO.

7.3. EXERCISE OF FREESTANDING SARS. Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them.

7.4. SAR AGREEMENT. Each SAR grant shall be evidenced by an Award Agreement that shall specify the grant price, the term of the SAR, and such other provisions as the Committee shall determine.

7.5. TERM OF SARS. The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed ten (10) years.

7.6. PAYMENT OF SAR AMOUNT. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The difference between the Fair Market Value of a Share on the date of exercise over the grant price; by

(b) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

7.7. RULE 16B-3 REQUIREMENTS. Notwithstanding any other provision of the Plan, the Committee may impose such conditions on exercise of an SAR (including, without limitation, the right of the Committee to limit the time of exercise to specified periods) as may be required to satisfy the requirements of Section 16 of the Exchange Act (or any successor rule).

7.8. TERMINATION OF EMPLOYMENT. Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment with the Company. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment.

7.9. NONTRANSFERABILITY OF SARS. Except as otherwise provided in a Participant's Award Agreement, no SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all SARs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant.

ARTICLE 8. RESTRICTED STOCK

8.1. GRANT OF RESTRICTED STOCK. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock to Participants in such amounts as the Committee shall determine. Without limiting the generality of the foregoing, Restricted Shares may be granted in connection with payouts under other compensation programs of the Company.

8.2. RESTRICTED STOCK AGREEMENT. Each Restricted Stock grant shall be evidenced by a Restricted Stock Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock granted, and such other provisions as the Committee shall determine.

8.3. TRANSFERABILITY. Except as provided in this Article 8, the Shares of Restricted Stock granted herein may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Restricted Stock Award Agreement, or upon earlier

<PAGE>

satisfaction of any other conditions, as specified by the Committee in its sole discretion and set forth in the Restricted Stock Award Agreement. All rights with respect to the Restricted Stock granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant.

8.4. OTHER RESTRICTIONS. Subject to Article 9 herein, the Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, restrictions based upon the achievement of specific performance objectives (Company-wide, business unit, and/or individual), time-based restrictions on vesting following the attainment of the performance objectives, and/or restrictions under applicable federal or state securities laws.

At the discretion of the Committee, the Company may retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied.

Except as otherwise provided in this Article 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant after the last day of the applicable Period of Restriction.

8.5. VOTING RIGHTS. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares.

8.6. DIVIDENDS AND OTHER DISTRIBUTIONS. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may be credited with regular cash dividends paid with respect to the underlying Shares while they are so held. Such dividends may be paid currently, accrued as contingent cash obligations, or converted into additional shares of Restricted Stock, upon such terms as the Committee establishes.

The Committee may apply any restrictions to the dividends that the Committee deems appropriate. Without limiting the generality of the preceding sentence, if the grant or vesting of Restricted Shares granted to a Covered Employee is designed to comply with the requirements of the Performance-Based Exception, the Committee may apply any restrictions it deems appropriate to the payment of dividends declared with respect to such Restricted Shares, such that the dividends and/or the Restricted Shares maintain eligibility for the Performance-Based Exception.

In the event that any dividend constitutes a "derivative security" or an "equity security" pursuant to Rule 16(a) under the Exchange Act, such dividend shall be subject to a vesting period equal to the remaining vesting period of the Shares of Restricted Stock with respect to which the dividend is paid.

8.7. TERMINATION OF EMPLOYMENT. Upon a Participant's death, Disability, or

Retirement, all Restricted Shares shall vest immediately subject to any limitations under Code Section 162(m). Each Restricted Stock Award Agreement shall set forth the extent to which the Participant shall have the right to retain unvested Restricted Shares following termination of the Participant's employment with the Company in all other circumstances. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares of Restricted Stock issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment; provided, however, that, except in the cases of terminations connected with a Change in Control and terminations by reason of death or Disability, the vesting of Shares of Restricted Stock which qualify for the Performance-Based Exception and which are held by Covered Employees shall occur at the time they otherwise would have, but for the employment termination.

ARTICLE 9. PERFORMANCE MEASURES

Unless and until the Committee proposes for stockholder vote and stockholders approve a change in the general performance measures set forth in this Article 9, the attainment of which may determine the degree of payout and/or vesting with respect to Awards to Covered Employees which are designed to qualify for the Performance-Based Exception, the performance measure(s) to be used for purposes of such grants shall be chosen from among the following alternatives:

(a) Net Income;
(b) Return on Equity;
(c) Earnings per Share;
(d) Return on Assets;
(e) Total Shareholder Return; and
(f) Return on Investment.

Subject to the terms of the Plan, each of these measures shall be defined by the Committee on a corporation or subsidiary basis or in comparison with peer group performance, and may include or exclude specified extraordinary items, as determined by the Company's auditors.

The Committee shall have the discretion to adjust the determinations of the degree of attainment of the preestablished performance objectives; provided, however, that Awards which are designed to qualify for the Performance-Based Exception, and which are held by Covered Employees, may not be adjusted upward (the Committee shall retain the discretion to adjust such Awards downward).

In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing performance measures without obtaining stockholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining

<PAGE>

stockholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards which shall not qualify for the Performance-Based Exception, the Committee may make such grants without satisfying the requirements of Code Section 162(m).

ARTICLE 10. BENEFICIARY DESIGNATION

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

ARTICLE 11. DEFERRALS

The Committee may permit or require a Participant to defer such Participant's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant by virtue of the exercise of an Option or SAR, the lapse or waiver of restrictions with respect to Restricted Stock, or the satisfaction of any requirements or objectives with respect to Performance Units/Shares. If any such deferral election is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

ARTICLE 12. RIGHTS OF EMPLOYEES

12.1. EMPLOYMENT. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company.

12.2. PARTICIPATION. No Employee shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

ARTICLE 13. CHANGE IN CONTROL

13.1. TREATMENT OF OUTSTANDING AWARDS. Upon the occurrence of a Change in Control, unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges:

(a) Any and all Options and SARs granted hereunder shall become immediately exercisable, and shall remain exercisable throughout their entire term; and

(b) Any restriction periods and restrictions imposed on Shares of Restricted Stock shall lapse; provided, however, that the degree of vesting associated with Restricted Stock which has been conditioned upon the achievement of performance conditions pursuant to Section 8.4 herein shall be determined in the manner set forth in Section 8.7 herein.

13.2. TERMINATION, AMENDMENT, AND MODIFICATIONS OF CHANGE-IN-CONTROL PROVISIONS. Notwithstanding any other provision of this Plan or any Award Agreement provision, the provisions of this Article 13 may not be terminated, amended, or modified on or after the date of a Change in Control to affect adversely any Award theretofore granted under the Plan without the prior written consent of the Participant with respect to said Participant's outstanding Awards.

ARTICLE 14. AMENDMENT, MODIFICATION, AND TERMINATION

14.1. AMENDMENT, MODIFICATION, AND TERMINATION. Subject to Section 13.2 herein, the Board may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that no amendment which requires stockholder approval in order for the Plan to continue to comply with Rule 16b-3 under the Exchange Act, including any successor to such Rule, shall be effective unless such amendment shall be approved by the requisite vote of stockholders of the Company entitled to vote thereon.

The Committee shall not have the authority to cancel outstanding Awards and issue substitute Awards in replacement thereof.

14.2. ADJUSTMENT OF AWARDS UPON THE OCCURRENCE OF CERTAIN UNUSUAL OR NONRECURRING EVENTS. The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.3 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan; provided, however, that Awards which are designed to qualify for the Performance-Based Exception, and which are held by Covered Employees, may only be adjusted to the extent permissible under Code Section 162(m).

14.3. AWARDS PREVIOUSLY GRANTED. No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

14.4. COMPLIANCE WITH CODE SECTION 162(M). At all times when Code Section 162(m) is applicable, all Awards granted under this Plan shall comply with the requirements of Code Section 162(m); provided, however, that in the event the Committee determines that such compliance is not

<PAGE>

desired with respect to any Award or Awards available for grant under the Plan, then compliance with Code Section 162(m) will not be required. In addition, in the event that changes are made to Code Section 162(m) to permit greater flexibility with respect to any Award or Awards available under the Plan, the Committee may, subject to this Article 14, make any adjustments it deems appropriate.

ARTICLE 15. WITHHOLDING

15.1. TAX WITHHOLDING. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

15.2. SHARE WITHHOLDING. With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restriction on restricted Stock, or upon any other taxable Participants may elect to satisfy the withholding requirement, in whole or in part by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined up to the maximum statutory federal tax which could be withheld on the transaction. All such elections shall be made in writing, signed by Participant, and shall to any restrictions or limitations that age Committee, in its sole discretion, deems appropriate.

ARTICLE 16. INDEMNIFICATION

Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgement in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

ARTICLE 17. SUCCESSORS

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, of all or substantially all of the business and/or assets of the Company, or a merger, consolidation, or otherwise.

ARTICLE 18. LEGAL CONSTRUCTION

18.1. GENDER AND NUMBER. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

18.2. SEVERABILITY. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

18.3. REQUIREMENTS OF LAW. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

18.4. SECURITIES LAW COMPLIANCE. With respect to Insiders, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

18.5. GOVERNING LAW. To the extent not preempted by federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the state of Alabama.

</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-10.Q
<!--EndFragment-->



March 11, 2002

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of AmSouth Bancorporation scheduled for 11:00 A.M., C.D.T., on Thursday, April 18, 2002 at the auditorium of AmSouth Bank in the AmSouth-Harbert Plaza, 1901 Sixth Avenue North, in Birmingham, Alabama. The matters scheduled for consideration at the meeting are described in the attached Notice of Meeting of Shareholders and Proxy Statement.

Your vote is important to us, no matter how many shares you own. Shareholders have a choice of voting over the Internet, by telephone or by using a traditional proxy card. Check your proxy card forwarded by AmSouth or your broker or other holder of record to see the options available to you. If you do attend the Annual Meeting and desire to vote in person, you may do so even though you have previously voted your proxy.

Also enclosed is AmSouth's 2001 Annual Report to Shareholders which contains additional information about AmSouth, including our letter to shareholders and a detailed discussion of our financial performance during the past year. We believe that this information will be useful and informative regarding the current status of your company.

Sincerely,

C. Dowd Ritter
Chairman, President and Chief Executive Officer

AMSOUTH® BANCORPORATION

Post Office Box 11007
Birmingham, Alabama 35288

NOTICE OF MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 18, 2002

TO THE HOLDERS OF SHARES OF COMMON STOCK:

NOTICE IS HEREBY GIVEN that, pursuant to call of its Directors, the regular Annual Meeting of Shareholders of AMSOUTH BANCORPORATION will be held in the auditorium of AmSouth Bank in the AmSouth-Harbert Plaza, 1901 Sixth Avenue North, in Birmingham, Alabama, on Thursday, April 18, 2002 at 11:00 A.M., C.D.T., for the purpose of considering and voting upon the following matters:

1. An AmSouth proposal to elect five directors of Class II to serve for a term of three years until the Annual Meeting of Shareholders in 2005 or until their successors are elected and qualify.
2. An AmSouth proposal to approve the material terms of the Executive Incentive Plan as Amended.
3. An AmSouth proposal to approve the 1996 Long Term Incentive Compensation Plan as Amended.
4. A Shareholder Proposal set forth in the Proxy Statement.
5. The transaction of such other business as may properly come before the meeting or any adjournment thereof.

Your attention is directed to the accompanying Proxy Statement for further information with respect to the matters to be acted upon at the meeting.

Only those shareholders of record at the close of business on February 19, 2002 shall be entitled to receive notice of the meeting and to vote at the meeting.

BY ORDER OF THE BOARD OF DIRECTORS



March 11, 2002

Stephen A. Yoder
Secretary

TABLE OF CONTENTS

YOUR VOTE IS IMPORTANT

You can vote one of three ways:

(a) Via the Internet: Visit the web site listed on your proxy card to vote via the Internet.

(b) By Telephone: Call the toll-free number listed on your proxy card to vote by phone.

(c) By Mail: Mark, sign, date and mail your proxy card in the enclosed postage-paid envelope.

PROXY STATEMENT
DATED MARCH 11, 2002

AmSouth Bancorporation

P.O. Box 11007, Birmingham, Alabama 35288
For Annual Meeting of Shareholders
To be Held on April 18, 2002

GENERAL

We are delivering these proxy materials to solicit proxies on behalf of the Board of Directors of AmSouth Bancorporation (AmSouth or the Corporation or the Company) for the 2002 Annual Meeting of Shareholders to be held on April 18, 2002 and any adjournment or adjournments thereof.

We are mailing this Proxy Statement, together with a form of proxy and voting instruction card (proxy card) and the Company's annual report for the year ended December 31, 2001, or otherwise making them available through electronic delivery, starting on or about March 15, 2002, to shareholders entitled to vote at the meeting.

Shareholders Entitled to Vote at the Meeting

If you are a registered shareholder at the close of business on the record date, February 19, 2002, you are entitled to receive this notice and to vote at the meeting. There were 367,132,885 shares of common stock outstanding on the record date. You will have one vote on each matter properly brought before the meeting for each share of AmSouth common stock you own.

Electronic Access to Proxy Materials and Annual Report

Shareholders can elect to view future AmSouth Bancorporation proxy statements and annual reports over the Internet instead of receiving paper copies in the mail and thus can save AmSouth the cost of producing and mailing these documents. If you already have internet access, there will be no additional charge for you to have electronic access via the internet to our proxy materials and annual report.

If you are a registered shareholder, you can choose to receive future annual reports and proxy statements electronically by following the prompt if you choose to vote over the Internet. If you hold your AmSouth stock in nominee name (such as through a broker), check the information provided by your nominee for instructions on how to elect to view future proxy statements and annual reports over the Internet.

Shareholders who choose to view future proxy statements and annual reports over the Internet will receive an e-mail with instructions containing the Internet address of those materials, as well as voting instructions, approximately four weeks before future meetings.

If you enroll to view AmSouth's future annual reports and proxy statements electronically and vote your proxy over the Internet, your enrollment will remain in effect for all future shareholders' meetings unless you cancel it. To cancel, registered shareholders should access *http://www.investordelivery.com* and follow the instructions to cancel your enrollment. You should retain your control number appearing on your enclosed proxy card. If you hold your AmSouth stock in nominee name, check the information provided by your nominee for instructions on how to cancel your enrollment.

If at any time you would like to receive a paper copy of the annual report or proxy statement, please write to Investor Relations, AmSouth Bancorporation, P.O. Box 11007, Birmingham, Alabama 35288 or call us at 205-326-4801.

IMPORTANT NOTICE REGARDING DELIVERY OF SECURITY HOLDER DOCUMENTS

The Securities and Exchange Commission (SEC) has issued rules regarding the delivery of proxy statements and information statements to households. These rules spell out the conditions under which annual reports, information statements, proxy statements, prospectuses and other disclosure documents of a particular company that would otherwise be mailed in separate envelopes to more than one person at a shared address may be mailed as one copy in one envelope addressed to all holders at that address. In accordance with that rule, AmSouth began householding all annual reports and proxy and information statements effective June 1, 2001.

If you are a new registered shareholder since the record date for our 2001 Annual Meeting and you choose not to have your annual reports and proxy and information statements sent to a single household address as described above, you must opt-out by marking the designated box on the enclosed proxy card. If you are a registered shareholder and if you choose to opt-out of the householding program at a future date, please write to Investor Relations, AmSouth Bancorporation, P.O. Box 11007, Birmingham, Alabama 35288 or call us at 205-326-4801 and we will cease householding your annual reports and proxy and information statements within 30 days. If we do not receive instructions to remove your account(s) from this service, your account(s) will continue to be householded until we notify you otherwise. However, if at any time you would like a separate copy of the annual report or proxy statement, please write or call us at the address or phone number shown above, and we will deliver it promptly.

If you own your AmSouth stock in nominee name (such as through a broker), information regarding householding of disclosure documents should be forwarded to you by your broker.

How to Vote Your Shares

Your vote is important. Your shares can be voted at the Annual Meeting only if you are present in person or represented by proxy. Even if you plan to attend the meeting, we urge you to vote in advance. If you own your shares in record name, you may cast your vote one of three ways:

- *Vote by Internet:* You can choose to vote your shares at any time over the Internet site listed on your proxy card. This site will give you the opportunity to make your selections and confirm that your instructions have been followed. We have designed our Internet voting procedures to authenticate your identity by use of a unique control number found on the enclosed proxy card. To take advantage of the convenience of voting on the Internet, you must subscribe to one of the various commercial services that offers access to the World Wide Web. If you already have Internet access, there will be no additional charge for you to have electronic access via the Internet to our proxy materials and annual report. AmSouth does not charge any separate fees for access to its web site. *If you vote via the Internet, you do not need to return your proxy card.*

- *Vote By Telephone:* You can also vote by phone at any time by calling the toll-free number (for residents of the U.S.) listed on your proxy card. To vote, enter the control number listed on your proxy card and follow the simple recorded instructions. *If you vote by phone, you do not need to return your proxy card.*

- *Vote by Mail:* If you choose to vote by mail, simply mark your proxy card, and then date, sign and return it in the postage-paid envelope provided.

Shareholders who hold their shares beneficially in street name through a nominee (such as a broker) may be able to vote by telephone or the Internet as well as by mail. You should follow the instructions you receive from your nominee to vote these shares.

How to Revoke Your Proxy

You may revoke your proxy at any time before it is voted at the meeting by:

- Properly executing and delivering a later-dated proxy (including a telephone or Internet vote);

- Voting by ballot at the meeting; or

- Sending a written notice of revocation to the inspectors of election in care of the Corporate Secretary of AmSouth at the address listed above.

Cost of Proxy Solicitation

We will pay the expenses of soliciting proxies in connection with the Annual Meeting. Proxies may be solicited on our behalf through the mail, in person, by telephone, electronic transmission, or facsimile transmission. We have hired Morrow & Co., Inc. to assist with the solicitation of proxies for a fee of $12,500 plus the reimbursement of any out-of-pocket expenses incurred. It is possible that Morrow & Co. may be paid additional fees depending upon the services rendered.

In accordance with the SEC and the New York Stock Exchange rules, AmSouth will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses of sending proxies and proxy materials to the beneficial owners of AmSouth common stock.

Other Matters

The Board of Directors does not know of any matters that may be brought before the Annual Meeting other than as listed in the Notice of Meeting. If any other matters are properly introduced at the Annual Meeting for consideration, including consideration of a motion to adjourn the meeting to another time or place, the individuals named on the enclosed Proxy will vote on such matters in accordance with their discretion.

The Board's Recommendations

If you send a properly executed proxy without specific voting instructions, your shares represented by that proxy will be voted as recommended by the Board of Directors:

- FOR the election of the five nominees as directors (see pages 5-13):
- FOR the approval of the material terms of the Executive Incentive Plan, as amended (see pages 23-24):
- FOR the approval of the 1996 Long Term Incentive Compensation Plan, as amended (see pages 24-31): and
- AGAINST the shareholder proposal (see pages 31-33).

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Shares of common stock, $1.00 par value per share, are the only authorized securities of AmSouth entitled to vote, and each outstanding share is entitled to one vote. Only holders of record of common stock at the close of business on February 19, 2002 will be entitled to vote at the Annual Meeting. AmSouth is currently authorized to issue up to seven hundred and fifty million (750,000,000) shares of such common stock. As of February 19, 2002, there were 367,132,885 shares of common stock of AmSouth issued, outstanding and entitled to vote.

Shareholders who are participants in AmSouth's Dividend Reinvestment and Common Stock Purchase Plan (the DRP) and/or are AmSouth employees who participate in the AmSouth Stock Fund of the AmSouth Thrift Plan will find that the enclosed Proxy Card shows the total of the number of any shares held by them in their own names (but not in street name through a broker) as well as those shares, including fractions of shares, held on their behalf by the agent for the DRP and/or the trustee for the Thrift Plan.

Voting in one of the ways previously described will allow voting of all shares, including those held by the DRP agent and the trustee for the Thrift Plan. Except with respect to the election of directors, the trustee for the Thrift Plan may, in its discretion, under the terms of the Thrift Plan, vote shares for which no directions have been received.

STOCK OWNERSHIP

At December 31, 2001 no person was known to the management of AmSouth to be the beneficial owner of more than five percent of AmSouth's outstanding common stock. The following table reflects the number of shares of AmSouth common stock (rounded to the nearest whole number) beneficially owned by (i) each director and nominee for director of AmSouth, (ii) the four most highly compensated executive officers who are not also directors (listed in the table under the heading Certain Executive Officers) and (iii) the directors, nominees and executive officers of AmSouth as a group.

All of the directors of AmSouth have elected to defer receipt of some or all of the retainer and meeting fees they are paid for service on the Board of Directors and to receive shares of AmSouth stock instead of cash when the deferred amounts are paid. Therefore, the ultimate value of the amounts deferred will be tied to the performance of AmSouth stock. As of February 19, 2002, the directors as a group held 79,442 shares of such deferred stock. Executive officers of AmSouth may make a similar election to defer receipt of bonuses and to receive shares of AmSouth stock when the deferred amounts are paid. Such stock, whether attributable to deferrals by directors or by executive officers, is hereinafter referred to as Deferred Stock.

Person, Group or Entity	AmSouth Shares Beneficially Owned[1] As of February 19, 2002 Sole Power[2]	Shared Power[3]	Aggregate	Percent of Total Outstanding
DIRECTORS AND NOMINEES				
J. Harold Chandler	42,838		42,838	*
James E. Dalton, Jr.	22,925		22,925	*
Earnest W. Deavenport, Jr.	55,023		55,023	*
Rodney C. Gilbert	39,019		39,019	*
Elmer B. Harris	25,024	13,112	38,136	*
Martha R. Ingram	75,955		75,955	*
Victoria B. Jackson	20,179	830	21,009	*
Ronald L. Kuehn, Jr.	39,941	240	40,181	*
James R. Malone	21,202	6,750	27,952	*
Charles D. McCrary	780		780	*
Claude B. Nielsen	26,609	3,536	30,145	*
Benjamin F. Payton	23,146		23,146	*
C. Dowd Ritter	1,766,271(4)	19,333	1,785,604	*
CERTAIN EXECUTIVE OFFICERS				
Sloan D. Gibson	660,032(5)	13,757	673,789	*
W. Charles Mayer, III	453,270(6)	13,905	467,175	*
Beth E. Mooney	220,364(7)		220,364	*
E.W. Stephenson, Jr.	386,938(8)	64,000	450,938	*
Directors, Nominees and Executive Officers as a group (consisting of 22 persons)	4,937,189(9)	145,216	5,082,405	1.4%

* Less than one percent

Notes

(1) The number of shares reflected are shares which under applicable regulations of the SEC are deemed to be beneficially owned. Shares deemed to be beneficially owned under such regulations include shares as to which, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, either voting power or investment power is held or shared. The total number of shares beneficially owned is divided, where applicable, into two categories: shares as to which voting/investment power is held solely, and shares as to which voting/investment power is shared.

(2) Unless otherwise indicated in the following notes, if a beneficial owner is shown as having sole power, the owner has sole voting and sole investment power, and if a beneficial owner is shown as having shared power, the owner has shared voting power and shared investment power. If ownership of restricted stock is shown, the individual has sole voting power, but no power of disposition. The amounts in this column include (a) shares of Deferred Stock held by the following directors in the amounts (rounded) shown: Chandler—11,912; Dalton—3,959; Deavenport—5,824; Gilbert—19,130; Harris—11,153; Ingram—2,478; Jackson—923; Kuehn—11,527; Malone—4,785; McCrary—580; Nielsen—6,051; and Payton—1,120; and (b) stock options for 11,450 shares for each of directors Chandler, Dalton, Gilbert, Harris, Jackson, Kuehn, Malone, Nielsen and Payton, stock options for 20,989 shares for director Deavenport, and stock options for 35,957 shares for director Ingram. These are options that can be exercised within 60 days. Option information for director Ritter is in footnote (4). For directors and executive officers, shares of Deferred Stock are held under deferred compensation plans and have no voting rights. Some individuals are beneficial owners of shares held by the AmSouth Stock Fund of the AmSouth Thrift Plan. The individual has sole voting power, but no direct power of disposition over the shares held in the Stock Fund, but can elect to move monies in and out of the Fund and/or change the amount of contributions, thereby affecting the individual's balance in the Fund.

(3) This column may include shares held in the name of, among others, a spouse, minor children or certain other relatives sharing the same home as the director, nominee or executive officer, as to all of which beneficial ownership is disclaimed by the respective director, nominee and executive officer.

(4) Includes 861,112 shares which could be acquired within 60 days pursuant to stock options, 420,000 shares of restricted stock and 85,287 shares held by the AmSouth Stock Fund of the AmSouth Thrift Plan.

(5) Includes 372,681 shares which could be acquired within 60 days pursuant to stock options, 110,000 shares of restricted stock, 9,140 shares held by the AmSouth Stock Fund of the AmSouth Thrift Plan and 89,013 shares of Deferred Stock.

(6) Includes 249,868 shares which could be acquired within 60 days pursuant to stock options, 75,000 shares of restricted stock and 9,923 shares held by the AmSouth Stock Fund of the AmSouth Thrift Plan.

(7) Includes 135,000 shares which could be acquired within 60 days pursuant to stock options, 85,000 shares of restricted stock and 364 shares held by the AmSouth Stock Fund of the AmSouth Thrift Plan.

(8) Includes 230,099 shares that could be acquired within 60 days pursuant to stock options, 75,000 shares of restricted stock and 3,575 shares held by the AmSouth Stock Fund of the AmSouth Thrift Plan.

(9) 131,502 of these shares are held by the AmSouth Stock Fund of the AmSouth Thrift Plan, 1,000,000 of these shares are restricted stock, 2,430,920 of these shares could be acquired within 60 days pursuant to stock options and 170,217 are shares of Deferred Stock.

As of February 19, 2002, AmSouth held 51,178,145 shares of its common stock as Treasury shares.

ELECTION OF DIRECTORS (Proposal 1 on Proxy Card)

General

Under AmSouth's Restated Certificate of Incorporation, the Board of Directors is divided into three classes, with the term of office of each class expiring in successive years. AmSouth's Bylaws provide that the number of directors will be fixed from time to time by the vote of two-thirds of the directors then in office who have been elected by the shareholders. The current number of directors is 13. The terms of Class II Directors expire at this Annual Meeting. The terms of Class III and Class I Directors will expire in 2003 and 2004, respectively.

The Board of Directors is recommending the election to Class II of directors J. Harold Chandler, James E. Dalton, Jr., Earnest W. Deavenport, Jr., Elmer B. Harris and James R. Malone. Each of the Class II Directors elected at this Annual Meeting will serve three-year terms expiring at the 2005 Annual Meeting of Shareholders or until his respective successor is elected and qualified, except as provided in the Bylaws.

Proxies solicited by the Board of Directors will be voted for the election of the nominees named above, unless you withhold your vote. Management has no reason to believe that any nominee will be unable or unwilling to serve as a director if elected. However, if any one of them should become unavailable, the Board of Directors may reduce the size of the board or designate a substitute. If the board designates a substitute nominee, shares represented by proxies will be voted for the substitute nominee.

The names of the nominees and the directors who will continue to serve unexpired terms and certain information relating to them, including the business experience of each during the past five years, follow. The directorships shown are with corporations subject to the registration or reporting requirements of the Securities Exchange Act of 1934 or registered under the Investment Company Act of 1940. Each of the directors of AmSouth is also a director of AmSouth Bank, a wholly-owned subsidiary of AmSouth.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR EACH OF THE FOLLOWING FIVE NOMINEES FOR ELECTION AS A DIRECTOR:

NOMINEES FOR TERMS EXPIRING IN 2005 (CLASS II)

Name	Age	Director Since	Principal Occupation for Past 5 years	Other Directorships
J. Harold Chandler	52	1995	Chairman of the Board, President and Chief Executive Officer, November 1999 to date, and President and Chief Operating Officer, June 1999 to November 1999, UnumProvident Corporation (insurance company); Chairman of the Board, April 1996 to June 1999, and President and Chief Executive Officer, November 1993 to June 1999, Provident Companies, Inc. (insurance company)	Herman Miller, Inc. UnumProvident Corporation
James E. Dalton, Jr.	59	1998	President and Chief Executive Officer, 1990 to May 2001, Quorum Health Group, Inc. (hospital ownership and management company)	US Oncology, Inc. Universal Health Realty Income Trust Select Medical Corporation Triad Hospitals, Inc. Genesis Health Ventures, Inc.
Earnest W. Deavenport, Jr.	63	1999	Chairman of the Board and Chief Executive Officer, 1994 to December 2001, Eastman Chemical Company (manufacturer of plastic, chemical and fiber products)	Milliken and Company Theragenics Corp. King Pharmaceuticals, Inc.
Elmer B. Harris	62	1989*	Chairman and Chief Executive Officer, January 2002 to date, Center for Public Policy (non-profit center dedicated to education of Alabama citizens on public policy issues); President and Chief Executive Officer, 1989 to May 2001, Chairman and Chief Executive Officer, May 2001 to October 2001 and Chairman of the Board, October 2001 to January 2002, all of Alabama Power Company (public utility)	
James R. Malone	59	1994	Chairman of the Board, 1996 to date, and Chief Executive Officer, 1997 to date, HMI Industries, Inc. (producer of cleaners for residential and commercial use and other industrial manufactured products); Managing Director and founding principal, 1999 to date, Bridge Associates LLC (financial and business restructuring and consulting firm)	Ametek, Inc. HMI Industries, Inc.

* During the period May-November 1995, Mr. Harris was a board member of a subsidiary bank but was not a member of the Board of AmSouth.



J. Harold Chandler



James E. Dalton, Jr.



Earnest W. Deavenport, Jr.



Elmer B. Harris



James R. Malone

DIRECTORS WHOSE TERMS EXPIRE IN 2003 (CLASS III)

Name	Age	Director Since	Principal Occupation for Past 5 Years	Other Directorships
Martha R. Ingram	66	1999	Chairman of the Board, 1995 to date, Ingram Industries, Inc. (diversified transportation and energy company, distributor of consumer products and a non-standard automobile insurance company)	Baxter International, Inc. Ingram Industries, Inc. Ingram Micro, Inc. Weyerhauser Company
Ronald L. Kuehn, Jr.	66	1986	Chairman of the Board, October 1999 through 2000, El Paso Energy Corporation (diversified energy company); Chairman of the Board, President and Chief Executive Officer, April 1986 to October 1999, Sonat Inc. (diversified energy holding company)	Dun & Bradstreet Corporation El Paso Corporation Praxair, Inc. Transocean Sedco Forex, Inc.
Charles D. McCrary	50	2001	President and Chief Executive Officer, October 2001 to date, President and Chief Operating Officer, April 2001 to October 2001, and Executive Vice President, April 1994 to March 1998, all of Alabama Power Company (public utility); President, June 1998 to April 2001, Southern Company Generation and Energy Marketing (and certain predecessor companies) (affiliate of public utility); and Executive Vice President, March 1998 to June 1998, Fossil/Hydro Group of Southern Company Services (affiliate of public utility)	Alabama Power Company
C. Dowd Ritter	54	1993	Chairman of the Board of AmSouth, September 1996 to October 1999 and January 2001 to date, and of AmSouth Bank, September 1996 to date; President and Chief Executive Officer, January 1996 to date, AmSouth and AmSouth Bank	Alabama Power Company


Martha R. Ingram


Ronald L. Kuehn, Jr.


Charles D. McCrary


C. Dowd Ritter

DIRECTORS WHOSE TERM EXPIRE IN 2004 (CLASS I)

Name	Age	Director Since	Principal Occupation for Past 5 Years	Other Directorships
Rodney C. Gilbert	62	1994	President and Chief Executive Officer, January 1999 to date, RCG Consulting, LLC (general business consultant); Chairman of the Board and Chief Executive Officer, March 1998 to October 1998, Enfinity Corporation (HVAC, energy and indoor environmental services); President and Chief Executive Officer, 1993 to March 1997, Rust International Inc. (provider of engineering and environmental and infrastructure consulting services and other on-site industrial and related services)	
Victoria B. Jackson	47	1997	President and Chief Executive Officer, June 2000 to date, Victoria Bellé, Inc. (specialty gifts retailer); Consultant, February 1999 to February 2000, and President and Chief Executive Officer, 1977 to January 1999, DSS/ProDiesel, Inc. (manufacturer and remanufacturer of major transportation equipment components)	ArvinMeritor, Inc. PepsiAmericas, Inc.
Claude B. Nielsen	51	1993	President and Chief Executive Officer, 1991 to date, Coca-Cola Bottling Company United, Inc. (soft drink bottler)	Colonial Properties Trust
Benjamin F. Payton	69	1983	President, Tuskegee University, 1981 to date	Morrison Management Specialists, Inc. Praxair, Inc. Ruby Tuesday, Inc. The Liberty Corporation



Rodney C. Gilbert



Victoria B. Jackson



Claude B. Nielsen



Benjamin F. Payton

The Board of Directors

The full Board of Directors met nine times during 2001. To assist it in carrying out its work, the Board of Directors has the following standing committees: Audit and Community Responsibility; Executive Compensation; Director Affairs; Finance and Employee Benefits; Strategic Planning; and an Executive Committee.

Audit and Community Responsibility Committee

The Audit and Community Responsibility Committee (the Audit Committee) currently consists of Directors Claude B. Nielsen (Chairman), James E. Dalton, Jr., Martha R. Ingram, Victoria B. Jackson, Ronald L. Kuehn, Jr. and Benjamin F. Payton. This committee is charged by the Board of Directors with several major functions, including to oversee the audit and examination of the financial condition of AmSouth and to consider and review AmSouth's policies addressing various internal control matters. In performing these functions, the committee met four times during 2001.

Executive Compensation Committee

This committee is composed of Directors J. Harold Chandler (Chairman), Rodney C. Gilbert, Elmer B. Harris, Martha R. Ingram, James R. Malone and Claude B. Nielsen and met four times during 2001. The committee is charged with the administration of AmSouth's compensation plans for senior management.

Director Affairs Committee

This committee reviews potential nominees and recommends new directors. The members of the committee are Directors Benjamin F. Payton (Chairman), J. Harold Chandler, Earnest W. Deavenport, Jr., Victoria B. Jackson, Ronald L. Kuehn, Jr. and Charles D. McCrary. The committee is also charged with reviewing the structure of the Board and its operation and recommending changes where appropriate. Procedures whereby individual shareholders can submit recommendations of persons to be considered for nomination as a director of AmSouth are described below in the "Miscellaneous Information" section of this Proxy Statement. The committee met three times during 2001.

Finance and Employee Benefits Committee

This committee is composed of Directors Elmer B. Harris (Chairman), James E. Dalton, Jr. and Earnest W. Deavenport, Jr. The committee approves financial and investment policies and oversees various aspects of AmSouth's broad-based employee benefit plans. The committee met three times during 2001.

Strategic Planning Committee

This committee addresses the mission and strategic plans of AmSouth and significant issues and opportunities that affect that strategy. The committee also reviews AmSouth's plans for succession and management development and the performance of the Chief Executive Officer. Director Kuehn is Chairman of this committee, which is composed of all directors other than Mr. Ritter. The committee met twice during 2001.

Executive Committee

This committee has the power to exercise all of the authority of the Board of Directors, to the extent allowed by law, and is specifically given the authority, among other things, to declare dividends. The current members of the committee are Directors C. Dowd Ritter (Chairman), J. Harold Chandler, Elmer B. Harris, Ronald L. Kuehn, Jr., Claude B. Nielsen and Benjamin F. Payton. The committee did not meet during 2001.

Audit Committee Report

The Board of Directors, in its business judgment, has determined that all members of the Audit Committee are independent, as required by applicable listing standards of the New York Stock Exchange. The Audit Committee operates pursuant to a charter that was last amended and restated by the Board on July 19, 2001.

In the performance of its oversight function, the Audit Committee has considered and discussed the audited financial statements, including a discussion of the quality, not just the acceptability of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements, with management and Ernst & Young LLP, AmSouth's independent auditors. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees,* as amended by Statement on Auditing Standards No. 90, *Audit Committee Communications,* as currently in effect. Finally, the Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees,* as currently in effect, has considered whether the provision of non-audit services by the independent auditors to the Company is compatible with maintaining the auditors' independence and has discussed with the auditors the auditors' independence. See the discussion under "Independent Public Accountants" on page 33.

Based upon the reports and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements be included in AmSouth's Annual Report on Form 10-K for the year ended December 31, 2001 to be filed with the SEC.

Submitted by the Audit Committee:

Claude B. Nielsen, Chairman
James E. Dalton, Jr.
Martha R. Ingram
Victoria B. Jackson
Ronald L. Kuehn, Jr.
Benjamin F. Payton

Director Attendance

During 2001, all incumbent directors of AmSouth attended at least 75 percent of the total number of meetings of the Board of Directors and meetings of the committees of which they were members.

Section 16(a) Beneficial Ownership Reporting Compliance

AmSouth is not aware of any instance during 2001 in which directors or executive officers of AmSouth failed to make timely filings required by Section 16(a) of the Securities Exchange Act of 1934 other than Director Jackson inadvertently underreporting 630 shares owned by her spouse on one Form 4 and one Form 5. AmSouth has relied on written representations of its directors and executive officers and copies of the reports that have been filed in making required disclosures concerning beneficial ownership reporting.

Certain Relationships, Related Transactions and Legal Proceedings

Certain directors and executive officers of AmSouth and AmSouth Bank, and certain associates and members of the immediate families of these individuals, were customers of, and had loan transactions with, AmSouth Bank in the ordinary course of business during 2001. In addition, certain of the foregoing are or have been executive officers or 10 percent or more shareholders in corporations, or members of partnerships, which are customers of AmSouth Bank and which have had loan transactions with AmSouth Bank in the ordinary course of business. In the opinion of the management of AmSouth, all such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and corporations and did not involve more than the normal risk of collectibility or present other unfavorable features. Transactions of a similar nature will, in all probability, occur in the future in the ordinary course of business.

Director James R. Malone served as Chief Executive Officer from 1997 until March 1998 and as Chairman of the Board from 1997 until February 1999 of Bliss Manufacturing Company, a former subsidiary of HMI Industries, Inc. (HMI) and renamed Bliss Technologies Inc. after its sale by HMI in 1998 (Bliss). In January 2000, Bliss filed a petition in the United States Bankruptcy Court in Detroit, Michigan under Chapter 11 of the Bankruptcy Act.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

The following table provides summary information concerning compensation paid by AmSouth and its subsidiaries to its Chief Executive Officer and each of the four other most highly compensated executive officers of AmSouth at December 31, 2001 (hereinafter referred to as the named executive officers), for the fiscal years ended December 31, 2001, 2000 and 1999.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Restricted Stock Award(s) ($)(2)	Securities Underlying Options (#)	LTIP Payouts($)	All Other Compensation($)
C. Dowd Ritter	2001	$945,000	$1,814,400	$ 163,191	$ 5,446,400	625,000	$ 0	$210,169(3)
Chairman, President &	2000	$900,000	$ 810,000	$2,696,166	$ 0	884,265	$6,239,399	$100,037
Chief Executive Officer,	1999	$789,167	$1,183,750	$ 155,521	$ 2,468,750	400,000	$ 0	$ 93,387
AmSouth & AmSouth Bank								
Sloan D. Gibson	2001	$440,000	$ 497,200	$ 178,154	$ 1,872,200	190,000	$ 0	$174,050(3)
Vice Chairman, Chief	2000	$410,000	$ 272,650	$ 31,749	$ 0	254,658	$1,663,906	$ 27,442
Financial Officer &	1999	$362,500	$ 562,500	$ 49,346	$ 0	150,000	$ 0	$236,993
Finance and Credit Group Head								
E. W. Stephenson, Jr.	2001	$400,000	$ 376,000	$ 63,485	$ 1,276,500	135,000	$ 0	$ 28,810(3)
Senior Executive Vice	2000	$370,000	$ 228,660	$ 53,255	$ 0	140,718	$1,663,906	$ 27,010
President & Florida	1999	$346,250	$ 346,250	$ 56,620	$ 0	100,000	$ 0	$ 42,667
and Mississippi Banking Group Head								
Beth E. Mooney	2001	$345,000	$ 369,150	$ 31,604	$ 1,276,500	135,000	$ 0	$ 20,700(3)
Senior Executive Vice	2000	$193,769	$ 200,000	$ 95,167	$ 180,625	100,000	$ 0	$ 96,601
President & Tennessee	1999	$ (*)	$ (*)	$ (*)	$ (*)	(*)	$ (*)	$ (*)
and North Louisiana Banking Group Head								
W. Charles Mayer, III	2001	$355,000	$ 323,050	$ 47,849	$ 1,276,500	135,000	$ 0	$ 26,500(3)
Senior Executive Vice	2000	$325,000	$ 200,850	$ 44,334	$ 0	140,718	$1,663,906	$ 24,700
President & Alabama/South	1999	$305,208	$ 286,896	$ 44,253	$ 0	100,000	$ 0	$ 23,213
Louisiana and Commercial Banking Group Head								

* Ms. Mooney was not employed by AmSouth during 1999

(1) These amounts include tax gross-ups and perquisites such as club dues, auto allowances, supplemental long term disability insurance and financial planning assistance. In the case of Mr. Gibson, this includes tax gross-ups in the amount of $130,134 primarily related to relocation expenses.

(2) As described in the Executive Compensation Committee Report on Executive Compensation, the named executive officers were granted shares of restricted stock in 2001 that do not vest until retirement. Prior to this grant there was no other component of compensation expressly targeted at long-term retention. Full legal ownership of these shares does not vest until retirement, and they will be forfeited if an executive's employment is terminated prior to retirement by him or her voluntarily or involuntarily by AmSouth, except in the case of a change in control, death or disability. The amounts shown in the table above reflect the market value at date of grant, as required by SEC rules. Dividends are paid on all restricted shares.

The following table provides information about restricted shares unreleased as of December 31, 2001.

Name	Aggregate # of Restricted Shares Held	Value Based on Year End Stock Price of $18.90
Ritter	420,000	$7,938,000
Gibson	110,000	$2,079,000
Stephenson	75,000	$1,417,500
Mooney	85,000	$1,606,500
Mayer	75,000	$1,417,500

None of the restricted stock awards listed in the Summary Compensation Table or in the Footnote Table above had an original vesting schedule of less than three years, although vesting is accelerated upon the conditions previously noted.

(3) These amounts reflect Company Matching contributions to the AmSouth Thrift Plan and Supplemental Thrift Plan and payouts related to the former Profit Sharing Plan as shown below.

Name	Company Match Thrift	Prior Profit Sharing Plan
Ritter	$56,700	$7,670
Gibson	$26,400	$ 0
Stephenson	$24,000	$4,810
Mooney	$20,700	$ 0
Mayer	$21,300	$5,200

In the case of Mr. Ritter, the amount shown in the Summary Compensation Table also includes the Company's share of the annual premium paid in the amount of $145,799 for the split dollar life insurance under which he is covered. The amount shown in the Summary Compensation Table includes a relocation payment in the amount of $147,650 for Mr. Gibson.

Stock Options

The following table contains information regarding the grant of stock options to the named executive officers during 2001. The table sets forth the number of stock options granted at fair market value during 2001. As required by applicable SEC regulations, the table further sets forth the potential realizable value of such stock options in the year 2011 (the expiration date of the stock options) at arbitrarily assumed annualized rates of stock price appreciation of 5% and 10% over the full ten-year term of the stock options. As the table indicates, the annualized stock price appreciation of 5% and 10% would result in stock prices in the year 2011 of approximately $27.72 and $44.15, respectively. The amounts shown in the table as potential realizable values for all shareholders' stock (approximately $3.2 billion and $9.2 billion), represent the corresponding increases in the market value of shares of the common stock outstanding as of December 31, 2001. No gain to the named executives is possible without an increase in stock price, which would benefit all shareholders proportionately. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of the common stock and overall stock market conditions. There can be no assurances that the potential realizable values shown in this table will be achieved.

In 2000, the named executives received a type of performance-based options called truncating stock options. These options carry greater risk than traditional options as the period of time that will be available to exercise depends on AmSouth's performance against long-term goals. At least one-half of these grants to the named executive officers will likely expire in March 2003 instead of expiring in 2010, as normal option grants would.

In addition, as discussed in the section on the proposed amendments to the 1996 Long Term Incentive Compensation Plan (see below), if the amendments are adopted the amount of value delivered to Plan participants in the form of stock options would be decreased, and new Performance Units would be granted. These Units are performance-based and carry greater risk than stock options. Therefore, in two of the last three years a significant portion of the long-term compensation of senior management is in the form of performance-related grants that have greater risk for executives than traditional grants because they depend on meeting specific performance goals and not just on a general improvement in the market. Moreover, the potential dilution of AmSouth shares outstanding as a result of option grants at AmSouth is lower than at many of its Peer Banks. Dilution is further managed by AmSouth's practice of issuing repurchased shares to meet its benefit plan requirements, rather than using newly issued shares.

OPTION GRANTS IN LAST FISCAL YEAR*

Name	Individual Grants: Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/sh)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term: If stock price at $27.72 in 2011 5%($)	If stock price at $44.15 in 2011 10% ($)
All Shareholders' Stock Appreciation	NA	NA	NA	NA	$3,203,345,868	$9,164,993,327
C. Dowd Ritter	625,000	10.6%	$17.02	February 1, 2011	$ 6,689,875	$ 16,953,438
Sloan D. Gibson	190,000	3.2%	$17.02	February 1, 2011	$ 2,033,722	$ 5,153,845
E. W. Stephenson, Jr.	135,000	2.3%	$17.02	February 1, 2011	$ 1,445,013	$ 3,661,943
Beth E. Mooney	135,000	2.3%	$17.02	February 1, 2011	$ 1,445,013	$ 3,661,943
W. Charles Mayer, III	135,000	2.3%	$17.02	February 1, 2011	$ 1,445,013	$ 3,661,943

* These stock options were granted in February 2001 and vest one year from the date of grant and remain exercisable until the tenth anniversary of the grant date. However, vesting accelerates upon death, disability, retirement or a change in control of AmSouth. The exercise price is equal to the closing price of AmSouth common stock on the New York Stock Exchange on the date of grant.

Option Exercises and Holdings

The following table provides information concerning the exercise of stock options during 2001 by the named executive officers and the unexercised stock options held by them at December 31, 2001.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized* ($)	Number of Securities Underlying Unexercised Options at FY-End(#): Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY-End($): Exercisable/Unexercisable*
C. Dowd Ritter	0	$ 0	236,112/1,909,265	$2,058,076/$3,684,102
Sloan D. Gibson	10,125	$102,161	182,681/ 494,658	$ 749,238/$ 1,079,792
E. W. Stephenson, Jr.	37,780	$316,043	95,099/ 309,051	$ 197,034/$ 653,087
Beth E. Mooney	0	$ 0	0/ 235,000	$ 0/$ 337,550
W. Charles Mayer, III	0	$ 0	114,868/ 309,051	$ 400,461/$ 653,087

* Market value of underlying securities at exercise or year-end, as applicable, minus the exercise price.

Retirement Plan

The following table shows the estimated annual benefits payable at normal retirement age (age 65) under AmSouth's qualified defined benefit Retirement Plan, as well as under a nonqualified Supplemental Retirement Plan. This supplemental plan provides benefits that would otherwise be denied participants under the qualified Retirement Plan because of Internal Revenue Code limitations on qualified plan benefits, as well as additional benefits that serve to strengthen the competitiveness of AmSouth's overall executive compensation program. Participants vest in the plans after five years of service.

PENSION PLAN TABLE

Average Annual Covered Compensation	Years of Service				
	10	15	20	25	30
$ 200,000	$ 33,070	$ 49,604	$ 66,139	$ 83,220	$ 100,665
300,000	51,070	76,604	102,139	128,220	154,665
400,000	69,070	103,604	138,139	173,220	208,665
500,000	87,070	130,604	174,139	218,220	262,665
600,000	105,070	157,604	210,139	263,220	316,665
700,000	123,070	184,604	246,139	308,220	370,665
800,000	141,070	211,604	282,139	353,220	424,665
900,000	159,070	238,604	318,139	398,220	478,665
1,000,000	177,070	265,604	354,139	443,220	532,665
1,100,000	195,070	292,604	390,139	488,220	586,665
1,200,000	213,070	319,604	426,139	533,220	640,665
1,300,000	231,070	346,604	462,139	578,220	694,665
1,400,000	249,070	373,604	498,139	623,220	748,665
1,500,000	267,070	400,604	534,139	668,220	802,665
1,600,000	285,070	427,604	570,139	713,220	856,665
1,700,000	303,070	454,604	606,139	758,220	910,665
1,800,000	321,070	481,604	642,139	803,220	964,665
1,900,000	339,070	508,604	678,139	848,220	1,018,665
2,000,000	357,070	535,604	714,139	893,220	1,072,665
2,100,000	375,070	562,604	750,139	938,220	1,126,665
2,200,000	393,070	589,604	786,139	983,220	1,180,665
2,300,000	411,070	616,604	822,139	1,028,220	1,234,665
2,400,000	429,070	643,604	858,139	1,073,220	1,288,665

Pursuant to Mr. Ritter's Employment Agreement with AmSouth, if he remains chief executive officer until he is 55, he will receive a total retirement benefit ranging from 42 percent to 60 percent of his Final Average Pay (as defined), depending on the age at which he retires. The benefits shown in the table above are not subject to any deduction for Social Security benefits or other offset amounts. The compensation covered by the plans covering the named executive officers is the base salary plus bonus earned for the year by the executive. The amount of the retirement benefit is determined by the length of the retiree's credited service under the plans and the annual average covered compensation, which is the base salary plus bonus for the retiree for the highest five consecutive calendar years of earnings out of the last ten years worked. The full years of credited service under the plans for the named executive officers are as follows: Ms. Mooney: 2 years; Mr. Gibson: 9 years; Mr. Mayer: 23 years; Mr. Ritter: 29 years; and Mr. Stephenson: 26 years. For purposes of calculating the benefit provided under the plans, credited service in excess of 30 years is disregarded. Benefits shown are computed as a straight life annuity beginning at age 65.

Compensation of Directors

Fees

Non-employee directors of AmSouth are paid a fee of $6,000 per calendar quarter ($7,250 for Committee Chairmen) during which the director has served. In addition, each such director is paid a fee of $1,500 for each meeting of the Board and $1,000 for each committee meeting in which the director participates. Individual directors may, at their option, elect to defer the receipt of directors' fees, and the deferred amounts are deemed invested in AmSouth common stock. All of the directors of AmSouth have elected to defer receipt of some or all of the retainer and meeting fees they are paid for service on the Board of Directors and to invest these fees in Deferred Stock of AmSouth.

Director Stock Purchase Program

Under AmSouth's Director Stock Purchase Program, directors who own less than 5,000 shares of AmSouth stock and are not within three years of scheduled retirement from the Board are required to use at least one quarterly retainer each 15 months to purchase AmSouth stock. This requirement may also be fulfilled by the deferral of fees that are invested in Deferred Stock as described in "Fees" above.

Stock Option Plan for Outside Directors

Each non-employee director of AmSouth is eligible to be granted stock options under the Stock Option Plan for Outside Directors. The Plan provides that options will have an exercise price equal to the fair market value of AmSouth common stock on the date the options are granted. During 2001, each non-employee director (other than Mr. McCrary who joined the Board late in 2001) was granted options to purchase 7,700 shares of AmSouth common stock, all of which vest one year from the date of grant.

Employment Contract and Change-in-Control Agreements

In 1999, AmSouth entered into an employment agreement (the Agreement) with Mr. Ritter. The Agreement had an initial term of five years, but contains automatic renewal provisions such that the remaining term of the Agreement at any given time will be five years. The Agreement provides that Mr. Ritter will be paid the following compensation: an annual base salary not less than $900,000; the opportunity to earn an annual bonus under AmSouth's Executive Incentive Plan; a one-time grant of restricted stock and stock options for AmSouth common stock, both of which grants vest in three equal annual installments beginning on the third anniversary of the date of grant; a specified total retirement benefit; AmSouth's normal employee benefits commensurate with his position; reimbursement of reasonable expenses incurred in accordance with AmSouth's policies; and supplemental life insurance coverage.

If Mr. Ritter's employment is terminated by AmSouth for reasons other than for Cause or Disability, or if he terminates his employment for Good Reason (all as defined in the Agreement): (A) he is entitled to be paid a lump sum in cash equal to the sum of: (i) unpaid base salary through date of termination, a prorated annual bonus, any previously deferred compensation and accrued vacation pay (the Accrued Obligations); (ii) three times annual compensation; (iii) a total retirement benefit as calculated under the Agreement (Retirement Benefit); and (iv) accrued benefits under AmSouth's Supplemental Thrift Plan; (B) all unvested stock awards will vest; and (C) he will be paid any amounts due under other AmSouth employee benefit plans and certain other benefits. If employment is terminated due to death or Disability, (A) he or his estate will be paid the Accrued Obligations and such other benefits as would be paid to senior executives in such cases, and (B) all unvested restricted stock and stock options will vest. If Mr. Ritter's employment is terminated for Cause or if he terminates it without Good Reason, he will be paid his base salary through date of termination, the Retirement Benefit, and any amounts due under other AmSouth employee benefit plans. AmSouth will also reimburse Mr. Ritter for certain excise taxes that he may be obligated to pay as a result of receiving payments under the Agreement.

AmSouth has also entered into change-in-control agreements with each of the named executive officers other than Mr. Ritter. These agreements are structured such that they have an employment period of two years that begins on the date (the Effective Date) that a change of control (as defined in the agreement) occurs. During the employment period the executive will be paid the following compensation: an annual base salary at least equal to twelve times the highest monthly base salary payable prior to the Effective Date; an annual bonus at least equal to the highest annual bonus paid for the three years prior to the Effective Date; the ability to participate in AmSouth's normal employee benefit plans at an appropriate level; reimbursement for expenses in accordance with AmSouth policy; and fringe benefits consistent with those previously afforded the executive.

If, during the two-year period following the change in control, the company terminates the executive's employment other than for Cause or Disability, or the executive terminates his or her employment for Good Reason (all as defined in the agreement), the executive will be paid a lump sum payment equal to the sum of the following: (A) unpaid base salary through the date of termination, a prorated annual bonus amount, any previously deferred compensation and accrued vacation pay (the Accrued Obligations); (B) three times annual compensation; (C) the actuarial present value of accrued benefits under AmSouth's Supplemental Retirement Plan; and (D) aggregate benefits accrued under AmSouth's Supplemental Thrift Plan. The executive will also be reimbursed for certain excise taxes that may be due in connection with payments made under the agreement.

In the event of termination of employment during the employment period due to death or Disability, the executive or the executive's estate will be paid the Accrued Obligations and such other benefits as would be paid to peer executives in such cases. If the executive's employment is terminated during the employment period (i) for Cause, the executive will be paid unpaid base salary through termination, deferred compensation and certain other benefits due under company plans, or (ii) because of voluntary termination by the executive without Good Reason, the executive will be paid the Accrued Obligations and other benefits due under company plans.

Compensation Committee Interlocks and Insider Participation

The following directors currently serve as members of the Executive Compensation Committee of AmSouth's Board of Directors:

J. Harold Chandler (Chairman)
Rodney C. Gilbert
Elmer B. Harris
Martha R. Ingram
James R. Malone
Claude B. Nielsen

C. Dowd Ritter, Chairman, President and Chief Executive Officer of AmSouth, serves as a director of Alabama Power Company, and Elmer B. Harris, who during a portion of 2001 served as President and Chief Executive Officer of Alabama Power Company, serves as a member of the Executive Compensation Committee of AmSouth.

Executive Compensation Committee Report on Executive Compensation

Introduction

Our report covers the following topics:

- Role of the Executive Compensation Committee
- Executive Compensation Guiding Principles
- Components of Our Executive Compensation Program
- Chief Executive Officer Compensation

Role of the Executive Compensation Committee

We set the compensation principles for members of the Management Committee (referred to here as the Executive Officers) each year. We also review and establish the individual compensation levels for the Executive Officers. We have considered the advice of independent, outside consultants in determining whether the amounts and types of compensation the Company pays are appropriate. None of the members of the Executive Compensation Committee (the Committee) is an employee of the Company.

Executive Compensation Guiding Principles

The goal of the compensation program is to attract, motivate and retain the talented individuals the Company needs to be a leader in its highly competitive industry and geographic markets. The following are the guiding principles of our program:

Compensation should be related to performance.

We believe that individual compensation should be tied to individual performance and to how well the Company performs financially, so that when the Company's performance meets or exceeds its goals, individuals should be paid at the levels set for such goals, and when the Company's performance does not meet goals, any incentive awards should be at the Committee's discretion.

Incentive compensation should be a greater part of total compensation for more senior positions.

The portion of an individual's total compensation that varies with individual and Company performance goals should increase as the individual's business responsibilities increase. For

2001, over 81% of our Chief Executive Officer's target pay was at risk against short-term and long-term performance goals.

Compensation should be set at competitive levels.

We review compensation survey data from several independent sources to ensure that our total compensation program is competitive. Because our executive officers are generally drawn from larger financial institutions, we compare our compensation against a "Peer Bank" group that includes traditional bank holding companies with total assets ranging from $20 billion to $125 billion (the Company currently has approximately $39 billion in assets). The target of our compensation within the range established by the Peer Banks varies by the type of compensation, as described below. The Company's competitors for executive talent are not necessarily the same companies that are included in the S&P Regional Banks Index and the S&P Banks Index which are used to compare shareholder returns (see "Performance Graph" on page 22). We believe that banks included in the Peer Group are the most appropriate points of comparison for the compensation of our Executive Officers.

Deductibility of compensation should be maximized.

It is a goal to have most of the compensation paid to the five most highly compensated executive officers qualify as performance-based and therefore deductible under Section 162(m) of the Internal Revenue Code. We have structured most of our compensation plans so that amounts paid under them will be fully deductible. The Executive Incentive Plan and the 1996 Long Term Incentive Compensation Plan are being presented to shareholders for reapproval this year so as to continue to achieve that goal. However, the Committee reserves the right to pay amounts outside of such plans which might not be fully deductible where necessary in the Committee's judgment to attract, motivate or retain employees.

Components of Our Executive Compensation Program

The three components of our compensation program are:

- Base Salary
- Short-Term Incentives
- Long-Term Incentives

Base Salary

We set base salaries for executive officers so that salary range "midpoints" are at the average for those of the Peer Banks. We adjust base salaries when warranted by an individual's experience and individual performance and when our market surveys show that base salaries at the Peer Banks are being adjusted.

Short-Term Incentive Program

Our Executive Incentive Plan is designed to align executive officer pay with the annual performance of the Company and, for executive officers other than Mr. Ritter, the annual performance of his or her respective area of responsibility. When we evaluate Company performance, we look at one or more of the following factors:

Earnings per Share
Return on Average Assets
Return on Average Equity
Credit Quality Measures
Efficiency Ratio
Loan Growth
Deposit Growth
Non-Interest Revenue Growth

For 2001, the two Company performance factors which were used were Earnings per Share and Return on Average Equity. These factors were established prior to the start of the plan year.

Each participant in the Executive Incentive Plan has a "Base Bonus Opportunity" which is targeted at the median level of similar opportunities at the Peer Banks. For 2001, Base Bonus Opportunities ranged from 50% to 120% of base pay. The actual percentage payment can range from 0% to 200% of the Base Bonus Opportunity, depending on the Committee's evaluation of an individual's performance against his or her goals. The Committee may use its discretion to adjust payments downward from these amounts. Participants are able to defer amounts paid under the Executive Incentive Plan.

Long–Term Incentives: Stock Options and Restricted Stock

We base our target grants under the Long Term Incentive Plan on our performance compared to the Peer Banks, setting them generally at the 50th percentile for grants made by such other institutions. However, grants to individuals can be adjusted based on individual performance, retention and other special circumstances.

We generally make grants of stock options to Executive Officers once a year. The options have an exercise price equal to the fair market value of the Company's common stock on the date of grant. The Long Term Incentive Plan does not permit "repricing" of options issued under that plan. Options generally vest from one to three years after grant and generally have an exercise period that expires ten years after the date of grant. However, in 2000, the Company granted options whose exercise period will "truncate" early if certain performance criteria are not met. At least one-half of these grants to the Executive Officers will likely expire in March 2003 instead of expiring in 2010, as normal option grants would. Options granted in 2001 had a one-year vesting period.

Shareholders are also being asked to approve amendments to the 1996 Long Term Incentive Compensation Plan to allow a new type of performance-based compensation to be awarded. The awards will be in the form of Performance Units and Performance Shares, which are a long-term equity based type of incentive compensation that is dependent upon performance and not just stock price appreciation. This will provide a performance-based feature for AmSouth's Plan similar to that used by many of the Peer Banks. This type of compensation also has greater risk for the participant because it depends on meeting specific performance goals.

In 2001, we granted Executive Officers shares of restricted stock under the Long Term Incentive Plan, which do not vest until the executive's retirement. Prior to this grant there was no other component of compensation expressly targeted at long-term retention. Full legal ownership of these restricted stock shares does not vest until retirement and they will be forfeited if an executive's employment is terminated prior to retirement by him or her voluntarily or involuntarily by the Company, except in the case of a change in control, death or disability. The Committee believes that this grant was necessary in order to encourage the Executive Officers to have a long-term perspective as they manage the Company's businesses.

Chief Executive Officer Compensation

The components of Mr. Ritter's compensation were set by his employment agreement with the Company, which was entered into in 1999. The amount of his base salary is determined under such agreement, as is his Base Bonus Opportunity under the Executive Incentive Plan. Mr. Ritter's Executive Incentive Plan payout and Long-Term Incentive Plan awards were determined according to the criteria described above. The amounts of these payments and awards are reflected in the Summary Compensation Table and the stock option grant table. Mr. Ritter did not receive a grant of restricted stock in 2000.

Conclusion

The Committee believes that under the Company's executive compensation program compensation paid to its Executive Officers has been commensurate with the Company's financial performance and total value received by its shareholders.

Submitted by the Executive Compensation Committee of the AmSouth Bancorporation Board of Directors:

J. Harold Chandler (Chairman)
Rodney C. Gilbert
Elmer B. Harris
Martha R. Ingram
James R. Malone
Claude B. Nielsen

Performance Graph

Set forth below is a graph comparing the yearly change in the cumulative total return of AmSouth's common stock against the cumulative total return of the S&P 500 Index, the S&P Regional Banks Index, and the S&P Banks Index for the last five years. The S&P Banks Index was added this year as Standard and Poor's discontinued the S&P Regional Banks Index as of December 31, 2001 and it will not be available going forward. The graph assumes that the value of the investment in AmSouth common stock and in each index was $100.00 and that all dividends were reinvested.



AmSouth Stock Performance
5 Year Cumulative Total Return Comparison
AmSouth, S&P 500 Index, S&P Regional Banks Index
and S&P Banks Index
$250
$200
$150
$100
$50
$0
12/31/96
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
AmSouth
S&P 500
S&P Regional Banks
S&P Banks
Assumes $100 invested on 12/31/96, with reinvestment of dividends.

	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01
AmSouth	$100	$173	$223	$146	$122	$158
S&P 500	$100	$133	$171	$208	$189	$166
S&P Regional Banks	$100	$150	$166	$143	$181	$166
S&P Banks	$100	$144	$154	$134	$158	$159

The information provided under the headings "Audit Committee Report", "Executive Compensation Committee Report on Executive Compensation" and "Performance Graph" above shall not be deemed to be soliciting material or to be filed with the SEC, or subject to Regulation 14A or 14C, other than as provided in applicable statutes and rules, or to liabilities of Section 18 of the Securities Exchange Act of 1934 and, unless specific reference is made therein to such headings, shall not be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

APPROVAL OF MATERIAL TERMS OF THE EXECUTIVE INCENTIVE PLAN AS AMENDED

(Proposal 2 on Proxy Card)

General

This proposal relates to the approval of the material terms of an existing benefit plan, the Executive Incentive Plan (EIP), as such terms have been amended by the Board of Directors of the Company effective with respect to awards for services in 2002 and later years. The Proposal is being presented to the shareholders in order to preserve the federal income tax deduction with respect to certain compensation paid under the EIP.

Under section 162(m) of the Internal Revenue Code of 1986 as amended (the Code), the amount which the Company may deduct for federal income tax purposes for compensation paid to certain "covered employees" (generally the chief executive officer and the four highest paid executive officers other than the chief executive officer) in any taxable year is generally limited to $1 million per individual. However, compensation that qualifies as "performance-based" compensation is not subject to the $1 million deduction limit. In order for compensation to qualify as "performance-based" for this purpose, it must meet certain conditions, one of which is that the material terms of the performance goals under which the compensation is to be paid must be disclosed to and approved by shareholders.

Pursuant to the foregoing, the EIP was approved by the shareholders at the 1997 Annual Meeting of Shareholders. Section 162(m) also provides, however, that compensation under a plan, like the EIP, that permits the compensation committee to change the performance targets that must be achieved to earn compensation under the plan will not continue to be eligible for treatment as "performance-based" compensation under Section 162(m) unless the shareholders periodically reapprove certain material terms of the plan every five years. In addition, Section 162(m) provides that compensation under a shareholder-approved plan will not continue to be eligible for treatment as "peformance-based" compensation unless the shareholders approve changes made in the material terms of the plan, such as the one made by the EIP amendment described below. This proposal is being submitted to the shareholders at the Meeting in order to satisfy these prerequisites for "performance-based" treatment of awards under the EIP.

Although the Company has no present intention of paying incentive compensation that does not qualify as "performance-based compensation" under Section 162(m), adoption of this proposal will not preclude the Company from doing so, including but not limited to paying incentive compensation outside the amended EIP. The Company expects that any such payments would be unusual and would be made to avoid an unfair result. If the material terms of the amended EIP described herein are not approved by the shareholders, no payments will be made pursuant to the amended EIP. In such event, the amendment to the EIP described below will not take effect, any future awards under the EIP will not qualify as "performance-based compensation" under Section 162(m), and the Executive Compensation Committee of the Board of Directors may consider terms for incentive compensation awards to "covered employees" that may or may not qualify the awards for deduction under Section 162(m).

Description of the Amendment

The EIP has been amended, effective with respect to awards for services in 2002 and later years, to increase the maximum amount that may be paid to any participant under the EIP for any given calendar year to $3,000,000. Prior to the amendment, the limit was $2,000,000. This amendment was made to enable AmSouth to keep pace with changes that have occurred since the EIP was approved by the shareholders in 1997, as well as with changes that are expected to occur in the future, in competitive levels of annual incentive compensation opportunities for senior management personnel at peer banks and other financial services companies.

Summary Description of Material Terms of the EIP as Amended

The EIP is administered by the Executive Compensation Committee of the Board of Directors (the Committee). Officers/Directors and Senior Executives of AmSouth are eligible to be selected to participate in the EIP. A Senior Executive is defined as an officer who manages a major group, division or area and is a member of the corporate Management Committee but not an Officer/Director. An Officer/Director is defined as a senior officer who is a member of both the Corporate Management Committee and the AmSouth Board of Directors. There are currently 10 participants in the EIP. Directors who are not also executive officers are not eligible for participation in the EIP.

The EIP provides for the establishment of annual goals for the overall Corporation and for each business unit managed by a participant, if any. The major portion of the incentives paid (100 percent in the case of Officer/Directors) is based on the performance results of AmSouth as a whole. For Senior Executives, a portion of the incentives is based on the performance results of the organizational unit managed by that participant. The performance measures used to establish goals may include one or more of the following: Earnings per Share; Return on Average Assets; Return on Average Equity; Credit Quality Measures; Efficiency Ratio; Loan Growth; Deposit Growth; and Non-Interest Revenue Growth.

The goals applicable to EIP participants who are "covered employees" (within the meaning of Section 162(m)), the weighting placed on each such goal, and each such participant's "base bonus opportunity" (as described below), are approved by the Committee at the beginning of each year.

A participant's base bonus opportunity (BBO) is the percentage of base pay which the participant is eligible to receive as an award under the EIP for a given year if 100 percent of the goals applicable to the participant are achieved. BBOs are determined annually by reference to available peer bank market data. Payout percentages can range from zero percent to 200 percent of the base bonus opportunity as determined by an evaluation of performance results against goals. However, the Committee may exercise downward discretion with respect to payouts under the EIP. The maximum amount that may be paid to a participant under the EIP for any given calendar year is $3,000,000, this maximum amount having been increased from $2,000,000 pursuant to the amendment described above. The foregoing maximum amount does not include any increase that may be paid with respect to an award that is deferred under the EIP attributable to appreciation in the value of the award during the deferral period and dividend equivalents credited with respect to the award during the deferral period, as described in the next paragraph.

Awards under the EIP are paid in cash within 90 days of the end of the plan year unless the participant makes a timely election in accordance with the procedures specified in the EIP to defer payment, in which case the award will generally be converted on AmSouth's books into an equivalent number of AmSouth share units based on the fair market value of AmSouth shares on the date on which payment would have been made absent the deferral election. A number of shares of AmSouth common stock equal to the number of share units credited on AmSouth's books to the participant (including amounts equivalent to dividends on such share units during the deferral period, which are deemed reinvested in additional share units) will generally commence to be distributed in a lump sum or in installments within 90 days after the participant's death, disability, retirement or termination of employment.

The Committee may terminate or amend the EIP at any time without shareholder approval, but may not take away any award that has been paid (or deferred) or any award due for the year in which the Committee acts.

The EIP is of indefinite duration.

The amounts that will be received by or allocated to any participant under the EIP for services in 2002 is not determinable at the present time, as such amounts will depend on 2002 performance results that are not presently determinable. The amounts paid under the EIP to the five most highly compensated executives of AmSouth for service during 2001 are shown under the "Bonus" column of the Summary Compensation Table included in this Proxy Statement.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE MATERIAL TERMS OF THE EXECUTIVE INCENTIVE PLAN AS AMENDED.

APPROVAL OF THE 1996 LONG TERM INCENTIVE COMPENSATION PLAN AS AMENDED.
(Proposal 3 on Proxy Card)

General

In 1996 the shareholders approved the 1996 Long Term Incentive Compensation Plan (LTIP). The Board of Directors has amended the LTIP, subject to approval by the shareholders at the 2002 Annual Meeting. Among other changes, the amendments allow the Committee which administers the LTIP to award performance shares (Performance Shares) and performance units (Performance Units). Most of AmSouth's Peer Banks offer these types of awards as a part of their compensation package. Performance Shares and Performance Units provide long-term incentive compensation that is contingent upon the attainment of specified performance goals other than stock price appreciation. The amendments do NOT increase the aggregate number of shares which may be issued under the LTIP. Although the amendments do not require the Committee to do so, the Committee intends to grant fewer options to each LTIP participant who is granted Performance Shares or Performance Units, in order to reflect the potential value of the Performance Shares or Performance Units.

Shareholder approval is being sought in order to obtain approval of the amendments, as well as to satisfy one of the prerequisites for treatment of certain awards under the LTIP as "performance-based compensation" within the meaning of Section 162(m) of the Code. As indicated in Proposal 2, under section 162(m) of the Code, the amount which the Company may deduct on its tax returns for compensation paid to certain "covered employees" (generally the chief executive officer and the four highest paid executive officers other than the chief executive officer) in any taxable year is generally limited to $1 million per individual. However, compensation that qualifies as "performance-based compensation" is not subject to the $1 million deduction limit. Generally speaking, under a shareholder-approved plan such as the LTIP in which the Committee has the authority to change the targets under a performance goal after shareholder approval was obtained will not be eligible to qualify as "performance-based" for this purpose unless the material terms of the performance goal are periodically disclosed to and reapproved by shareholders. The description of the LTIP and the amendments contained in this Proposal 3 is intended to satisfy these conditions so that certain awards made and to be made under the amended LTIP on or after January 1, 2002 may qualify as "performance-based" compensation. The description contained in this Proposal 3 is subject in its entirety to the text of the amended LTIP, which is attached as Appendix A.

The amendments are contingent on shareholder approval. If such approval is not obtained, the amendments and any awards made pursuant thereto will be of no force or effect, and the LTIP as in effect immediately prior to its amendment will remain in effect without change.

The following are the principal changes made by the amendments to the LTIP:

1. The amendments provide that Performance Shares and Performance Units may be granted under the LTIP, in addition to the other forms of awards that may be granted under the LTIP. A Performance Share is a right to receive a specified number of shares of AmSouth common stock at a future date if a specified performance goal is attained. A Performance Unit is the right to receive a specified amount of money at a future time if a specified performance goal is attained. Partial achievement of the specified performance goal may result in part of the Performance Shares or Performance Units being earned. Performance Units and Performance Shares that are earned may both be settled in the form of either common stock or cash. Performance Shares and Performance Units may but need not be designed to qualify as "performance-based" compensation that is not subject to the $1 million deduction limit of Section 162(m) of the Code. The Committee will determine whether and to what extent any award shall be designed to qualify as such "performance-based" compensation. Performance Shares and Performance Units that are designed to qualify as "performance-based" compensation will be paid solely on account of the attainment of one or more pre-established objective performance goals (within the meaning of Section 162(m) of the Code) over a period of more than one year, and the performance goals will be based on one or more of the performance measures that are described below under "Performance Measures". However, Performance Shares and Performance Units, including those that are intended to qualify as "performance-based" compensation, may be earned if death, disability, a change in control, or other circumstances specified by the Committee occur, whether or not the performance goals have been attained or are thereafter attained. Performance Shares and Performance Units may (but need not) be granted each year to any key employee, and a new performance period may commence each year and overlap with one or more years included in any prior or later performance period. The amendments limit the aggregate number of shares which may be issued pursuant to awards of Performance Shares or Performance Units. The amendments also limit the number of Performance Shares and dollar value of Performance Units that any employee may be granted in any fiscal year as "performance-based" awards that are not subject to the deduction limit of Code section 162(m). These limits are described in paragraphs 2, 3, 4, 5 and 6 that follow;

2. The amendments provide that not more than 30% of the shares that are available for issuance under the LTIP may be issued pursuant to awards of restricted stock, Performance Shares or Performance Units, or any combination of such awards. Prior to the amendments, the LTIP did not provide for awards of Performance Shares or Performance Units and the 30% limit applied only to restricted stock awards;

3. The amendments provide that shares that AmSouth issues in respect of awards that it assumes or substitutes for awards that were previously granted by a company which it acquires through a merger, consolidation, acquisition or other transaction shall not be counted against the 30% limit described in paragraph 2 above or against the limit on the aggregate number of shares that may be issued under the LTIP. The amendments also provide that awards that are

settled in cash (such as Performance Shares and Performance Units but excluding tandem stock appreciation rights) shall not be counted against such limits. Prior to the amendments, the LTIP did not exclude such assumed or substituted awards or cash-settled awards from those limits;

4. The amendments provide that the maximum number of shares of Common Stock with respect to which stock options or stock appreciation rights (SARs) may be granted under the Plan to any employee during any one fiscal year of AmSouth shall be 950,000 shares, and that the maximum number of shares of common stock with respect to which any and all "performance-based" awards other than stock options, SARs or Performance Units may be granted in any one fiscal year of AmSouth to any employee shall be 950,000 shares or their equivalent in cash. (Each of these limits is subject to adjustment in the event of recapitalizations, stock splits, and similar corporate transactions occurring after the January 1, 2002 effective date of the amendments). Prior to its amendment, the LTIP did not have one limit for stock options and another limit for "performance-based" awards other than stock options, SARs and Performance Units; instead, it had a single limit of 250,000 shares on the number of shares that could be granted or vest, as applicable, pursuant to all "performance-based" awards granted in any one fiscal year of AmSouth to any one employee. As a result of stock splits that occurred after the adoption of the LTIP in 1996 and prior to the January 1, 2002 effective date of the amendments, this 250,000 share limit was adjusted to 843,750 shares. In addition to creating one limit for stock options and another limit for "preformance-based" awards other than stock options, SARs and Performance Units, the amendments increased the limit by 106,250 shares, raising it to 950,000 shares;

5. The amendments provide that no participant may receive more than $4,000,000 (or the equivalent in shares) in payment of Performance Unit awards that are granted in any one fiscal year of AmSouth and qualify as "performance-based" compensation for purposes of Code section 162(m). Prior to the amendments, the LTIP did not provide for Performance Units and therefore did not contain any limit on them.

6. The amendments provide that, if after Performance Shares or Performance Units are earned, the delivery of cash or shares in settlement of such awards is deferred, any additional shares or cash that are attributable to dividends or other earnings that are credited during the deferral period shall not count against the aforementioned per person limits on the number of Performance Shares and the value of Performance Units that may be granted to any person under "performance-based" awards in any fiscal year. Prior to the amendments, the LTIP did not provide for Performance Shares or Performance Units and therefore did not address the subject of dividends or other earnings on Performance Shares or Performance Units that are deferred;

7. The amendments provide that the Committee may define the Performance Measures on which the payout or vesting of "performance-based" awards may be based (which Performance Measures are described below under the heading "Performance Measures") by reference to consolidated results or results of AmSouth, a subsidiary or a business unit. In addition, under the LTIP as amended the Committee may provide for the Performance Measures to include or exclude discontinued operations, unusual items or events, non-recurring items or events (including changes in capitalization), extraordinary items, as determined by the Company's auditors, and the effects of changes in accounting standards, laws or regulations. Prior to the amendments, the LTIP did not explicitly provide for the Performance Measures to be defined by reference to consolidated or business unit results, or for the Committee to include or exclude discontinued operations;

8. The amendments make a number of clarifying, technical and housekeeping changes. These include a provision that, unless the Board determines otherwise, the Board committee which administers the LTIP is to consist exclusively of "outside directors" within the meaning of Code section 162(m), a provision that clarifies that a Change in Control will occur for LTIP purposes if a merger of a direct or indirect subsidiary results in pre-merger shareholders of AmSouth owning less than 60% of AmSouth after the merger, a provision that authorizes the CEO to grant options under the Plan to non-officers in accordance with a recently enacted Delaware Corporation Law, and a provision that Delaware, rather than Alabama, law is to govern the LTIP and the rights of participants therein. The amendments also state expressly that the LTIP is not intended to limit or restrict in any way the power of the Corporation to adopt or implement any other compensation or incentive plan or arrangement.

Summary Description of the LTIP as Amended

Administration

The LTIP is administered by the Executive Compensation Committee of the Board of Directors (the Committee). As indicated in paragraph 8 above, the LTIP also authorizes the CEO to grant awards to non-officers to the extent permitted by applicable law.

Eligibility

Key employees of AmSouth and its subsidiaries are eligible to participate in the LTIP. Non-employee Directors of AmSouth are not eligible.

Stock Available for Issuance Through the LTIP

The number of shares of AmSouth's common stock, par value $1.00 per share, authorized for issuance through the LTIP is thirty-nine million, two hundred eighty-one thousand, two hundred fifty (39,281,250), subject to adjustments for stock splits and other capital changes occurring after 2001, when shareholders approved an amendment that increased the number of shares authorized for issuance through the LTIP to that amount. The LTIP permits the reuse or reissuance of shares underlying canceled, expired or forfeited awards. (However, the LTIP provides that the Committee shall not have the authority to cancel outstanding awards and issue substitute awards in replacement thereof). Pursuant to the amendment described in paragraph 3 above, neither shares that are issued under assumed or substituted awards in a merger or acquisition, nor shares that are subject to awards that are settled in cash (other than tandem SARs), will be charged against the number of shares available under the LTIP or the 30% limit described in the next sentence. Pursuant to the amendments described in paragraph 3 above, not more than 30% of the shares that are available for issuance under the LTIP may be issued pursuant to awards of restricted stock, Performance Shares, Performance Units, or any combination of such awards. Pursuant to the amendments described in paragraph 4 above, the maximum number of shares of common stock with respect to which stock options or SARs may be granted under the LTIP to any employee during any one fiscal year of AmSouth is 950,000 shares, and the maximum number of shares of common stock with respect to which any and all "performance-based" awards other than stock options or SARs or Performance Units may be granted in any one fiscal year of AmSouth to any employee is 950,000 shares (or their equivalent in cash). Each of the foregoing limits is subject to adjustment for stock splits and other capital changes occurring after the January 1, 2002 effective date of the amendments.

On March 1, 2002, the closing price for a share of AmSouth's common stock, as reported on the New York Stock Exchange composite tape, was $21.62. Awards under the LTIP will typically be issued in consideration for the performance of services to AmSouth, and no additional payment need be made at the time of grant. At the time of exercise, the full exercise price for a stock option must be paid in cash or, if the Committee so provides, in shares of common stock. So-called "cashless" exercises through a stockbroker may also be allowed.

Description of Awards Under the Plan

The Committee may award to eligible employees incentive and nonqualified stock options, SARs, and restricted stock, which restricted stock may also be granted in lieu of cash awards due under certain other AmSouth plans. As described in paragraph 1 above, the Committee may also award Performance Shares and Performance Units under the LTIP.

The LTIP also provides that, subject to certain limitations, the Chief Executive Officer of AmSouth (the CEO) may also make awards to eligible employees. The CEO may only make awards to non-Insiders (employees who are neither officers (as defined under Section 16(a) of the Securities Exchange Act of 1934), directors, nor ten percent (10%) beneficial owners of any class of AmSouth's equity securities) and the total number of awards granted by the CEO each year shall be subject to approval by the Committee. Delaware law imposes additional limitations and restrictions on the CEO's authority to grant stock options.

The forms of awards are described in greater detail below.

Stock Options

The Committee will have discretion to award incentive stock options (ISOs), which are intended to comply with Section 422 of the Code, or nonqualified stock options (NQSOs), which are not intended to comply with Section 422 of the Code. Each option issued under the LTIP must be exercised within a period of ten years from the date of grant, and the exercise price of an option may not be less than the fair market value of the underlying shares of common stock on the date of grant. Subject to the specific terms of the plan, the Committee will have discretion to set such additional terms and conditions on option grants as it deems appropriate.

Options granted to employees under the LTIP will expire at such times as the Committee determines at the time of grant; provided, however, that no option will be exercisable later than ten years from the date of grant. Options may terminate earlier than their normal expiration date upon termination of employment for various reasons. Upon a change in control as defined in the LTIP, all options will immediately vest 100 percent and remain exercisable throughout their entire term.

Upon the exercise of an option granted under the LTIP, the option price is payable in full to AmSouth, either: (a) in cash or its equivalent, or (b) if permitted in the award agreement, by tendering AmSouth common shares having a fair market value at the time of exercise equal to the total option price, provided such shares have been held by the participant for at least six months or were purchased on the open market, or (c) if permitted in the award agreement, a combination of (a) and (b). So-called "cashless" exercises through a stockbroker may also be allowed.

Stock Appreciation Rights

The Committee may grant SARs either alone (a Freestanding SAR), or in connection with the issuance of stock options (a Tandem SAR). Upon the exercise of an SAR, the participant will receive payment from AmSouth in an amount equal to the difference between the fair market value of a share of AmSouth common stock on the date of exercise and the grant price of the SAR.

The grant price of a Freestanding SAR will equal the fair market value of a share of common stock on the date of grant of the SAR. The grant price of a Tandem SAR will equal the exercise price of the related option. The Committee has the right to pay the value of an SAR in cash, shares of common stock, or partly in cash and partly in shares of common stock.

The Committee has complete discretion in determining the number of SARs granted and in determining the conditions pertaining to such SARs. The term of an SAR will be determined by the Committee, in its sole discretion; provided, however, such term shall not exceed ten (10) years.

A Freestanding SAR may be exercised upon whatever terms and conditions the Committee, in its sole discretion, specifies. A Tandem SAR may be exercised only during the period in which the related option may be exercised. The exercise of a Tandem SAR will result in cancellation of the related option. No SARs have ever been granted under the LTIP.

Restricted Stock

The Committee is authorized to award shares of restricted common stock under the LTIP upon such terms and conditions as it shall establish; provided, however, that no more than thirty percent (30%) of the total number of shares reserved for issuance under the plan may be granted as restricted stock, Performance Shares, Performance Units, or any combination of the foregoing. The award agreement will specify the period(s) of restriction, the number of shares of restricted common stock granted, the payment of a stipulated purchase price per share, if any, restrictions based upon achievement of specific performance objectives and/or restrictions under applicable federal or state securities laws. Although recipients will have the right to vote these shares from the date of grant, they will not have the right to sell or otherwise transfer the shares during the applicable period of restriction or until earlier satisfaction of other conditions imposed by the Committee in its sole discretion. The Committee, in its discretion, will determine how dividends on restricted shares are to be paid.

Each award agreement for restricted stock will set forth the extent to which the participant will have the right to retain unvested restricted stock following termination of the participant's employment with AmSouth. These provisions will be determined in the sole discretion of the Committee, need not be uniform among all shares of restricted stock issued pursuant to the LTIP and may reflect distinctions based on reasons for termination of employment; provided however, that all restricted stock will vest immediately upon death, disability or retirement, subject to any limitations under Section 162(m) of the Code. Except in the case of terminations in connection with a change in control and terminations by reason of death or disability, the vesting of restricted stock which qualifies as performance-based compensation under Section 162(m) and which is held by covered employees under Section 162(m) shall occur at the time it otherwise would have, but for the employment termination.

Performance Shares and Performance Units

See the description in paragraph 1 above.

Performance Measures

The LTIP authorizes the Committee to grant awards that qualify as "performance-based" compensation that is not subject to the $1 million tax deduction limit of Code section 162(m), as well as awards that do not qualify as "performance-based". Awards that qualify as "performance-based", including Performance Shares and Performance Units that qualify as such, will be paid on account of the attainment of a pre-established, objective performance goal over a period of more than one year that is based on one or more of the following financial measures: net income; return on equity; earnings per share; return on assets; total shareholder return; and return on investment. The goal which utilizes any of these performance measures may be an absolute performance goal, or a goal that is based on performance relative to the performance of a peer group, and may be based on consolidated results or the results of AmSouth, a subsidiary or a business unit. In addition, as indicated in paragraph 7 above, the Committee may provide for the following items to be included or excluded from the performance goal: discontinued operations, unusual items or events (including changes in capitalization), non-recurring items or events, extraordinary items, as determined by the Company's auditors, and the effects of changes in accounting standards, laws or regulations.

Following the end of a Performance Period, the Committee will determine the value of the performance-based awards granted for the period based on the attainment of the preestablished objective performance goals. The Committee may have discretion to reduce (but not to increase) the value of a performance-based award.

Adjustments and Amendments

The LTIP provides for appropriate adjustments in the number of shares of common stock subject to awards and available for future awards in the event of changes in outstanding common stock by reason of a merger, stock split or certain other events. In case of a change in control of AmSouth, outstanding options and SARs granted under the LTIP will become immediately exercisable and will remain exercisable throughout their entire term, and restriction periods and restrictions imposed on shares of restricted stock shall immediately lapse. The Committee has discretion under the LTIP to determine the effect, if any, which a change in control will have on Performance Shares and Performance Units.

The LTIP may be modified or amended by the Board of Directors at any time and for any purpose which the Board of Directors deems appropriate. However, no such amendment shall adversely affect any outstanding awards without the affected holder's consent. Shareholder approval of an amendment will be sought if necessary under Internal Revenue Service or SEC regulations, the rules of the New York Stock Exchange or any applicable law. The LTIP provides that the Committee shall not have the authority to cancel outstanding awards and issue substitute awards in replacement thereof.

Duration of the Plan

The LTIP will remain in effect until all options and rights granted thereunder have been satisfied or terminated pursuant to the terms of the plan, and all Performance Periods for performance-based awards granted thereunder have been completed. However, in no event will an award be granted under the LTIP on or after April 18, 2006.

Federal Income Tax Consequences Regarding Stock Options

With respect to options which qualify as ISOs, an LTIP participant will not recognize income for federal income tax purposes at the time options are granted or exercised. However, the excess of the fair market value of the shares purchased pursuant to the exercise of an ISO on the date of such exercise over the purchase price of the shares under the option will be includible in the optionee's alternative minimum taxable income, which may give rise to alternative minimum tax liability for the optionee in the year of exercise unless the optionee disposes of the shares in the same year. If the participant disposes of shares acquired by exercise of an ISO either before the expiration of two years from the date the options are granted or within one year after the issuance of shares upon exercise of the ISO (the holding periods), the participant will recognize in the year of disposition: (a) ordinary income, to the extent that the lesser of either (1) the fair market value of the shares on the date of option exercise or (2) the amount realized on disposition, exceeds the option price; and (b) capital gain, to the extent the amount realized on disposition exceeds the fair market value of the shares on the date of option exercise. If the shares are sold after expiration of the holding periods, the participant generally will recognize capital gain or loss equal to the difference between the amount realized on disposition and the option price.

With respect to NQSOs, the participant will recognize no income upon grant of the option, and, upon exercise, will recognize ordinary income to the extent of the excess of the fair market value of the shares on the date of option exercise over the amount paid by the participant for the shares. Upon a subsequent disposition of the shares received under the option, the participant generally will recognize capital gain or loss to the extent of the difference between the fair market value of the shares at the time of exercise and the amount realized on the disposition.

In general, AmSouth will receive an income tax deduction at the same time and in the same amount which is taxable to the employee as ordinary income, except as provided below under Section 162(m) and Section 280G. To the extent a participant realizes capital gains, as described above, AmSouth will not be entitled to any deduction for federal income tax purposes.

Section 162(m)

Under Section 162(m) of the Code, compensation paid by AmSouth in excess of $1 million for any taxable year to any covered employee generally is not deductible by AmSouth or its affiliates for federal income tax purposes unless it is based on the performance of AmSouth, is paid pursuant to a plan approved by shareholders of AmSouth and meets certain other requirements. Generally, covered employee under Section 162(m) means the chief executive officer and the four other highest paid executive officers of AmSouth as of the last day of the taxable year.

It is presently anticipated that the Committee administering awards to "covered employees" will at all times consist of outside directors as required for purposes of Section 162(m), and that the Committee will take the effect of Section 162(m) into consideration in structuring LTIP awards.

Section 280G

Under Section 280G of the Code, if compensatory payments made to an officer, highly compensated employee or certain other "disqualified individuals", including the vesting of stock options or other awards, is contingent, or deemed to be contingent, on a change in control of a publicly-traded corporation, and if the value of such payments exceeds a certain statutory limit, the person who receives such payments may be subject to a 20% excise tax on most of such payments, payable in addition to regular income taxes, and the corporation may be denied a deduction for the portion of the payments which is subject to such excise tax. If a change in control of AmSouth occurs, awards under the LTIP may be subject to such excise tax, in whole or in part, and may be nondeductible by AmSouth. Compensation paid to a "covered employee" within the meaning of Code section 162(m) that is non-deductible pursuant to Section 280G of the Code, may also reduce, dollar for dollar, the $1 million limit on such covered employee's non-"performance-based" compensation that AmSouth may deduct under Section 162(m) of the Code.

New Plan Benefits

The following table sets forth the awards of Performance Units that will be payable pursuant to the LTIP for the three-year period ending December 31, 2004, assuming three different performance results. These awards will be earned only if significant performance goals are achieved over that three-year period, and there is therefore a risk that some or all of the amounts will not be earned. The normal stock option grants made to these individuals have been reduced to reflect the potential value of these awards and avoid increasing the total value of the long-term incentive grants that are made to these individuals. These awards are payable only if shareholders approve the amendments to the LTIP.

NEW PLAN BENEFITS

	Potential Performance Unit Payouts Based on Three-Year (2002-2004) Performance		
Executives	Threshold (@ 25th Percentile Performance)	Target (@ 50th Percentile Performance)	Maximum (@ 90th Percentile Performance)
C. Dowd Ritter	$ 546,000	$1,092,000	$ 2,730,000
Sloan D. Gibson	$ 157,500	$ 315,000	$ 787,500
E. W. Stephenson, Jr.	$ 109,500	$ 219,000	$ 547,500
Beth E. Mooney	$ 109,500	$ 219,000	$ 547,500
W. Charles Mayer, III	$ 109,500	$ 219,000	$ 547,500
Executive Group [All Current Executive Officers as a Group]	$1,449,500	$2,899,000	$7,247,500
Non-Executive Director Group [All current directors who are not executive officers as a group]	0	0	0
Non-Executive Officer Employee Group [All employees, including all current officers who are not executive officers, as a group]	$1,168,500	$2,337,000	$ 5,842,500

Payouts will be determined based on AmSouth's performance against its peer banks (certain specified U.S. banks with assets from $20 billion—$125 billion). The performance measures will be return on equity (ROE) and earnings per share (EPS) growth. ROE will be the average for the three-year performance period ending December 31, 2004, and EPS growth will be calculated as the average of the annual growth rates over the same three-year performance period. Each performance measure will be weighted equally and therefore will determine one half of the potential payout. The threshold and target payouts shown above will be made if AmSouth achieves exactly the 25th or 50th percentile of performance against its peers. A payout of 2.0 times the target will be made if performance is at the 75th percentile and a maximum payout of 2.5 times the target will be made if performance is at the 90th percentile or higher. Payouts at performance levels other than those noted will be calculated using straight-line interpolation. In order for any payout to be made for a particular performance measure, AmSouth's performance must be no lower than the 25th percentile level of performance for that measure and must be above 15% ROE and 7.5% EPS growth.

Any other amounts that will be received by or allocated to any person in the future pursuant to the LTIP and any amounts that would have been received by or allocated to any person for the fiscal year ended December 31, 2001 if the Amendments had been in effect, are not determinable at the present time, as all such determinations are made by the Committee in its sole discretion, subject to the provisions of the LTIP. Under the terms of the LTIP the Units may be paid out by AmSouth in cash or an equivalent number of shares of AmSouth common stock.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE 1996 LONG TERM INCENTIVE COMPENSATION PLAN AS AMENDED.

SHAREHOLDER PROPOSAL
(Proposal 4 on Proxy Card)

Elton W. Shepherd, 720 Buff Drive N.E., Atlanta, Georgia 30342, who, as of November 5, 2001, the date of his proposal, was the holder of 250 shares of AmSouth common stock, has informed AmSouth that he intends to present the following proposal and supporting statement at the 2002 Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, which are presented as received by AmSouth, are set forth below.

Fellow shareowners, it is with a sense of profound regret that I submit this appeal for your thoughtful consideration.

In my opinion, in January, 2002, we completed a third consecutive year of sub-par performance and perhaps began a fourth. I believe the dimensions of this tragedy are manifest most obviously in the dramatic collapse of our stock price, which peaked at $34 in 1999 prior to the First American merger, but since then has generally traded about 50% lower.

Despite this significant erosion of our stock price, a select group of senior managers participated during 1997-1999 in the Performance Incentive Plan (PIP), a special compensation program involving the clever use of restricted stock.

Each PIP participant purchased AmSouth stock using funds borrowed from another bank. These purchased shares were pledged as collateral. However, participants received one free restricted share for each share purchased. For example, our CEO purchased 45,000 shares for $2.2-million, but received 45,000 free restricted shares, valued at $2.2-million, at the same time. After the PIP ended in 1999, our CEO received an $8.8-million PIP payout. And, he still retained 45,000 free restricted shares. Taken together he received about $10-million on a $2.2-million investment, a 355% return in just three years.

With about $20-million in PIP payments to just nine managers, I exchanged three letters with AmSouth seeking program details. In August, 2001, AmSouth discontinued further correspondence. I am still seeking the following information:

The PIP document.

A Pre-Merger Consolidated Statement of Earnings and Balance Sheet for 1996-1999.

And Importantly, Details of How PIP Payouts Were Specifically Calculated for Each Participant.

This information is important because one criteria which triggered PIP payouts was an 18% compound growth rate in diluted earnings per share (EPS), treating AmSouth as a pre-merger entity. This required EPS to increase from $1.03 at year end 1996 to $1.70 at year end 1999, or 67-cents. Through September 1999, when AmSouth last reported earnings as a pre-merger entity, 20-cents of the required 67-cents, or 30% of the total, had been achieved by a reduction in the provision for loan losses (PLL). PLL is an accounting reserve subject to revision. When PLL decreases, EPS increases.

Surely, fair minded people would agree that shareowners are entitled to a comprehensive explanation of the details of the PIP program.

In addition to $20-million in special PIP payments, senior managers received $13.5-million in regular compensation during the 1997-1999 period, $2.5-million of free restricted stock and 825,000 stock options. A grand total that approaches $40-million.

We desperately need to return sanity, and fundamental fairness, to our compensation program.

Resolved: That shareowners urge our Board to terminate the free restricted stock program, return all restricted shares to AmSouth and suspend further stock option grants until a formal written explanation of the specific details of the PIP are provided to shareowners.

Board of Directors Recommendation and Statement

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL.

AmSouth recommends a vote against this proposal for the following reasons:

- First, there are some significant factual inaccuracies in Mr. Shepherd's assessment of AmSouth's financial performance.
- Second, AmSouth has provided Mr. Shepherd with a significant amount of information to answer his questions.
- Third, AmSouth's independent Executive Compensation Committee of its Board of Directors has already concluded that the compensation paid to senior management, including under the 1997 Performance Incentive Plan, was commensurate with AmSouth's financial performance.
- Fourth, we believe that Mr. Shepherd's proposal is too vague to implement.
- Fifth, AmSouth does not believe that it has the power or authority to implement the proposal.

AmSouth Performance. Contrary to Mr. Shepherd's assertion of "sub-par" performance, we note that the total return on AmSouth's common stock for 2001 was 29.88%, as compared to (− 11.88%) for the S&P 500 Index, and 0.58% for the S&P Banks Index for such period. Moreover, measured from the time Mr. Shepherd became a shareholder in June 1999 (when AmSouth's merger with First American Corporation was announced), through March 1, 2002, AmSouth's total return was 2.10% as compared to (-11.21%) for the S&P 500 Index, and 5.13% for the S&P Banks Index. We note that since the time Mr. Shepherd became a shareholder, the Federal Reserve first significantly raised and then significantly lowered interest rates and that the country has been in a recession.

Extensive Communications. AmSouth strives to communicate openly with its shareholders. We have collectively spent well over 150 hours attempting to provide Mr. Shepherd with information that could satisfy his concerns, including the following:

- In April 2001 we sent Mr. Shepherd a letter attempting to explain how amounts were awarded under the Performance Incentive Plan;
- In May 2001 we sent Mr. Shepherd a copy of AmSouth's proxy statement for the 1997 shareholders meeting that contained a full copy of the Performance Incentive Plan, and have referred him to subsequent proxy statements describing the plan; and
- Also in May 2001 we sent Mr. Shepherd a letter in which we attempted to explain the financial reporting contained in our public financial statements for the period Mr. Shepherd has questioned.

As noted below, we have attempted to follow the SEC's disclosure system in describing the operation of all executive compensation programs, including the 1997 Performance Incentive Plan. AmSouth believes that it has provided Mr. Shepherd with sufficient detail to explain the Performance Incentive Plan.

Executive Compensation is Commensurate with Performance. The Board believes that AmSouth's executive compensation program with its three components of base salary, short-term incentive compensation and long-term incentive compensation is appropriate for AmSouth. Contrary to Mr. Shepherd's assertions, we believe that this program has resulted in compensation that has been commensurate with performance. Moreover, we believe that our program is comparable to those at similarly situated organizations. See the "Executive Compensation Committee Report on Executive Compensation" earlier in this proxy statement. Finally, we believe that our program is necessary in order to attract and retain qualified senior executives.

Proposal is Too Vague to Implement. Furthermore, this proposal is so vague that it is unclear how AmSouth would implement it if it were approved. The proposal states that shareholders must receive " . . . formal written explanation of the specific details of the PIP [performance incentive plan] . . ." It is not clear what will qualify as a "formal written explanation" under the proposal. AmSouth, in each year in which it has been appropriate, provided disclosure pursuant to the SEC's rules regarding all its executive compensation programs, including the performance incentive program. This is the method by which AmSouth communicates with its shareholders: the SEC's rules governing proxy statements. We would not know how to provide a "formal written explanation" outside the guidelines of the SEC's integrated disclosure system and AmSouth's determinations of materiality.

AmSouth Lacks Power to Implement Proposal. Finally, AmSouth does not have the power or authority to implement the proposal. AmSouth's LTIP was approved by shareholders. Once restricted shares are granted under the LTIP, and once shares are purchased in a program such as the Performance Incentive Plan, those shares are owned by the holders of these shares, subject only to the conditions, if any, of their vesting. In any event, AmSouth cannot legally compel their return.

Summary. In summary, the Board believes that the compensation practices established by the Executive Compensation Committee properly align the interests of AmSouth's executives with those of its shareholders by directly tying many components of an executive's compensation to AmSouth's performance. Consequently, the Board does not believe that any substantial benefit will result from an affirmative vote on this proposal. For these reasons, the Board recommends that you vote AGAINST the proposal.

VOTING PROCEDURES

Under the Delaware General Corporation Law and AmSouth's Bylaws, the presence in person or by proxy of a majority of the outstanding shares of common stock is necessary to constitute a quorum of the shareholders to take action at the Annual Meeting. For these purposes, shares which are present, or represented by a proxy, at the Annual Meeting will be counted for quorum purposes regardless of whether the holder of the shares or the proxy abstains from voting on any particular matter or whether a broker with discretionary authority fails to exercise its discretionary voting authority with respect to any particular matter.

Once a quorum of the shareholders is established, the following votes are required to approve each item of business at the meeting:

- Election of Directors: A plurality of the votes cast at the Annual Meeting (in person or by proxy) is required to approve the election of directors (Proposal 1).

- Other Items: A majority of the votes cast at the Annual Meeting (in person or by proxy) is required to approve the other items of business (Proposals 2, 3, 4 and any other business).

Abstentions and broker non-votes will not have an effect on the outcome of the election of directors or on approval of the other proposals.

INDEPENDENT PUBLIC ACCOUNTANTS

General

The independent public accounting firm selected by the Board of Directors for the calendar year 2002 is Ernst & Young LLP (E&Y). Representatives of E&Y are expected to be present at the Annual Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

Audit Fees

The aggregate fees of E&Y for professional services rendered for the audit of AmSouth's annual financial statements for the fiscal year ended December 31, 2001 and for the reviews of the financial statements included in AmSouth's Quarterly Reports on Form 10-Q for that fiscal year were $983,500.

Financial Information Systems Design and Implementation Fees

For the fiscal year ended December 31, 2001, there were no fees billed by E&Y for professional services rendered for information technology services relating to financial information systems design and implementation.

All Other Fees

The aggregate fees billed by E&Y for services rendered to AmSouth, other than services described above under "Audit Fees" and "Financial Information Systems Design and Implementation Fees", for the fiscal year ended December 31, 2001 were $2,050,900, of which $525,500 were audit-related fees. Audit-related fees primarily consist of fees from the audits of subsidiaries, benefit plans, required compliance letters and consultations in internal control matters.

MISCELLANEOUS INFORMATION

Shareholder Proposals

In order to be included in the proxy materials for AmSouth's 2003 Annual Meeting, shareholder proposals submitted to AmSouth in compliance with SEC Rule 14a-8 (which concerns shareholder proposals that are requested to be included in a company's proxy statement) must be received in written form at AmSouth's executive offices on or before November 15, 2002. Pursuant to SEC Rules 14a-4 and 14a-5 (which concern the exercise of discretionary voting authority when a shareholder commences his or her own proxy solicitation outside of the processes of Rule 14a-8) shareholders are advised that under the advance notice provisions of AmSouth's Bylaws a shareholder proposal will be considered untimely with respect to the 2003 Annual Meeting if received by AmSouth after February 17, 2003. For more information on the advance notice provisions of AmSouth's Bylaws see "Nominations for Directors", below.

Nominations for Directors

AmSouth's Bylaws require shareholders who wish to submit to the Annual Meeting of Shareholders nominations of persons for election to the Board of Directors to follow certain procedures. The shareholder must give notice in writing of the nomination to the Corporate Secretary of AmSouth, P.O. Box 11007, Birmingham, Alabama 35288, not later than the close of business on the 60th day, nor earlier than the 90th day, prior to the first anniversary of the preceding year's Annual Meeting. However, if the date of the Annual Meeting is more than 30 days before or more than 60 days after such anniversary date, notice to be timely must be delivered not earlier than the close of business on the 90th day prior to such Annual Meeting and not later than the close of business on the later of the 60th day prior to the Annual Meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by AmSouth. The shareholder must be a shareholder of record at the time the notice is given. The shareholder's notice must set forth (a) as to each nominee all information relating to that person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and Rule 14a-11 thereunder (including the nominee's written consent to being named in the Proxy Statement as a nominee and to serving as a director if elected) and (b) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of the shareholder, as they appear on AmSouth's books, and of such beneficial owner and (ii) the number and class of shares of AmSouth owned of record and beneficially by such shareholder and such beneficial owner.

Annual Report on Form 10-K

A copy of AmSouth's Annual Report on Form 10-K for the year ended December 31, 2001 will be furnished without charge to any shareholder who requests such report in writing from Investor Relations, AmSouth Bancorporation, P.O. Box 11007, Birmingham, Alabama 35288.

APPENDIX A

1996 LONG TERM INCENTIVE COMPENSATION PLAN, AS AMENDED EFFECTIVE JANUARY 1, 2002

ARTICLE 1. ESTABLISHMENT, OBJECTIVES, AND DURATION

1.1. ESTABLISHMENT OF THE PLAN. AmSouth Bancorporation, a Delaware corporation (hereinafter referred to as the Corporation), hereby establishes an incentive compensation plan to be known as the AmSouth Bancorporation 1996 Long Term Incentive Compensation Plan (hereinafter referred to as the Plan), as set forth in this document. The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Shares and Performance Units. Subject to approval by the Corporation's stockholders, the Plan shall become effective as of April 18, 1996 (the Effective Date) and shall remain in effect as provided in Section 1.3 hereof.

1.2. OBJECTIVES OF THE PLAN. The objectives of the Plan are to optimize the profitability and growth of the Company through incentives which are consistent with the Company's objectives and which link the interests of Participants to those of the Corporation's stockholders; to provide Participants with an incentive for excellence in individual performance; and to promote teamwork among Participants. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Participants who make significant contributions to the Company's success and to allow Participants to share in the success of the Company.

1.3. DURATION OF THE PLAN. The Plan shall commence on the Effective Date, as described in Section 1.1 hereof, and shall remain in effect, subject to the right of the Board of Directors to amend or terminate the Plan at any time pursuant to Article 14 hereof, until all Shares subject to it shall have been purchased or acquired according to the Plan's provisions. However, in no event may an Award be granted under the Plan on or after April 18, 2006.

ARTICLE 2. DEFINITIONS

Whenever used in the Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized:

2.1. "AWARD" means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Shares or Performance Units.

2.2. "AWARD AGREEMENT" means an agreement entered into by the Corporation and each Participant setting forth the terms and provisions applicable to Awards granted under this Plan.

2.3. "BENEFICIAL OWNER" or "BENEFICIAL OWNERSHIP" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

2.4. "BOARD" or "BOARD OF DIRECTORS" means the Board of Directors of the Corporation.

2.5. "CAUSE" shall be determined by the Committee, in exercise of good faith and reasonable judgment, and shall mean the occurrence of any one or more of the following:

(i) The willful and continued failure by the Participant to substantially perform his duties (other than any such failure resulting from the Participant's Disability), after a written demand for substantial performance is delivered by the Committee to the Participant that specifically identifies the manner in which the Committee believes that the Participant has not substantially performed his duties, and the Participant has failed to remedy the situation within thirty (30) calendar days of receiving such notice; or

(ii) The Participant's conviction for committing an act of fraud, embezzlement, theft, or another act constituting a felony; or

(iii) The willful engaging by the Participant in gross misconduct materially and demonstrably injurious to the Company, as determined by the Committee. However, no act or failure to act, on the Participant's part shall be considered willful unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that his action or omission was in the best interest of the Company.

2.6. "CHANGE IN CONTROL" of the Corporation shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

(a) Any Person (other than those Persons in control of the Corporation as of the Effective Date, or other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company, or a corporation or other entity owned directly or indirectly by the stockholders of the Corporation in substantially the same proportions as their ownership of stock of the Corporation) becomes the Beneficial Owner, directly or indirectly, of securities of the Corporation representing twenty percent (20%) or more of the combined voting power of the Corporation's then outstanding securities; or

(b) During any period of two (2) consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board (and any new Director, whose election by the Corporation's stockholders was approved by a vote of at least two-thirds (⅔) of the Directors then still in office who either were Directors at the beginning of the period or whose election or nomination for election was so approved), cease for any reason to constitute at least sixty percent (60%) thereof; or

(c) The stockholders of the Corporation approve: (i) a plan of complete liquidation of the Corporation; or (ii) an agreement for the sale or disposition of all or substantially all the Corporation's assets; or (iii) a merger, consolidation, or reorganization of the Corporation or any Subsidiary with or involving any other corporation, other than a merger, consolidation, or reorganization that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), at least sixty percent (60%) of the combined voting power of the voting securities of the Corporation (or such surviving entity) outstanding immediately after such merger, consolidation, or reorganization. However, in no event shall a Change in Control be deemed to have occurred, with respect to the Participant, if the Participant is part of a purchasing group which consummates the Change-in-Control transaction. The Participant shall be deemed part of a purchasing group for purposes of the preceding sentence if the Participant is an equity participant in the purchasing company or group (except for: (i) passive ownership of less than three percent (3%) of the stock of the purchasing company; or (ii) ownership of equity participation in the purchasing company or group which is otherwise not significant, as determined prior to the Change in Control by a majority of the nonemployee Directors who were Directors prior to the transaction, and who continue as Directors following the transaction).

2.7. "CODE" means the Internal Revenue Code of 1986, as amended from time to time.

2.8. "COMMITTEE" means the Executive Compensation and Benefits Committee of the Board, as specified in Article 3 herein, or such other committee or person as may administer the Plan or grants of Awards under the Plan in accordance with Article 3 hereof.

2.9. "COMPANY" means AmSouth Bancorporation, and also means any corporation of which a majority of the voting capital stock is owned directly or indirectly by AmSouth Bancorporation or by any of its Subsidiaries, and any other corporation designated by the Committee as being a Company hereunder (but only during the period of such ownership or designation).

2.9.1. "CORPORATION" means AmSouth Bancorporation, a Delaware corporation.

2.10. "COVERED EMPLOYEE" means an Employee who the Committee anticipates at the time an Award is granted to such Employee will be, as of the last day of the Company's taxable year in which a taxable event with respect to such Award may occur, a "covered employee", as defined in the regulations promulgated under Code Section 162(m), or any successor statute.

2.11. "DIRECTOR" means any individual who is a member of the Board of Directors of the Corporation.

2.12. "DISABILITY" as applied to a Participant, means that the Participant (i) has established to the satisfaction of the Committee that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to last for a continuous period of not less than 12 months (all within the meaning of Section 22(e) (3) of the Code), and (ii) has satisfied any requirement imposed by the Committee in regard to evidence of such disability.

2.13. "EFFECTIVE DATE" shall have the meaning ascribed to such term in Section 1.1 hereof.

2.14. "EMPLOYEE" means any key officer or employee of the Company. Directors who are not employed by the Company shall not be considered Employees under this Plan.

2.15. "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.16. "FAIR MARKET VALUE" shall be determined on the basis of the closing sale price on the principal securities exchange on which the Shares are traded or, if there is no such sale on the relevant date, then on the last previous day on which a sale was reported.

2.17. "FREESTANDING SAR" means an SAR that is granted independently of any Options, as described in Article 7 herein.

2.18. "INCENTIVE STOCK OPTION" or "ISO" means an option to purchase Shares granted under Article 6 herein and which is designated as an Incentive Stock Option and which is intended to meet the requirements of Code Section 422.

2.19. "INSIDER" shall mean an individual who is, on the relevant date, an officer, director or ten percent (10%) beneficial owner of any class of the Corporation's equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act.

2.20. "NONEMPLOYEE DIRECTOR" means an individual who is a member of the Board of Directors of the Company but who is not an Employee of the Company.

2.21. "NONQUALIFIED STOCK OPTION" or "NQSO" means an option to purchase Shares granted under Article 6 herein and which is not intended to meet the requirements of Code Section 422.

2.22. "OPTION" means an Incentive Stock Option or a Nonqualified Stock Option, as described in Article 6 herein.

2.23. "OPTION PRICE" means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.24. "PARTICIPANT" means an Employee who has outstanding an Award granted under the Plan. The term Participant shall not include Nonemployee Directors.

2.25. "PERFORMANCE-BASED EXCEPTION" means the performance-based compensation exception set forth in Code Section 162(m)(4)(C) from the tax deductibility limitations of Code Section 162(m).

2.25.1. "PERFORMANCE SHARE" means a right granted pursuant to Article 8A to receive a specified number of Shares at a future time or times if a specified performance goal is attained and any other terms or conditions specified by the Committee are satisfied.

2.25.2. "PERFORMANCE UNIT" means a right granted pursuant to Article 8B to receive a specified amount of money at a future time or times if a specified performance goal is attained and any other terms or conditions specified by the Committee are satisfied.

2.26. "PERIOD OF RESTRICTION" means the period during which the transfer of Shares of Restricted Stock is limited in some way (based on the passage of time, the achievement of performance objectives, or upon the occurrence of other events as determined by the Committee, at its discretion), and the Shares of Restricted Stock are subject to a substantial risk of forfeiture, as provided in Article 8 herein.

2.27. "PERSON" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a group as defined in Section 13(d) thereof.

2.28. "RESTRICTED STOCK" means an Award granted to a Participant pursuant to Article 8 herein.

2.29. "RETIREMENT" as applied to a Participant, means the Participant's termination of employment in a manner which qualifies the Participant to receive immediately payable retirement benefits under the AmSouth Bancorporation Retirement Plan, under the successor or replacement of such Retirement Plan if it is then no longer in effect, or under any other retirement plan maintained or adopted by the Company which is determined by the Committee to be the functional equivalent of such Retirement Plan.

2.30. "SHARES" means common stock of AmSouth Bancorporation, par value $1.00 per share.

2.31. "STOCK APPRECIATION RIGHT" or "SAR" means an Award, granted alone or in connection with a related Option, designated as an SAR, pursuant to the terms of Article 7 herein.

2.32. "SUBSIDIARY" means any corporation, partnership, joint venture or other entity in which the Company directly or indirectly has a majority voting interest.

2.33. "TANDEM SAR" means an SAR that is granted in connection with a related Option pursuant to Article 7 herein, the exercise of which shall require forfeiture of the right to purchase a Share under the related Option (and when a Share is purchased under the Option, the Tandem SAR shall similarly be canceled).

ARTICLE 3. ADMINISTRATION

3.1. THE COMMITTEE. The Plan shall be administered by the Executive Compensation and Benefits Committee of the Board, or by any other committee appointed by the Board to administer the Plan. Unless the Board determines otherwise, each member of the Committee shall be a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, or any successor provision, and an "outside director" within the meaning of Section 162(m)(4)(C)(i) of the Code and the Treasury Regulations thereunder. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board of Directors.

3.2. AUTHORITY OF THE COMMITTEE. Except as limited by law or by the Certificate of Incorporation or Bylaws of the Company, and subject to the provisions herein, including Section 3.4, the Committee shall have full power and discretion to select Employees who shall participate in the Plan; determine the sizes and types of Awards; determine the terms and conditions of Awards in a manner consistent with the Plan; construe and interpret the Plan and any agreement or instrument entered into under the Plan; establish, amend, or waive rules and regulations for the Plan's administration; and (subject to the provisions of Article 14 herein) amend the terms and conditions of any outstanding Award to the extent such terms and conditions are within the discretion of the Committee as provided in the Plan. Without limiting the generality of the foregoing, the Committee shall have the authority to establish and administer performance goals applicable to Awards under the Plan, and the authority to certify that such performance goals are attained, within the meaning of Treasury Regulation Section 1.162-27(c)(4). Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan. As permitted by law, the Committee may delegate its authority as identified herein.

3.3. DECISIONS BINDING. All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders and resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its stockholders, Employees, Participants, and their estates and beneficiaries.

3.4. GRANTS TO NON-INSIDERS BY CHIEF EXECUTIVE OFFICER. To the extent permissible under governing rules and regulations, and, in particular, Sections 141(c) and 157(c) of the General Corporation Law of Delaware, the Chief Executive Officer of the Company shall have the authority to make and administer grants of Awards under this Plan to non-Insiders upon such terms and conditions as the Chief Executive Officer shall determine; provided, however, that the total number of Awards granted by the Chief Executive Officer each year shall be subject to approval by the Committee. The Chief Executive Officer shall not have authority to make or administer grants of Awards to Covered Employees.

ARTICLE 4. SHARES SUBJECT TO THE PLAN AND MAXIMUM AWARDS

4.1. NUMBER OF SHARES AVAILABLE FOR GRANTS; MAXIMUM AWARDS. Subject to adjustment as provided in Section 4.3 herein, the number of Shares hereby reserved for issuance to Participants under the Plan shall be thirty-nine million, two hundred eighty-one thousand, two hundred fifty (39,281,250). Notwithstanding the foregoing, the number of Shares of Restricted Stock granted pursuant to Article 8 herein plus the number of Shares that may be issued pursuant to Performance Shares and Performance Units shall not exceed an amount equal to thirty percent (30%) of the total number of Shares reserved for issuance under the Plan. Neither (a) Shares that are issued in respect of awards that the Corporation or a Subsidiary either assumes in, or substitutes for awards that were issued by another party (or its predecessor) in, a merger, consolidation, or acquisition or other transaction involving the Corporation or a Subsidiary, nor (b) Awards (other than Tandem SARs) that are settled in the form of cash, shall be counted against the foregoing number of Shares reserved for issuance under the Plan or the foregoing number of Shares that may be issued pursuant to Restricted Shares, Performance Shares and Performance Units. The maximum number of Shares with respect to which Options or SARs may be granted during any one fiscal year of the Corporation to any Employee, and the maximum aggregate number of Shares with respect to which any and all Awards (other than Options or SARs or Performance Units) that the Committee intends to qualify for the Performance-Based Exception may be granted in any one fiscal year of the Corporation to any single Covered Employee, shall each be nine hundred fifty thousand (950,000) Shares (prior to any adjustments for changes in capitalization after January 1, 2002 pursuant to Section 4.3 below) or, in the case of Awards other than Options or SARs or Performance Units, their equivalent in cash. No Employee may receive more than $4,000,000 (or the equivalent thereof in Shares) in payment of Performance Units that (I) the Committee intends to qualify for the Performance-Based Exception and (II) are granted in any one fiscal year of the Corporation. If, after Performance Shares or Performance Units are earned, the delivery of Shares or cash is deferred, any additional Shares or amounts attributable to dividends or earnings during the deferral period shall be disregarded in applying the foregoing per Employee limitations.

4.2. LAPSED AWARDS. If any Award granted under this Plan is canceled, rescinded, terminates, expires, or lapses for any reason (with the exception of the termination of a Tandem SAR upon exercise of the related Option, or the termination of a related Option upon exercise of the corresponding Tandem SAR), any Shares subject to such Award again shall be available for the grant of an Award under the Plan. However, if a Covered Employee's Option is cancelled, the cancelled Option shall continue to be counted against the Section 4.1 maximum number of Shares with respect to which Options or SARs may be granted to such Covered Employee during the fiscal year of the Corporation in which the cancelled Option was granted.

4.3. ADJUSTMENTS IN AUTHORIZED SHARES. In the event of any change in corporate capitalization, such as a stock split, or a corporate transaction, such as any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Company, any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368) or any partial or complete liquidation of the Company, such adjustment shall be made in the number and class of Shares which may be delivered under Section 4.1, in the number and class of and/or price of Shares subject to outstanding Awards granted under the Plan, and in the Award limits set forth in Section 4.1, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; provided, however, that the number of Shares subject to any Award shall always be a whole number.

ARTICLE 5. ELIGIBILITY AND PARTICIPATION

5.1. ELIGIBILITY. Persons eligible to participate in this Plan include all Employees of the Company, including Employees who are members of the Board.

5.2. ACTUAL PARTICIPATION. Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Employees, those to whom Awards shall be granted and shall determine the nature and amount and terms and conditions of each Award.

ARTICLE 6. STOCK OPTIONS

6.1. GRANT OF OPTIONS. Subject to the terms and provisions of the Plan, Options may be granted to Employees in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee.

6.2. AWARD AGREEMENT. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine. The Award Agreement also shall specify whether the Option is intended to be an ISO within the meaning of Code Section 422, or an NQSO whose grant is intended not to fall under the provisions of Code Section 422.

6.3. OPTION PRICE. The Option Price for each grant of an Option under this Plan shall be at least equal to one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted.

6.4. DURATION OF OPTIONS. Each Option granted to an Employee shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary date of its grant.

6.5. DIVIDEND EQUIVALENTS. The Committee may grant dividend equivalents in connection with Options granted under this Plan. Such dividend equivalents may be payable in cash or in Shares, upon such terms as the Committee, in its sole discretion, deems appropriate.

6.6. EXERCISE OF OPTIONS. Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

6.7. PAYMENT. Options granted under this Article 6 shall be exercised by the delivery of a written notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. The Option Price upon exercise of any Option shall be payable to the Company in full either: (a) in cash or its equivalent, or (b) if permitted in the governing Award Agreement, by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option Price, provided that the Participant held such previously acquired Shares for at least six months or purchased such Shares on the open market, or (c) if permitted in the governing Award Agreement, by a combination of (a) and (b). The Committee also may allow cashless exercise as permitted under Federal Reserve Board's Regulation T, subject to applicable securities law restrictions, or by any other means which the Committee determines to be consistent with the Plan's purpose and applicable law. As soon as practicable after receipt of a written notification of exercise and full payment, the Company shall deliver to the Participant, in the Participant's name, Share certificates in an appropriate amount based upon the number of Shares purchased under the Option(s).

6.8. RESTRICTIONS ON SHARE TRANSFERABILITY. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

6.9. TERMINATION OF EMPLOYMENT. Each Option, to the extent it has not been previously exercised, shall terminate upon the earliest to occur of: (i) the expiration of the Option period set forth in the Option Award Agreement; (ii) for ISOs, the expiration of three (3) months following the Participant's Retirement (following the Participant's Retirement, NQSOs shall terminate upon the expiration of the Option period set forth in the Option Award Agreement); (iii) the expiration of twelve (12) months following the Participant's death or Disability; (iv) immediately upon termination for Cause; or (v) the expiration of thirty (30) days following the Participant's termination of employment for any reason other than Cause, Change in Control, death, Disability, or Retirement. Upon a termination of employment related to a Change in Control, Options shall be treated in the manner set forth in Article 13.

6.10. NONTRANSFERABILITY OF OPTIONS.

(a) INCENTIVE STOCK OPTIONS. No ISO granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant.

(b) NONQUALIFIED STOCK OPTIONS. Except as otherwise provided in a Participant's Award Agreement, no NQSO granted under this Article 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all NQSOs granted to a Participant under this Article 6 shall be exercisable during his or her lifetime only by such Participant.

6.11 REPRICING. Without the prior approval by the requisite vote of the stockholders of the Company entitled to vote thereon, no Options issued under the Plan will be repriced, replaced or regranted through cancellation, or by lowering the Option Price of a previously granted award.

ARTICLE 7. STOCK APPRECIATION RIGHTS

7.1. GRANT OF SARS. Subject to the terms and conditions of the Plan, SARs may be granted to Employees at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SAR. The Committee shall have complete discretion in determining the number of SARs granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs. The grant price of a Freestanding SAR shall equal the Fair Market Value of a Share on the date of grant of the SAR. The grant price of Tandem SARs shall equal the Option Price of the related Option.

7.2. EXERCISE OF TANDEM SARS. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. Notwithstanding any other provision of this Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (i) the Tandem SAR will expire no later than the expiration of the underlying ISO; (ii) the value of the payout with respect to the Tandem SAR may be for no more than one hundred percent (100%) of the difference between the Option Price of the underlying ISO and the Fair Market Value of the Shares subject to the underlying ISO at the time the Tandem SAR is exercised; and (iii) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Option Price of the ISO.

7.3. EXERCISE OF FREESTANDING SARS. Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them.

7.4. SAR AGREEMENT. Each SAR grant shall be evidenced by an Award Agreement that shall specify the grant price, the term of the SAR, and such other provisions as the Committee shall determine.

7.5. TERM OF SARS. The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed ten (10) years.

7.6. PAYMENT OF SAR AMOUNT. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Corporation in an amount determined by multiplying: (a) The difference between the Fair Market Value of a Share on the date of exercise over the grant price; by (b) The number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

7.7. RULE 16B-3 REQUIREMENTS. Notwithstanding any other provision of the Plan, the Committee may impose such conditions on exercise of an SAR (including, without limitation, the right of the Committee to limit the time of exercise to specified periods) as may be required to satisfy the requirements of Section 16 of the Exchange Act (or any successor rule).

7.8. TERMINATION OF EMPLOYMENT. Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment with the Company. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment.

7.9. NONTRANSFERABILITY OF SARS. Except as otherwise provided in a Participant's Award Agreement, no SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all SARs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant.

ARTICLE 8. RESTRICTED STOCK

8.1. GRANT OF RESTRICTED STOCK. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock to Employees in such amounts as the Committee shall determine. Without limiting the generality of the foregoing, Restricted Shares may be granted in connection with payouts under other compensation programs of the Company.

8.2. RESTRICTED STOCK AGREEMENT. Each Restricted Stock grant shall be evidenced by a Restricted Stock Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock granted, and such other provisions as the Committee shall determine.

8.3. TRANSFERABILITY. Except as provided in this Article 8, the Shares of Restricted Stock granted herein may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Restricted Stock Award Agreement, or upon earlier satisfaction of any other conditions, as specified by the Committee in its sole discretion and set forth in the Restricted Stock Award Agreement. All rights with respect to the Restricted Stock granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant.

8.4. OTHER RESTRICTIONS. Subject to Article 9 herein, the Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, restrictions based upon the achievement of specific performance objectives (Company-wide, business unit, and/or individual), time-based restrictions on vesting following the attainment of the performance objectives, and/or restrictions under applicable federal or state securities laws. At the discretion of the Committee, the Company may retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied. Except as otherwise provided in this Article 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant after the last day of the applicable Period of Restriction.

8.5. VOTING RIGHTS. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares.

8.6. DIVIDENDS AND OTHER DISTRIBUTIONS. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may be credited with regular cash dividends paid with respect to the underlying Shares while they are so held. Such dividends may be paid currently, accrued as contingent cash obligations, or converted into additional shares of Restricted Stock, upon such terms as the Committee establishes. The Committee may apply any restrictions to the dividends that the Committee deems appropriate. Without limiting the generality of the preceding sentence, if the grant or vesting of Restricted Shares granted to a Covered Employee is designed to comply with the requirements of the Performance-Based Exception, the Committee may apply any restrictions it deems appropriate to the payment of dividends declared with respect to such Restricted Shares, such that the dividends and/or the Restricted Shares maintain eligibility for the Performance-Based Exception. In the event that any dividend constitutes a derivative security or an equity security pursuant to Rule 16(a) under the Exchange Act, such dividend shall be subject to a vesting period equal to the remaining vesting period of the Shares of Restricted Stock with respect to which the dividend is paid.

8.7. TERMINATION OF EMPLOYMENT. Upon a Participant's death, Disability, or Retirement, all Restricted Shares shall vest immediately subject to any limitations under Code Section 162(m). Each Restricted Stock Award Agreement shall set forth the extent to which the Participant shall have the right to retain unvested Restricted Shares following termination of the Participant's employment with the Company in all other circumstances. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares of Restricted Stock issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment; provided, however, that, except in the cases of terminations connected with a Change in Control and terminations by reason of death or Disability, the vesting of Shares of Restricted Stock which qualify for the Performance-Based Exception and which are held by Covered Employees shall occur at the time they otherwise would have, but for the employment termination.

ARTICLE 8A. PERFORMANCE SHARES

8A.1. PERFORMANCE SHARE AWARDS. Subject to the terms and conditions of the Plan, the Committee may award any Employee the right to receive a specified number of Shares at a future time or times if a specified performance goal is attained and any other terms and conditions specified by the Committee are satisfied ("Performance Shares"). The Committee may but need not provide that some but not all of the Performance Shares will be earned if the performance goal is partially attained.

8A.2. PERFORMANCE GOALS AND RELATED MATTERS. The specified performance goal applicable to an award of Performance Shares may but need not consist, without limitation, of any one or more of the following: completion of a specified period of employment with the Company, achievement of financial or operational goals, and/or the occurrence of a specified circumstance or event. Any provision of the Plan to the contrary notwithstanding, Performance Shares that are intended to qualify for the Performance-Based Exception shall (a) "be paid solely on account of the attainment of one or more preestablished, objective performance goals" (within the meaning of Treasury Regulation 1.162-27(e)(2)) over a period of more than one year, which performance goals shall be based upon one or more of the performance measures set forth in Article 9, (b) otherwise be granted and administered in accordance with the applicable requirements of Code Section 162(m)(4)(C) and the Treasury Regulations thereunder, and (c) be subject to such other terms and conditions as the Committee may impose. The performance goal applicable to awards of Performance Shares, and the other terms and conditions of such awards, need not be the same for each award or each Participant.

8A.3. FORM AND TIME OF SETTLEMENT. Performance Shares may be settled in the form of Shares or cash equal to the Fair Market Value of the Shares that would otherwise be delivered or a combination of both Shares and such cash, as the Committee may provide. Shares (or their cash equivalent) that are earned pursuant to a Performance

Share Award may be delivered when the Shares are earned or at such other time or times as the Committee may provide, and may accrue amounts equivalent to dividends (which may but need not be deemed reinvested in Shares and settled in the form of Shares or cash, as the Committee may provide) prior to being delivered.

8A.4. ACCELERATION. The Committee may but need not provide that, if the Participant's death or Disability, a Change in Control, or another circumstance or event specified by the Committee occurs before the performance goal applicable to an award of Performance Shares is attained, and irrespective of whether the performance goal is thereafter attained, the Performance Shares will be earned in whole or in part (as the Committee may specify); provided that, with respect to Performance Shares that are intended to qualify for the Performance-Based Exception, the foregoing provisions of this Section 8A.4. shall apply only if and to the extent that they will not prevent such Performance Shares from qualifying for the Performance-Based Exception if the performance goal applicable to such Performance Shares is attained and the Participant's death or Disability, a Change in Control, or any such other circumstance or event specified by the Committee does not occur.

8A.5. TERMINATION OF EMPLOYMENT. The Committee may but need not provide for a Participant's Performance Shares to be forfeited in whole or in part if such Participant's employment by the Company terminates for any reason before Shares (or cash) are delivered in full settlement of such Performance Shares.

8A.6. NON-TRANSFERABILITY. Except as otherwise provided in a Participant's Performance Share Agreement, Performance Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

8A.7. PERFORMANCE SHARE AGREEMENT. The terms and conditions of each award of Performance Shares shall be set forth in a written agreement signed by an officer of the Corporation authorized to do so.

ARTICLE 8B. PERFORMANCE UNITS

8B.1. PERFORMANCE UNIT AWARDS. Subject to the terms and conditions of the Plan, the Committee may award any Employee the right to receive a specified amount of money at a future time or times if a specified performance goal is attained and any other terms and conditions specified by the Committee are satisfied ("Performance Unit"). The Committee may but need not provide that some but not all of the specified amount of money will be earned if the performance goal is partially attained.

8B.2. PERFORMANCE GOALS. The specified performance goal applicable to an award of Performance Units may but need not consist, without limitation, of any one or more of the following: completion of a specified period of employment with the Company, achievement of financial or operational goals, and/or the occurrence of a specified circumstance or event. Any provision of the Plan to the contrary notwithstanding, Performance Units that are intended to qualify for the Performance-Based Exception shall (a) "be paid solely on account of the attainment of one or more preestablished, objective performance goals" (within the meaning of Treasury Regulation 1.162-27(e)(2)) over a period of more than one year, which performance goals shall be based upon one or more of the performance measures set forth in Article 9, (b) otherwise be granted and administered in accordance with the applicable requirements of Code Section 162(m)(4)(C) and the Treasury Regulations thereunder, and (c) be subject to such other terms and conditions as the Committee may impose. The performance goal applicable to awards of Performance Units, and the other terms and conditions of such awards, need not be the same for each award or each Participant.

8B.3. FORM AND TIME OF SETTLEMENT. Performance Units may be settled in the form of cash or Shares of equivalent Fair Market Value on the date on which cash would otherwise be paid or a combination of both cash and such Shares, as the Committee may provide. Cash (or the Share equivalent) that is earned pursuant to a Performance Unit Award may be paid when it is earned or at such other time or times as the Committee may provide, and may accrue amounts equivalent to interest or dividends (which may but need not be deemed reinvested in Shares and settled in the form of Shares or cash, as the Committee may provide) or another investment return specified by the Committee prior to being paid.

8B.4. ACCELERATION. The Committee may but need not provide that, if the Participant's death or Disability, a Change in Control, or another circumstance or event specified by the Committee occurs before the performance goal applicable to an award of Performance Units is attained, and irrespective of whether the performance goal is thereafter attained, the Performance Units will be earned in whole or in part (as the Committee may specify); provided that, with respect to Performance Units that are intended to qualify for the Performance-Based Exception, the foregoing provisions of this Section 8B.4. shall apply only if and to the extent that they will not prevent such Performance Units from qualifying for the Performance-Based Exception if the performance goal applicable to such Performance Units is attained and the Participant's death or Disability, a Change in Control, or any such other circumstance or event specified by the Committee does not occur.

8B.5. TERMINATION OF EMPLOYMENT. The Committee may but need not provide for a Participant's Performance Units to be forfeited in whole or in part if such Participant's employment by the Company terminates for any reason before cash (or Shares) are delivered in full settlement of such Performance Units.

8B.6. NON-TRANSFERABILITY. Except as otherwise provided in a Participant's Performance Unit Agreement, Performance Units may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

8B.7. PERFORMANCE UNIT AGREEMENT. The terms and conditions of each award of Performance Units shall be set forth in a written agreement signed by an officer of the Corporation authorized to do so.

ARTICLE 9. PERFORMANCE MEASURES

Unless and until the Committee proposes for stockholder vote and stockholders approve a change in the general performance measures set forth in this Article 9, the attainment of which may determine the degree of payout and/or vesting with respect to Awards to Covered Employees which are designed to qualify for the Performance-Based Exception, the performance measure(s) to be used for purposes of such grants shall be chosen from among the following alternatives:

(a) Net Income;

(b) Return on Equity;

(c) Earnings per Share;

(d) Return on Assets;

(e) Total Shareholder Return; and

(f) Return on Investment.

Subject to the terms of the Plan, each of these measures shall be defined by the Committee on a consolidated, Corporation, subsidiary or business unit basis, may but need not be in comparison with peer group performance, and may include or exclude discontinued operations, unusual items, non-recurring items, and extraordinary items, as determined by the Company's auditors, and the effects of changes in accounting standards. The Committee shall have the discretion to adjust the determinations of the degree of attainment of the preestablished performance objectives; provided, however, that Awards which are designed to qualify for the Performance-Based Exception, and which are held by Covered Employees, may not be adjusted upward (the Committee shall retain the discretion to adjust such Awards downward). In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing performance measures without obtaining stockholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining stockholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards which shall not qualify for the Performance-Based Exception, the Committee may make such grants without satisfying the requirements of Code Section 162(m)(4)(C).

ARTICLE 10. BENEFICIARY DESIGNATION

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

ARTICLE 11. DEFERRALS

The Committee may permit or require a Participant to defer such Participant's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant by virtue of the exercise of an Option or SAR, the lapse or waiver of restrictions with respect to Restricted Stock, or the satisfaction of any requirements or objectives with respect to Performance Units/Shares. If any such deferral election is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

ARTICLE 12. RIGHTS OF EMPLOYEES

12.1. EMPLOYMENT. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company.

12.2. PARTICIPATION. No Employee shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

ARTICLE 13. CHANGE IN CONTROL

13.1. TREATMENT OF OUTSTANDING AWARDS. Upon the occurrence of a Change in Control, unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges:

(a) Any and all Options and SARs granted hereunder shall become immediately exercisable, and shall remain exercisable throughout their entire term; and

(b) Any restriction periods and restrictions imposed on Shares of Restricted Stock shall lapse; provided, however, that the degree of vesting associated with Restricted Stock which has been conditioned upon the achievement of performance conditions pursuant to Section 8.4 herein shall be determined in the manner set forth in Section 8.7 herein.

The effect, if any, of a Change in Control on outstanding awards of Performance Shares and Performance Units shall be determined in accordance with Sections 8A.4 and 8.B.4, respectively.

13.2. TERMINATION, AMENDMENT, AND MODIFICATIONS OF CHANGE-IN-CONTROL PROVISIONS. Notwithstanding any other provision of this Plan or any Award Agreement provision, the provisions of this Article 13 may not be terminated, amended, or modified on or after the date of a Change in Control to affect adversely any Award theretofore granted under the Plan without the prior written consent of the Participant with respect to said Participant's outstanding Awards.

ARTICLE 14. AMENDMENT, MODIFICATION, AND TERMINATION

14.1. AMENDMENT, MODIFICATION, AND TERMINATION. Subject to Section 13.2 herein, the Board may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that no amendment which requires stockholder approval in order for the Plan to continue to comply with Rule 16b-3 under the Exchange Act, including any successor to such Rule, shall be effective unless such amendment shall be approved by the requisite vote of stockholders of the Company entitled to vote thereon. The Committee shall not have the authority to cancel outstanding Awards and issue substitute Awards in replacement thereof.

14.2. ADJUSTMENT OF AWARDS UPON THE OCCURRENCE OF CERTAIN UNUSUAL OR NONRECURRING EVENTS. The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.3 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan; provided, however, that Awards which are designed to qualify for the Performance-Based Exception, and which are held by Covered Employees, may only be adjusted to the extent permissible under Code Section 162(m).

14.3. AWARDS PREVIOUSLY GRANTED. No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

14.4. COMPLIANCE WITH CODE SECTION 162(m). At all times when Code Section 162(m) is applicable, all Awards granted under this Plan shall comply with the requirements of Code Section 162(m); provided, however, that in the event the Committee determines that such compliance is not desired with respect to any Award or Awards available for grant under the Plan, then compliance with Code Section 162(m) will not be required. In addition, in the event that changes are made to Code Section 162(m) to permit greater flexibility with respect to any Award or Awards available under the Plan, the Committee may, subject to this Article 14, make any adjustments it deems appropriate.

ARTICLE 15. WITHHOLDING

15.1. TAX WITHHOLDING. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

15.2. SHARE WITHHOLDING. With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock, upon payments relating to Performance Shares and Performance Units or upon any other taxable event arising as a result of Awards granted hereunder, Participants may elect to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined up to the minimum statutory federal and state tax, including payroll taxes, required to be withheld on the transaction. All such elections shall be made in writing, signed by Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

ARTICLE 16. INDEMNIFICATION

Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Corporation against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Corporation's approval, or paid by him or her in satisfaction of any judgement in any such action, suit, or proceeding against him or her, provided he or she shall give the Corporation an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Corporation's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Corporation may have to indemnify them or hold them harmless.

ARTICLE 17. SUCCESSORS

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, of all or substantially all of the business and/or assets of the Company, or a merger, consolidation, or otherwise.

ARTICLE 18. LEGAL CONSTRUCTION

18.1. GENDER AND NUMBER. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

18.2. SEVERABILITY. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

18.3. REQUIREMENTS OF LAW. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

18.4. SECURITIES LAW COMPLIANCE. With respect to Insiders, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

18.5. GOVERNING LAW. To the extent not preempted by federal law, the Plan, and all agreements hereunder, and the validity, interpretation and construction thereof, and the rights of all persons having or claiming to have any rights thereunder, shall be determined exclusively in accordance with and governed by the laws of the state of Delaware, without giving effect to the conflicts of laws principles of that state. Without limiting the generality of the foregoing, the period within which any action arising under or in connection with the Plan must be commenced, shall be governed by the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof, irrespective of the place where the act or omission complained of took place and of the residence of any party to such action and irrespective of the place where the action may be brought.

18.6. PLAN NON-EXCLUSIVE. Nothing in this Plan is intended to be a substitute for, or shall preclude or limit the establishment or continuation of, any other plan, practice or arrangement for the payment of compensation or awards to officers, directors or employees of the Company, or to any class or group of such persons (including without limitation Employees), which the Company or any Subsidiary now has or may hereafter lawfully put into effect, including, without limitation, any incentive compensation, stock incentive, stock option, stock purchase, retirement, pension or group insurance plan.

EXHIBIT D

December 9, 1996

STRICTLY CONFIDENTIAL

«Name»
«address1»
«address2»
«address3»

RE: SPECIAL LONG TERM INCENTIVE

Dear «fname»,

I am very pleased to inform you that AmSouth Bancorporation has granted you an **Award of Restricted Stock** based on the approval of the Executive Compensation Committee of the Board)the "Committee") in the amount of **«shares»** shares of AmSouth common stock. This number of restricted shares represents a one for one match of the number of AmSouth shares you have purchased in the open market under the long term incentive arrangement described herein **("Purchased Shares")** as a condition to your receiving an **Award**. This **Award of Restricted Stock** is granted under the AmSouth 1996 Long Term Incentive Compensation Plan (the LTIP). In addition, you are receiving an **Opportunity** to earn a cash payout determined by AmSouth's financial performance over the three-year period ending **December 31, 1999.** This **Opportunity** is being provided to you under a new 1997 Performance Incentive Plan (the "PI Plan"). Please note that references to defined terms in the LTIP and the PI Plan are in bold print in this letter, and copies of both plans, as well as a prospectus for the LTIP, are enclosed for your reference.

Your Restricted Stock Award

Your **Award** is **«shares»** shares of **Restricted Stock**. The grant date is **November 27, 1996.** The **Period of Restriction** begins on **November 27, 1996** and ends at the time of your **Retirement** from AmSouth. The **Committee** reserves the right to shorten the **Period of Restriction** as allowed by the LTIP.

During the **Period of Restriction**, the certificate evidencing your **Restricted Stock** will be held by AmSouth, or if the shares are pledged as collateral by you to a lender, the shares may be held by such lender. You are specifically authorized to pledge these shares as provided herein, and such a pledge is not considered to be a restriction under Section 8.6 of the Plan as to this award. Initially, such lender will be The National Bank of Commerce of Birmingham, together with any successor organization, (NBC), and will bear a legend to note the existence of the restrictions on the transfer of the stock. These restrictions are set forth in the LTIP. In addition, the legend noted on your **Restricted Stock** will be worded in such a manner to provide that, for so long as any loan ("the loan") secured by the Restricted Stock remains unpaid, notwithstanding anything to the contrary contained herein, any such restrictions or forfeiture provisions shall not apply to NBC, to the extent of the shares the value of which is equal to any amounts remaining unpaid under the terms of the Loan, including principal, interest or any other charges or obligations thereunder. The purpose of such provision would be to permit use of the **Restricted Stock Award** as collateral for "the Loan" which will fund your purchase of **Purchased Shares.** During the

Period of Restriction, you will have the right to vote the **Restricted Shares** and will receive any dividends declared on them. If, at any time during the six-year period following your purchase date, any **Purchased Shares** are sold or disposed of by you, an equal number of **Restricted Shares** will be forfeited and returned to AmSouth. At the time of your **Retirement**, assuming the Loan has been paid in full, the restrictions will lapse and the stock will be delivered to you as provided in the LTIP. Upon the lapse of restrictions, you may elect to satisfy any federal tax withholding requirements, in whole or in part, by having shares withheld that would otherwise be released to you, to the extent and in the manner allowed by the LTIP.

The occurrence of certain events will impact this **Award:**

- If your employment terminates with AmSouth during the **Period of Restriction** due to death or **Disability**, your **Restricted Stock** will vest immediately.

- Upon the occurrence of a **Change in Control**, unless otherwise specifically prohibited by applicable laws, rules, or regulations, any restriction periods and restrictions imposed upon your **Restricted Stock** will lapse.

- If you are terminated by AmSouth for reasons other than **Cause**, a minimum number of shares of **Restricted Stock** will vest. The minimum number vested will be a pro rata amount which is the product of the **Service Ratio** times the number of shares of **Restricted Stock** awarded. The **Service Ratio** will be equal to the number of months (or partial months) you were employed by AmSouth between **January 1, 1997** and **December 31, 1999** divided by 36 months (see Exhibit A). Notwithstanding the foregoing, the Committee will have the ability, in its sole discretion, to vest a greater number of shares.

- If, during the **Period of Restriction**, your employment with AmSouth is terminated voluntarily by you or you are terminated by AmSouth for **Cause**, your **Restricted Stock** will be forfeited.

Again, until the Loan is paid in full, the above statements regarding vesting, lapsing, and forfeitures associated with the occurrence of certain events shall not apply to NBC, to the extent of the shares the value of which is equal to any amounts remaining unpaid under the terms of the Loan, including principal, interest and any other charges or obligations thereunder.

Your PI Plan Opportunity

You will have the **Opportunity** to earn a cash payment under AmSouth's new PI Plan. This **Opportunity** is being granted to you to become effective on **January 1, 1997**, assuming your continued employment with AmSouth on such date. AmSouth's performance from **January 1, 1997** through **December 31, 1999** (the **Performance Period**) will determine if and how much **Opportunity** is payable to you. Amounts earned will be paid within 45 calendar days after **December 31, 1999**.

Your **Opportunity** varies with performance. Performance will be defined as **Cumulative Earnings Per Share (EPS) Growth** and **Annualized 4th Quarter Return on Average Equity (ROAE) for 1999**, as normally calculated by the Controller Division of AmSouth Bancorporation. Your total **Opportunity** is divided equally between these two performance measures. Each half is calculated independent of the other and results are added together to determine the total payout level. Payment earned with varying levels of performance is shown below. All required taxes will be withheld from your ultimate payout.

Performance/Payout Matrix

Performance Level	Cumulative EPS Growth ⇒	Payment Earned	Annualized 4Q ROAE For 1999 ⇒	Payment Earned	Summary of Results
Goal	$14.75*	$(100% of FMV of Purchased Shares)	18%	$(100% of FMV of Purchased Shares)	$(200% of FMV of Purchased Shares)
	↕	↕	↕	↕	↕
Threshold	$13.23*	$(25% of FMV of Purchased Shares)	14%	$(25% of FMV of Purchased Shares)	$(50% of FMV of Purchased Shares)
Below Threshold	< $13.23*	$0	<14%	$0	$0

* These dollar amounts assume that 1996 EPS will be $3.50 (excluding SAIF charge). If the actual 1996 EPS (excluding SAIF charge) is not $3.50, the goal and threshold amounts will be restated and provided to you as an addendum to this letter.

Note: Performance between the two points illustrated above will result in straight line interpolation of the resulting payout. This concept is illustrated by the vertical arrows shown in the table.

The occurrence of certain events will impact your **Opportunity**:

- If, during the **Performance Period,** you quit or are terminated by AmSouth for **Cause**, your **Opportunity** will be forfeited; no payment will be due to you.

- If you die or become **Disabled** during the **Performance Period**, your **Opportunity** under the PI Plan will continue in force for the remainder of the **Performance Period.** Any amount earned as a result of AmSouth's performance will be prorated by multiplying the amount earned by the **Service Ratio**. This resulting prorated payment (see Exhibit B) will be paid to you or your estate within 45 days following the end of the **Performance Period.**

- If, during the **Performance Period,** you are terminated by AmSouth for any reason other than **Cause,** your calculated payment will be determined based on how AmSouth's actual results compare to prorated performance goals at the end of the quarter in which your termination occurs. This calculated amount will then be prorated by multiplying the amount earned by the **Service Ratio**. The resulting amount will serve as the minimum payment you are owed (see Exhibit C). The Committee will have the ability, in its sole discretion, to pay a greater amount.

- If, during the **Performance Period**, a **Change in Control** occurs, your payment will be the greater of the following two amounts:

    - A) An amount calculated based on AmSouth's actual results as compared to prorated performance goals at the end of the quarter in which the **Change in Control** occurs. The calculation in this case would be made as shown in Exhibit C except that the final proration step (multiplication of the payout earned by the **Service Ratio**) would not be applied.

    - B) **$«amount»** (This dollar amount is equal to one times the cost of your Purchased Shares. This cost is based on an average purchase price of **$49.8411** per share, plus a brokerage fee of 3 cents per share.

Agreement Not to Compete

In consideration and acknowledgment of your **Restricted Stock Award** and your PI Plan **Opportunity**, you agree not to engage directly or indirectly in any business or enterprise which is "in competition" with AmSouth or its successors or assigns for a period of 24 months following the date of your **Retirement** from AmSouth. For purposes of this agreement, a business or enterprise will be deemed to be "in competition" if it is a banking institution headquartered within one hundred (100) miles of the location of your principal job at the time of **Retirement**.

This letter replaces and supersedes the preliminary letter you received dated **November 15, 1996**, and is the **Award** Agreement required by the LTIP and the **Opportunity Description** required by the PI Plan. Your **Award** and **Opportunity** are subject in all respects to the terms of the **Award Agreement** and the PI Plan, respectively.

Again, I congratulate you on your participation and thank you for your service to AmSouth.

Best regards,

C. Dowd Ritter
Chairman, President and Chief Executive Officer
AmSouth Bancorporation

I hereby accept the **Award** Agreement and **Opportunity Description** described herein, and having applied for a loan with NBC, I understand that:

- the amount of my loan has been determined by the cost of my **Purchased Shares**;
- I am responsible for repaying in full the loan to me from NBC, even if my rights to the Restricted Stock are forfeited, and that if any forfeited Restricted Stock is released to NBC to satisfy any amounts owed by me to NBC, I will be responsible for reimbursing AmSouth for the value of such stock and for any other amounts paid on my behalf to NBC by AmSouth.
- the **Purchased Shares** issued in my name will be turned over to NBC as pledged collateral; and
- my matching grant of **Restricted Stock** to be received from AmSouth also will be turned over to NBC as pledged collateral.

____
«Name2»

____
DATE

Exhibit A

Illustration of Proration: ***Restricted Stock*** *Vesting in the "Case of Termination for Other Than Cause"*

- Assume 1,000 shares of **Restricted Stock** are outstanding
- 36-month **Performance Period** is from January 1, 1997 to December 31, 1999
- Assume service terminates on October 2, 1998
- Number of months prior to termination = 22
  - 1997: 12 months
  - 1998: 10 months
- **Service Ratio** = 22/36
- Proration of shares for vesting: 1,000 x 22/36 = 611 shares

Exhibit B

Illustration of Proration: ***PI Plan*** *Payment in the "Case of Death or Disability"*

- Assume full payment would have been $100,000 at the end of **Performance Period** = $100,000
- 36-month **Performance Period** is from January 1, 1997 to December 31, 1999
- Assume service terminates on October 2, 1998
- Number of months prior to termination = 22
  - 1997: 12 months
  - 1998: 10 months
- **Service Ratio** = 22/36
- Proration of payment: $100,000 x 22/36 = $61,111

Exhibit C

*Illustration of Proration: **PI Plan** Payment in the "Case of Termination for Other Than Cause"*

- Assume service terminates on October 2, 1998 (during the 8th quarter of the **Performance Period).**
- AmSouth's actual performance by the end of the 8th quarter is as follows:
  - Cumulative EPS = $9.00
  - Annualized Quarterly ROAE = 16.66% (as of December 31, 1998)
- When compared to the prorated goals shown below, this actual performance would result in 200% payout (assume this would be $100,000)
- Number of months prior to termination = 22
  - 1997: 12 months
  - 1998: 10 months
- **Service Ratio** = 22/36
- Proration of Payment: $100,000 x 22/36 = $61,111

Goals and Thresholds Prorated by Quarter for the Performance Period 1/1/97 - 12/31/99 *

	Annualized Quarterly ROAE		Cumulative EPS**	
QTR	Threshold	Goal	Threshold	Goal
1	14.00%	14.33%	$ .91	$ .96
2	14.00%	14.66%	$1.87	$ 1.97
3	14.00%	15.00%	$2.88	$ 3.03
4	14.00%	15.33%	$3.92	$ 4.13
5	14.00%	15.66%	$4.98	$ 5.27
6	14.00%	16.00%	$6.07	$ 6.46
7	14.00%	16.33%	$7.18	$ 7.71
8	14.00%	16.66%	$8.31	$ 9.00
9	14.00%	17.00%	$9.47	$10.34
10	14.00%	17.33%	$10.67	$11.74
11	14.00%	17.66%	$11.92	$13.21
12	14.00%	18.00%	$13.23	$14.75

* The payout levels associated with "threshold" in each case would be 25% (total of 50%) and the payout levels associated with "goal" in each case would be 100% (total of 200%).

** Based on a 1996 EPS of $3.50 (excluding SAIF charge) with 12% cumulative annualized growth for threshold and 18% cumulative annualized growth for goal. If the actual 1996 EPS (excluding SAIF charge) is not $3.50 (excluding SAIF charge), this table will be restated and provided to you as an addendum to this letter.

EXHIBIT E

Exhibit E

Allowance for Loan Losses Summary

1995-9/30/1999

	1995	1996	1997	1998	Nine Months Ended 09/30/1999
Beginning balance	$ 171,167	$ 178,451	$ 179,049	$ 179,197	$ 176,075
Provision	40,139	65,171	67,399	58,134	29,400
Net charge-offs	(34,608)	(64,573)	(67,251)	(46,356)	(27,919)
Allowance for loans sold	-	-	-	(14,900)	-
Allowance acquired in bank purchases	1,753	-	-	-	-
Ending balance	$ 178,451	$ 179,049	$ 179,197	$ 176,075	$ 177,556

EXHIBIT F

AmSouth Bancorporation
1900 Fifth Avenue North, Suite 1400
Birmingham, Alabama 35203
(205) 801-0265
(205) 326-4072 Fax
E-mail: lunderwo@amsouth.com

M. List Underwood, Jr.
Financial Group



May 29, 2001

Mr. Elton W. Shepard
720 Buff Drive N.E.
Atlanta, GA 30342

Dear Mr. Shepard:

Steve Yoder gave me your letter dated May 20, asking for more specific information about AmSouth's 1997 Performance Incentive Plan.

First, I have included herein, a copy of AmSouth's 1997 Proxy Statement which contains details about the 1997 Performance Incentive Plan (the Plan) on page 19 under the caption "1997 Performance Incentive Plan" and in the Appendix on page A-1. I have highlighted two paragraphs on page 20 that specifically address your question about executives committing their own funds to purchase AmSouth stock. This is not evident in Appendix A.

Before I go further, I would like to clarify that the results reported in AmSouth's 2000 Annual Report, which you referenced in your letter, were restated for all years presented to reflect the merger with First American. However, the performance criteria used in the Plan were based solely on AmSouth's stand-alone performance from 1997 through 1999. Consequently, you cannot use the financial information in our 2000 Annual Report to calculate the performance results under the Plan.

Because the merger with First American closed on October 1, 1999, the third quarter of 1999 was the last quarter AmSouth reported stand-alone results, and 1998 was the last year AmSouth issued a stand-alone Annual Report. I have enclosed copies of those reports for your reference. I should also point out that AmSouth completed a three-for-two stock split in May 1999, therefore all per-share amounts in the 1998 Annual Report would have to be adjusted to reflect the split.

Following are the specific performance criteria and results under the Plan.

Criteria #1 - A compound annual growth rate for AmSouth's stand-alone diluted earnings per share (EPS) of 18 percent, using 1996 as the base year.

AmSouth 1996 stand-alone, split adjusted, diluted EPS (Inside front cover, 1998 Annual Report) ($1.54 / 1.5 – stock split)	$1.03
AmSouth YTD 3Q99 EPS (1999 3rd Quarter Report, pages 5-6)	$1.25
AmSouth 4Q99 EPS – stand-alone basis (Stand-alone results not reported separately)	$0.47
AmSouth 1999 stand-alone EPS	$1.72
Three-year compound annual growth rate	18.64%

Mr. Elton W. Shepard
May 29, 2001
Page Two

Criteria #2 – A return on average equity by the end of 1999 of 18 percent

1999 return on average equity, including AmSouth's fourth quarter, stand-alone results	21.26%
AmSouth's return on average equity for the 9 months ended September 20, 1999 (1999 3rd Quarter Report, page 3)	20.77%
1998 return on average equity	18.56%
1997 return on average equity	16.51%

Regarding your final question about the calculation of amounts paid under the plan, I refer you to Articles five, six and seven beginning on page A-3 in the 1997 Proxy Statement. These sections outline the criteria the Compensation Committee must follow in determining the payouts to participants.

As always, we appreciate hearing from our shareholders. In the future if you have questions or comments, please feel free to contact me on my direct line at (205) 801-0265.

Sincerely,



M. List Underwood, Jr.
Senior Vice President
Investor Relations

c: Steve Yoder

EXHIBIT G

EXHIBIT G

Total Shareholder Returns

	AmSouth (1)	S&P 500 (1)	S&P 500 Banks Index (2)
1999	-34.55%	21.04%	-13.80%
2000	-16.53%	-9.10%	19.06%
2001	29.88%	-11.88%	0.02%
2002 YTD	4.00%	-17.23%	1.47%

(1) Source: Bloomberg
(2) Source: Standard and Poor's

2002 Year to Date figures are as of November 30, 2002

Performance Metrics

	ROE			
	1999	**2000**	**2001**	**2002 YTD**
AmSouth - Reported	10.7%	11.6%	18.6%	20.1%
Regional Bank Peer Group	16.2%	15.6%	15.4%	16.7%

	ROA			
	1999	**2000**	**2001**	**2002 YTD**
AmSouth - Reported	0.81%	0.79%	1.40%	1.59%
Regional Bank Peer Group	1.30%	1.23%	1.33%	1.52%

	Efficiency Ratio			
	1999	**2000**	**2001**	**2002 YTD**
AmSouth - Reported	69.2%	64.7%	53.7%	50.6%
Regional Bank Peer Group	56.8%	56.6%	56.7%	54.6%

Note: Peer group represents the Keefe Bruyette & Woods peer group of 18 regional banking companies as published in the KBW BankBook.

2002 Year to Date figures are as of September 30, 2002

BN First American Shares Fall After Earnings Warning (Update1)
Mar 23 1999 16:38

First American Shares Fall After Earnings Warning (Update1)

(Adds closing share price.)

Nashville, Tennessee, March 23 (Bloomberg) - Shares of First American Corp., the second-largest bank based in Tennessee, fell 9.9 percent after the bank said its earnings for the first quarter and 1999 will be below analysts' estimates.

Nashville, Tennessee-based First American shares fell 4 1/16 to 37 after falling as low as 35 7/16.

First American, which has $20.7 billion in assets, said yesterday its earnings would be about 59 cents to 61 cents per share for the first quarter and $2.70 and $2.75 a share for the full year. Analysts' average estimates for First American had been 71 cents a share for the first quarter and $2.99 a share for the year, according to a survey by First Call Corp.

First American said that while it was focused on integrating Jackson, Mississippi-based Deposit Guaranty into its operations, it lost customers of its First American National Bank because of ``service-quality issues.'' It has increased its expenses to improve its service and expects the higher costs to continue through the second quarter.

``This clearly puts into question their ability to integrate this and drive revenue as they had originally stated,'' said Robert Patten, an analyst with Lehman Brothers who rates shares of First American ``outperform.''

Analysts said the bank, which has 391 branches and 700 automated teller machines in Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Tennessee and Virginia, might become a takeover target amid the slower earnings growth.

``They've clearly stumbled,'' said Joseph Roberto, a bank analyst at Keefe, Bruyette & Woods, Inc. ``This moves up the time table'' for a possible sale.

--Daniel Dunaief in the New York newsroom (212) 893-3281 /ag

Story illustration: To graph First American's stock price, enter FAM US <Equity> GP D.

Company news:
FAM US <Equity> CN

Industry news:
NI BNK Banking
NI WARN Warning
NI ERN Earnings

BN First American Shares Fall After Earnings Warning (Update1)
Mar 23 1999 16:38

Regional news:
NI US U.S.
NI TN Tennessee
NI MS Mississippi

For news on people mentioned in this story, enter Who followed by the person's name.

For more on earnings and First American, enter FAM US <Equity> TCNI ERN.
-0- (BN) Mar/23/ 99 16:38

First American Provides Outlook for First Quarter and Full Year 1999

NASHVILLE, Tenn.--(BUSINESS WIRE)--March 22, 1999--First American Corporation (NYSE:FAM) today announced it expects operating earnings for first quarter and full year to be below current analysts' First Call consensus estimates of $0.71 and $2.99 per share, respectively. Current forecasts show operating earnings per share for the first quarter of 1999 to be approximately 4 percent to 7 percent above first quarter 1998 restated operating earnings per share of $0.57, and full year 1999 operating earnings per share to be approximately 5 percent to 7 percent above full year 1998 restated operating earnings per share of $2.57.

"Our earnings forecast is being driven primarily by two factors:and (2) higher expense levels in client service areas," said Dennis C. Bottorff, chairman and CEO of First American. (1) unanticipated client attrition with resulting balance declines;

"In 1998 we focused significant sales, service and management resources on the successful integration of Deposit Guaranty and the achievement of targeted synergies. While we are seeing solid retention rates for our high value clients in the Deposit Guaranty markets, the historically strong retention and sales performance in our First American National Bank franchise has been impacted by service quality issues. Even with these integration issues, 1998 new client additions in our markets were in excess of 10 percent," Bottorff said.

"Temporary expansion of our workforce, including contract support and other costs incurred to address service quality issues, has caused expense levels to be higher than planned. These expenses are expected to continue through the second quarter. Numerous programs are being implemented to focus more intently on client retention and new business acquisition, achieve service quality targets and reduce current expense levels. We expect to see revenue momentum build as the year progresses," said Bottorff.

"First American's Board of Directors and management believe the company's long-term outlook is positive and we are committed to the creation of shareholder value. We also remain committed to our strategic framework as outlined in our annual report and to our goal to be among the highest performing companies in the industry by the end of 2000," Bottorff said.

Operating earnings represent net income exclusive of the effect of merger-related charges and non-recurring gains.

First American Corporation is a $20.7 billion Nashville, Tenn.-based financial services holding company with 391 banking offices and approximately 700 ATMs in Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Tennessee and Virginia. The corporation is the parent company of First American National Bank, First American Federal Savings Bank and First American Enterprises Inc. and owns 98.75 percent of IFC Holdings Inc. and 49% of The SSI Group, Inc. Additional information about First American, including news releases and financial information, can be accessed through the company's web site at www.fanb.com.

To the extent that statements in this report relate to the plans, objectives or future performance of First American Corporation, these statements may be deemed to be forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on Management's current expectations and the current economic environment. Actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties. Additional discussion of factors affecting First American's business and prospects is contained in the Company's periodic filings with the Securities and Exchange Commission.

--30--

CONTACT: First American, Nashville
Financial Contact: Dennis Norman, 615/770-4337
Fax: 615/748-2755
or
Media Contact: Vicki Kessler, 615/320-7532
Fax: 615/329-2848

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding First American Corporation's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report or Form 10-K for the most recently ended fiscal year.

FANB, DGNB and FAFSB are members FDIC

First American Reports First Quarter Earnings and a 12 Percent Increase in t Quarterly Dividend

NASHVILLE, Tenn.--(BUSINESS WIRE)--April 15, 1999--First American Corporation (NYSE: FAM) today reported first quarter 1999 operating earnings per share of $.59, in line with its previously released guidance and up 4 percent from $.57 per share in the first quarter of 1998. Net income for the three mont ended March 31, 1999 was $66.5 million. Excluding merger and integration costs, operating income was $69 million, compared to $64 million for the same period in 1998.

The First American Corporation board of directors declared an increase in the quarterly cash dividend to $.28 per share, up 12 percent from $.25 per share. The dividend will be payable on May 28, 1999, to shareholders of record on May 14, 1999.

The company's operating return on assets (ROA) and return on equity (ROE) were 1.38 percent and 15.5 percent, respectively, in the first quarter of 1999, compared with 1.41 percent and 16.08 percent one year ago.

"As we previously announced, the first quarter earnings were adversely impacted by primarily two factor (1) unanticipated client attrition with resulting balance declines; and (2) higher expense levels in client service areas," said Dennis C. Bottorff, chairman and CEO. "We have identified the issues and have put programs into place to address them. We believe that the company has returned to more normalized operations and we are focused on retaining clients and offering our clients service consistent with our historical standards.

"We continue to see improvements in our account opening and closing trends with account openings in t first quarter increasing 18 percent over fourth quarter levels and account closings improving 9 percent fr the fourth quarter. While we still experienced net account closures in the first quarter, net closures decreased 47 percent compared to fourth quarter levels. We expect to reach a point of net account growth during the second quarter, enabling us to achieve stronger revenue and earnings momentum in the latter of the year," he said.

First American's productivity ratio in the banking segment was 55.6 percent for the first quarter of 1999 compared to 57.7 percent for the first quarter of 1998.

First quarter average loan volume increased slightly over fourth quarter of 1998 levels. The net interest margin was 4.23 percent in the first quarter, 5 basis points above the 4.18 percent margin in the fourth quarter of 1998.

First American's nonperforming assets were $53.7 million at March 31, 1999, or 0.47 percent of total loa and foreclosed properties. At Dec. 31, 1998, First American's nonperforming assets were $55 million, or percent of total loans and foreclosed properties.

The company recorded net loan charge-offs of $17.3 million in the first quarter of 1999 or 0.61 percent o average loans (on an annualized basis). Excluding an $8 million charge-off related to a sub-prime lender net charge-offs were $9.3 million or 0.33 percent of average loans (on an annualized basis) compared to loan charge-offs of $9.2 million in the fourth quarter 1998 or .32 percent of average loans (on an annuali basis), exclusive of $7.5 million of charge-offs by Pioneer to comply with First American's loss recognit standards. First American recorded a provision for loan losses of $9.2 million in the first quarter of 1999 The company's allowance for loan losses of $189.6 million equaled 1.65 percent of net loans at March 31 1999.

First American Corporation is a $20 billion Nashville, Tenn.-based financial services holding company w approximately 390 banking offices and 700 ATMs in Arkansas, Georgia, Kentucky, Louisiana, Mississip

Tennessee and Virginia. The corporation is the parent company of First American National Bank. First American Federal Savings Bank and First American Enterprises Inc. and owns 98.75 percent of IFC Holdings Inc. and 49% of The SSI Group, Inc. Additional information about First American. including news releases and financial information, can be accessed through the company's web site at www.fanb.co

To the extent that statements in this report relate to the plans, objectives or future performance of First American Corporation, these statements may be deemed to be forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on Management's current expectations and the current economic environment. Actual strategies and results future periods may differ materially from those currently expected due to various risks and uncertainties. Additional discussion of factors affecting First American's business and prospects is contained in the Company's periodic filings with the Securities and Exchange Commission.

First American Corporation
Statistical Supplement - 1Q 1999

ASSET QUALITY: EOP Unless Noted
(in thousands)

	1Q 99	4Q 98	3Q 98	2Q 98
Allowance:				
Allowance For Loan Losses	$189,648	$197,681	$190,549	$189,280
Allowance to Net Loans	1.65%	1.72%	1.72%	1.63%
Allowance to NPLs	414.55%	412.58%	526.07%	529.78%
Allowance to NPAs	353.06%	359.43%	448.13%	435.12%
Non Performing Assets:				
Composition:				
Non Accrual Loans	45,748	47,913	36,221	35,728
Foreclosed Properties	7,968	7,085	6,300	7,773
Total Non Performing Assets	53,716	54,998	42,521	43,501
NPAs to Total Loans and OREO	0.47%	0.47%	0.38%	0.38%
NPA Reconciliation:				
Beginning Balance	$54,998	$42,521	$43,501	$49,348
Transfers In	11,713	25,744	13,829	7,382
Change in nonperforming assets due to subsidiaries purchased	-	2,179	-	-
Payments	(9,630)	(5,659)	(5,963)	(7,144)
Proceeds of Forclosed Property Sales	(1,108)	(7,833)	(3,361)	(2,282)
Net Gains/Losses on Sales	225	4,708	543	866
Charge-Offs/ Writedowns	(2,501)	(5,856)	(3,371)	(4,269)
Return to Earning Status	(12)	(616)	(2,324)	(357)
Other	31	(190)	(333)	(43)
Ending Balance	53,716	54,998	42,521	43,501

Type of NPA:
1 Commercial-Non

Real Estate Related	$27,254	$25,179	$19,750	$22,676
2 Commercial-Real Estate Related	7,802	12,040	4,900	4,606
3 Consumer-Other	1,073	946	541	1,305
4 Consumer-Amortizing Mortgages	3,319	2,351	2,074	1,096
5 Real Estate-Construction	1,121	1,321	1,182	910
6 Real Estate-Com'l Mtgs and Other	5,179	6,076	7,774	5,135
7 Total Nonperforming Loans	45,748	47,913	36,221	35,728
Foreclosed Properties				
8 Residential	2,324	1,582	2,541	2,341
9 Multi-family	-	-	-	-
Commercial Properties:				-
10 Retail/Warehouse	1,106	1,011	76	-
11 Office	315	75	720	2,345
12 Lodging	2,054	2,054	-	-
13 Commercial Land	2,169	2,363	2,950	2,747
14 Farm Land	-	-	-	-
15 Other	-	-	13	340
16 Total Foreclosed properties	7,968	7,085	6,300	7,773
17 Total Non Performing Assets	53,716	54,998	42,521	43,501
Real Estate Related % (2,5,6,7,17) of NPA				
Gross Charge-Offs	24,903	24,358	12,045	15,822
Recoveries	7,636	7,589	4,711	9,888
Recoveries to Prior Year Gross Charge-Offs	56.56%	55.45%	34.42%	73.04%
Net Charge-offs:				
Commercial	8,882	6,654	4,449	1,072
Consumer Amortizing Mortgages	276	1,058	149	232
Consumer-Other	8,108	7,988	2,793	4,725
Real Estate-Construction	18	83	-	180
Real Estate-Com'l Mtgs and Other	(17)	986	(57)	(275)
Total Net Charge-offs (Recoveries)	17,267	16,769	7,334	5,934
Net Charge-offs (Recoveries) to Avg Loans	0.61%	0.58%	0.26%	0.20%
Provision	9,234	19,054	8,063	6,338
90 Days Past Due and Accruing	39,660	38,696	46,679	32,223
Contractually Current NPA	12,590	16,009	23,662	22,464

NOTE: All financial information has been restated to include results of Deposit Guaranty and Pioneer for all periods presented in accordance with the pooling-of-interests method of accounting for business combinations.

	1Q 98	1998	1997
Allowance:			
Allowance For Loan Losses	$188,872	$197,681	$187,880
Allowance to Net Loans	1.59%	1.72%	1.54%
Allowance to NPLs	454.73%	412.58%	492.74%
Allowance to NPAs	382.73%	359.43%	409.86%
Non Performing Assets:			
Composition:			
Non Accrual Loans	41,535	47,913	38,130
Foreclosed Properties	7,813	7,085	7,710
Total Non Performing Assets	49,348	54,998	45,840
NPAs to Total Loans and OREO	0.42%	0.48%	0.37%
NPA Reconciliation:			
Beginning Balance	$45,840	$45,840	$47,554
Transfers In	10,868	57,823	49,986
Change in nonperforming assets due to subsidiaries purchased	126	2,305	1,279
Payments	(5,046)	(23,812)	(20,018)
Proceeds of Forclosed Property Sales	(1,103)	(14,579)	(13,184)
Net Gains/Losses on Sales	135	6,252	5,194
Charge-Offs/ Writedowns	(903)	(14,399)	(13,655)
Return to Earning Status	(522)	(3,819)	(11,316)
Other	(47)	(613)	-
Ending Balance	49,348	54,998	45,840
Type of NPA:			
1 Commercial-Non Real Estate Related	$23,319	$25,179	$27,796
2 Commercial-Real Estate Related	12,325	12,040	3,251
3 Consumer-Other	1,204	946	2,866
4 Consumer-Amortizing Mortgages	2,088	2,351	1,126
5 Real Estate-Construction	1,058	1,321	582
6 Real Estate-Com'l Mtgs and Other	1,541	6,076	2,509
7 Total Nonperforming Loans	41,535	47,913	38,130
Foreclosed Properties			
8 Residential	2,731	1,582	2,755
9 Multi-family	-	-	-

Commercial Properties:	-		
10 Retail/Warehouse	-	1,011	-
11 Office	2,077	75	2,011
12 Lodging	-	2,054	-
13 Commercial Land	2,901	2,363	2,946
14 Farm Land	-	-	-
15 Other	104	-	(2)
16 Total Foreclosed properties	7,813	7,085	7,710
17 Total Non Performing Assets	49,348	54,998	45,840

Real Estate Related %
(2,5,6,7,17) of NPA

	1Q 99	1998	1997
Gross Charge-Offs	12,748	64,973	56,392
Recoveries	5,489	27,677	28,935
Recoveries to Prior Year Gross Charge-Offs	41.00%	49.08%	59.85%
Net Charge-offs:			
Commercial	1,505	13,680	13,059
Consumer Amortizing Mortgages -	580	2,019	1,011
Consumer-Other	5,397	20,903	15,932
Real Estate-Construction	(13)	250	492
Real Estate-Com'l Mtgs and Other	(210)	444	(3,037)
Total Net Charge-offs (Recoveries)	7,259	37,296	27,457
Net Charge-offs (Recoveries) to Avg Loans	0.24%	0.32%	0.23%
Provision	6,938	40,393	16,109
90 Days Past Due and Accruing	29,175	38,696	28,995
Contractually Current NPA	24,795	16,009	--

NOTE: All financial information has been restated to include results of Deposit Guaranty and Pioneer for all periods presented in accordance with the pooling-of-interests method of accounting for business combinations.

First American Corporation and Subsidiaries

Average Balances Income & Expense Rates (dollard in thousands except per shareamounts)	Quarter Ended March 31, 1999		
	Average Balance	Income/ Expense	Yield/ Rate
Assets			
Taxable securities:			
Held to maturity	$ 1,973,963	$ 32,301	6.64 %
Available for sale	3,969,233	62,883	6.43
Tax-exempt securities:			
Held to maturity	43,861	893	8.26
Available for sale	370,914	6,545	7.16
Total securities	6,357,971	102,622	6.55
Federal funds sold and repurchase agreements	215,101	1,688	3.18

Loans, net of unearned discount and net deferred loan fees			
Commercial	5,473,730	108,168	8.01
Consumer-amortizing mortgages	1,943,991	39,457	8.23
Consumer-other	2,697,980	57,088	8.58
Real estate-construction	453,481	9,085	8.12
Real estate-commercial mortgages and other	1,025,018	22,109	8.75
Loans, net of unearned discount and net deferred loan fees	11,594,200	235,907	8.25
Other	176,968	2,272	5.21
Total earning assets	18,344,240	$ 342,489	7.57 %
Allowance for loan losses	(197,229)		
Cash and due from banks	1,006,053		
Other assets	1,114,517		
Total assets	$ 20,267,581		
Liabilities and shareholders' equity			
Demand deposits (non-interest-bearing)	$ 2,819,720		
NOW accounts	2,542,397	$ 13,308	2.12 %
Money market accounts	2,568,801	19,198	3.03
Regular savings	1,046,288	6,059	2.35
Certificates of deposit under $100,000	2,885,184	35,633	5.01
Certificates of deposit $100,000 and over	1,669,749	22,145	5.38
Other time	807,846	9,646	4.84
Foreign	262,048	2,808	4.35
Total interest-bearing deposits	11,782,313	108,797	3.74
Total deposits	14,602,033		
Federal funds purchased and repurchase agreements	2,153,443	23,286	4.39
Short-term borrowings	210,209	2,550	4.92
Long-term debt	1,195,529	16,557	5.62
Total interest-bearing funds	15,341,494	$ 151,190	4.00 %
Other liabilities	301,749		
Shareholders' equity	1,804,618		
Total liabilities and shareholders' equity	$ 20,267,581		
Net interest income		$ 191,299	
Provision for loan losses		9,234	
Noninterest income		116,701	
Noninterest expense		189,883	
Income before income tax expense		108,883	
Income tax expense		42,419	
Net income		$ 66,464	
Basic earnings per share		$ 0.58	
Diluted earnings share		0.57	
Net interest spread			3.58 %
Benefit of interest-free funding			0.65
Net interest margin			4.23 %

	Quarter Ended December 31, 1996		
	Average Balance	Income/ Expense	Yield/ Rate
Assets			
Taxable securities:			
Held to maturity	$ 1,751,331	$ 28,668	6.49 %
Available for sale	4,398,312	72,098	6.50
Tax-exempt securities:			
Held to maturity	44,024	940	8.47
Available for sale	363,578	6,731	7.34
Total securities	6,557,245	108,437	6.56
Federal funds sold and repurchase agreements	210,629	1,933	3.64
Loans, net of unearned discount and net deferred loan fees			
Commercial	5,196,974	107,425	8.20
Consumer-amortizing mortgages	2,034,748	40,367	7.87
Consumer-other	2,676,963	58,807	8.72
Real estate-construction	519,185	10,963	8.38
Real estate-commercial mortgages and other	1,140,592	24,359	8.47
Loans, net of unearned discount and net deferred loan fees	11,568,462	241,921	8.30
Other	86,710	1,100	5.03
Total earning assets	18,423,046	$ 353,391	7.61 %
Allowance for loan losses	(196,114)		
Cash and due from banks	1,018,597		
Other assets	1,087,601		
Total assets	$ 20,333,130		
Liabilities and shareholders' equity			
Demand deposits (non-interest-bearing)	$ 2,921,130		
NOW accounts	2,414,886	$ 12,866	2.11 %
Money market accounts	2,704,175	22,220	3.26
Regular savings	979,455	5,994	2.43
Certificates of deposit under $100,000	2,984,079	38,820	5.16
Certificates of deposit $100,000 and over	1,725,894	23,524	5.41
Other time	776,381	10,274	5.25
Foreign	214,534	2,397	4.43
Total interest-bearing deposits	11,799,404	116,095	3.90
Total deposits	14,720,534		
Federal funds purchased and repurchase agreements	2,134,914	23,628	4.39
Short-term borrowings	191,478	3,001	6.22
Long-term debt	1,209,973	16,626	5.45
Total interest-bearing funds	15,335,769	$ 159,350	4.12 %
Other liabilities	329,750		
Shareholders' equity	1,746,481		
Total liabilities and shareholders' equity	$ 20,333,130		
Net interest income		$ 194,041	
Provision for loan losses		19,054	
Noninterest income		115,632	
Noninterest expense		180,830	

Income before income tax expense		109,789	
Income tax expense		41,958	
Net income		$ 67,831	
Basic earnings per share		$ 0.59	
Diluted-earnings share		0.58	
Net interest spread			3.49 %
Benefit of interest-free funding			0.69
Net interest margin			4.18 %

	Quarter Ended March 31, 1998		
	Average Balance	Income/ Expense	Yield/ Rate
Assets			
Taxable securities:			
Held to maturity	$ 659,969	$ 10,744	6.60 %
Available for sale	3,443,367	59,616	7.02
Tax-exempt securities:			
Held to maturity	38,742	715	7.48
Available for sale	253,671	4,904	7.84
Total securities	4,395,749	75,979	7.01
Federal funds sold and repurchase agreements	124,682	1,726	5.61
Loans, net of unearned discount and net deferred loan fees			
Commercial	4,618,049	95,553	8.39
Consumer-amortizing mortgages	2,999,303	60,557	8.19
Consumer-other	2,630,338	60,444	9.32
Real estate-construction	481,836	9,868	8.31
Real estate-commercial mortgages and other	1,485,193	32,660	8.92
Loans, net of unearned discount and net deferred loan fees	12,214,719	259,082	8.60
Other	74,783	1,234	6.69
Total earning assets	16,809,933	$ 338,021	8.16 %
Allowance for loan losses	(188,149)		
Cash and due from banks	927,155		
Other assets	1,023,091		
Total assets	$ 18,572,030		
Liabilities and shareholders' equity			
Demand deposits (non-interest-bearing)	$ 2,656,073		
NOW accounts	2,124,046	$ 10,103	1.93 %
Money market accounts	2,895,824	31,030	4.35
Regular savings	958,650	5,831	2.47
Certificates of deposit under $100,000	3,112,135	40,700	5.30
Certificates of deposit $100,000 and over	1,394,775	18,833	5.48
Other time	752,450	10,343	5.57
Foreign	120,995	1,541	5.17
Total interest-bearing deposits	11,358,875	118,381	4.23
Total deposits	14,014,948		
Federal funds purchased and repurchase agreements	1,713,821	21,066	4.99

Short-term borrowings	330,962	4,677	5.73
Long-term debt	612,028	9,481	6.28
Total interest-bearing funds	14,015,686	$ 153,605	4.44 %
Other liabilities	277,026		
Shareholders' equity	1,623,245		
Total liabilities and shareholders' equity	$ 18,572,030		
Net interest income		$ 184,416	
Provision for loan losses		6,938	
Noninterest income		109,399	
Noninterest expense		181,951	
Income before income tax expense		104,926	
Income tax expense		40,580	
Net income		$ 64,346	
Basic earnings per share		$ 0.58	
Diluted earnings share		0.57	
Net interest spread			3.72 %
Benefit of interest-free funding			0.73
Net interest margin			4.45 %

Rates and income/expense amounts are presented on a fully taxable equivalent basis based on the statutory Federal income tax rates. Loan fees considered an integral part of the lending function are included in rates and related interest categories.

First American Corporation
Statistical Supplement - 1Q 1999

BALANCE SHEET: (in thousands)	1Q 99	4Q 98	3Q 98
End of Period			
Loans:			
Commercial	$5,567,682	$5,558,099	$4,875,560
Consumer -Amortizing Mortgages	1,811,815	1,784,035	1,641,842
Consumer-Other	2,638,941	2,690,227	2,590,829
Real Estate -Construction	457,459	452,191	576,620
Real Estate Com'l Mtgs and Other	1,003,053	1,053,147	1,421,202
Total Loans	11,478,950	11,537,699	11,106,053
Loans, net	11,468,872	11,524,943	11,092,918
Mortgage Loans Held for Sale	80,121	214,745	120,017
Securities:			
Held to Maturity			
Taxable Securities	2,310,755	1,686,731	1,813,736
Tax-exempt Securities	45,596	43,729	44,176
Total Held to Maturity	2,356,351	1,730,460	1,857,912
Available for Sale			
Taxable Securities	4,077,016	4,114,156	4,454,301
Tax-exempt			

Securities	360,859	381,004	327,355
Total Available for Sale	4,437,875	4,495,160	4,781,656
Total Securities	6,794,226	6,225,620	6,639,568
Other Earning Assets	184,812	693,350	112,379
Total Earning Assets	18,528,031	18,658,658	17,964,882
Total Assets	20,326,467	20,731,770	19,854,123
Demand Deposits	2,756,312	3,046,651	2,774,004
Interest Bearing Deposits	11,678,952	12,224,105	11,227,386
Total Deposits	14,435,264	15,270,756	14,001,390
Core Deposits	12,346,892	13,019,574	12,298,425
Certificates of Deposit $100,000 & Over	1,836,294	1,841,584	1,454,476
Fed Funds Purchased	2,188,838	1,988,161	2,309,665
Short-term Borrowings	343,362	225,476	205,603
Long-term Debt	1,227,744	1,152,939	1,262,068
Interest Bearing Liabilities	15,438,896	15,590,681	15,004,722
Total Liabilities	18,508,598	18,951,975	18,152,848
Realized Shareholders' Equity	1,830,576	1,786,861	1,685,510
Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Tax	(12,707)	(7,066)	15,765
Total Shareholders' Equity	1,817,869	1,779,795	1,701,275
Mortgage Servicing Rights, net	60,461	57,874	53,714
Goodwill	186,173	191,537	186,897
Other Intangibles	35,905	37,961	39,477
Total Intangibles	222,078	229,498	226,374

	2Q 98	1Q 98
BALANCE SHEET: (in thousands)		
End of Period Loans:		
Commercial	$4,745,201	$4,634,177
Consumer -Amortizing Mortgages	2,161,112	2,582,459
Consumer-Other	2,676,155	2,656,764
Real Estate -Construction	501,515	492,417
Real Estate Com'l Mtgs and Other	1,517,331	1,517,892
Total Loans	11,601,314	11,883,709
Loans, net	11,587,327	11,870,157

Mortgage Loans

Held for Sale	212,138	240,701
Securities:		
Held to Maturity		
Taxable Securities	976,184	793,621
Tax-exempt Securities	40,520	42,763
Total Held to Maturity	1,016,704	836,384
Available for Sale		
Taxable Securities	4,802,797	3,800,479
Tax-exempt Securities	279,453	274,493
Total Available for Sale	5,082,250	4,074,972
Total Securities	6,098,954	4,911,356
Other Earning Assets	219,240	209,956
Total Earning Assets	18,117,659	17,232,170
Total Assets	20,064,152	19,228,721
Demand Deposits	2,936,172	2,881,626
Interest Bearing Deposits -	11,509,576	11,585,891
Total Deposits	14,445,748	14,467,517
Core Deposits	12,660,328	12,848,397
Certificates of Deposit $100,000 & Over	1,629,610	1,498,225
Fed Funds Purchased	2,471,738	1,696,761
Short-term Borrowings	393,195	367,313
Long-term Debt	610,125	605,867
Interest Bearing Liabilities	14,984,634	14,255,832
Total Liabilities	18,403,985	17,587,807
Realized Shareholders' Equity	1,649,379	1,636,810
Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Tax	10,788	4,104
Total Shareholders' Equity	1,660,167	1,640,914
Mortgage Servicing Rights, net	51,405	45,977
Goodwill	193,931	201,197
Other Intangibles	41,143	43,442
Total Intangibles	235,074	244,639

First American Corporation
Statistical Supplement - 1Q 1999

BALANCE SHEET: (in thousands)	1Q 99	4Q 98	3Q 98	2Q 98

Averages

Net Loans:				
Commercial	5,473,730	5,196,974	4,701,297	4,707,083
Consumer-Amortizing Mortgages	1,765,626	1,852,235	1,814,568	2,275,575
Consumer-Other	2,697,980	2,676,963	2,645,519	2,663,976
Real Estate-Construction	453,481	519,185	530,301	483,672
Real Estate Com'l Mtgs and Other	1,025,018	1,140,592	1,450,357	1,501,408
Net Loans	11,415,835	11,385,949	11,142,042	11,631,714
Mortgage Loans Held for Sale	178,365	182,513	158,672	214,281
Taxable Securities	5,943,196	6,149,643	5,859,890	4,825,999
Tax-exempt Securities	414,775	407,602	322,146	314,796
Total Securities	6,357,971	6,557,245	6,182,036	5,140,795
Other Earning Assets	392,069	297,339	153,737	162,776
Total Earning Assets	18,344,240	18,423,046	17,636,487	17,149,566
Total Assets	20,267,581	20,333,130	19,336,177	18,879,074
Demand Deposits	2,819,720	2,921,130	2,692,657	2,735,226
Interest Bearing Deposits	11,782,313	11,799,404	11,393,385	11,466,548
Total Deposits	14,602,033	14,720,534	14,086,042	14,201,774
Core Deposits-	12,670,236	12,780,106	12,372,942	12,581,048
Certificates of Deposit $100,000 & Over	1,669,749	1,725,894	1,549,434	1,495,840
Fed Funds Purchased & Repos	2,153,443	2,134,914	2,273,283	1,908,217
Short-term Borrowings (other)	210,209	191,478	218,360	341,775
Long-term Debt	1,195,529	1,209,973	871,991	538,197
Interest Bearing Liabilities	15,341,494	15,335,769	14,757,019	14,254,737
Total Liabilities	18,462,963	18,586,649	17,664,938	17,225,912
Shareholders' Equity (Common)	1,804,618	1,746,481	1,671,239	1,653,162

BALANCE SHEET: (in thousands)	1Q 98	1998	1997
Averages			
Net Loans:			
Commercial	4,618,049	4,807,192	4,492,625
Consumer-Amortizing Mortgages	2,852,131	2,195,416	2,804,497
Consumer-Other	2,630,338	2,654,185	2,501,281
Real Estate-Construction	481,836	503,590	439,928
Real Estate Com'l Mtgs and Other	1,485,193	1,393,420	1,455,121
Net Loans	12,067,547	11,553,803	11,693,452
Mortgage Loans Held for Sale	147,172	175,716	101,537
Taxable Securities	4,103,336	5,242,037	3,949,614
Tax-exempt Securities	292,413	334,521	278,345
Total Securities	4,395,749	5,576,558	4,227,959
Other Earning Assets	199,465	207,453	203,014
Total Earning Assets	16,809,933	17,513,530	16,327,499
Total Assets	18,572,030	19,308,928	17,910,943

Demand Deposits	2,656,073	2,750,437	2,577,904
Interest Bearing Deposits	11,358,875	11,505,455	11,173,199
Total Deposits	14,014,948	14,255,892	13,751,103
Core Deposits	12,499,176	12,557,180	12,389,558
Certificates of Deposit $100,000 & Over	1,394,775	1,542,415	1,256,326
Fed Funds Purchased & Repos	1,713,821	2,007,509	1,529,640
Short-term Borrowings (other)	330,962	270,118	326,635
Long-term Debt	612,028	826,795	451,118
Interest Bearing Liabilities	14,015,686	14,609,877	13,480,592
Total Liabilities	16,948,785	17,632,810	16,320,697
Shareholders' Equity (Common)	1,623,245	1,676,118	1,590,246

NOTE: All financial information has been restated to include results of Deposit Guaranty and Pioneer Bancshares for all periods presented in accordance with the pooling-of-interests method of accounting for business combinations.

First American Corporation
Statistical Supplement - 1Q 1999

INCOME STATEMENT: (in thousands)	1Q 99	4Q 98	3Q 98	2Q 98
Interest Income - Book Basis	$ 336,990	$ 347,976	$ 346,202	$ 339,404
Interest Income - TEB	342,489	353,391	351,472	344,330
Interest Expense	151,190	159,350	164,112	156,987
Net Interest Income - Book Basis	185,800	188,626	182,090	182,417
Net Interest Income - TEB	191,299	194,041	187,360	187,343
Provision	9,234	9,508	8,604	6,337
Merger-Related Provision	0	9,546	0	0
Non-Interest Income	116,701	115,632	128,140	124,441
Non-Interest Expense	186,609	168,307	175,270	189,585
Merger and Integration Charges	3,274	12,523	37,159	72,043
Pretax Income - Book	103,384	104,374	89,197	38,893
Pretax Income - TEB	108,883	109,789	94,467	43,819
Tax Equivalent Adjustment	5,499	5,415	5,270	4,926
Income Tax Expense	37,706	40,242	46,060	39,484
Inc. Tax Benefit-Merger/ Integration Charges	(786)	(3,699)	(14,360)	(22,279)
Net Income	$66,464	$67,831	$57,497	$21,688
Operating Earnings	$68,952	$76,655	$75,890	$71,452
Net Income Per Share				
Basic Income Per Share	$ 0.58	$ 0.59	$ 0.51	$ 0.19
Diluted Income Per Share	$ 0.57	$ 0.58	$ 0.50	$ 0.19

Operating Earnings Per Share				
Basic Income Per Share	$ 0.60	$ 0.72	$ 0.68	$ 0.64
Diluted Income Per Share	$ 0.59	$ 0.71	$ 0.67	$ 0.63

INCOME STATEMENT: (in thousands)	1Q 98	1998	1997
Interest Income - Book Basis	$ 334,084	$1,367,666	$1,299,367
Interest Income - TEB	338,021	1,387,214	1,312,360
Interest Expense	153,605	634,054	600,207
Net Interest Income - Book Basis	180,479	733,612	699,160
Net Interest Income - TEB	184,416	753,160	712,153
Provision	6,938	31,387	16,109
Merger-Related Provision	0	9,546	0
Non-Interest Income	109,399	477,612	405,633
Non-Interest Expense	181,951	715,113	699,104
Merger and Integration Charges	0	121,725	0
Pretax Income - Book	100,989	333,453	389,580
Pretax Income - TEB	104,926	353,001	402,573
Tax Equivalent Adjustment	3,937	19,548	12,993
Income Tax Expense	36,643	162,429	142,066
Inc. Tax Benefit-Merger/ Integration Charges	0	(40,338)	0
Net Income	$64,346	$211,362	$247,514
Operating Earnings	$64,346	$288,343	$247,514
Net Income Per Share			
Basic Income Per Share	$ 0.58	$ 1.88	$ 2.19
Diluted Income Per Share	$ 0.57	$ 1.84	$ 2.15
Operating Earnings Per Share			
Basic Income Per Share	$ 0.58	$ 2.62	$ 2.19
Diluted Income Per Share	$ 0.57	$ 2.57	$ 2.15

First American Corporation
Statistical Supplement - 1Q 1999

	1Q 99	4Q 98	3Q 98	2Q 98
Non-Interest Income:				
Service Charges on Deposit Accounts	$31,384	$35,315	$34,648	$32,500
Investment Services Income	41,416	34,551	38,003	43,053
Trading Account Revenue	1,140	440	2,751	2,102
Commissions and Fees on Fiduciary Activities	9,825	10,463	11,146	10,566

Merchant Discount Fees	911	1,101	1,162	964
Mortgage Banking	11,472	11,384	11,266	14,873
Other Income	18,214	19,768	19,901	18,917
Total Recurring Income	114,362	113,022	118,877	122,975
Gain (Loss) on Sale of Securities	2,339	2,610	2,238	1,466
Gain on Sale of Corporate Trust	0	0	7,025	0
Total Non-Interest Income	$116,701	$115,632	$128,140	$124,441
Non-Interest Expense:				
Salaries and Benefits	$88,233	$80,262	$83,422	$88,907
Net Occupancy Expense	13,184	13,894	13,133	13,020
Equipment Expense	13,310	13,266	11,532	12,137
Other Real Estate Expense (Income), Net	(830)	(5,341)	(425)	(558)
Marketing Expense	5,926	5,862	4,431	5,294
Communications Expense	8,881	8,478	7,261	7,405
Systems and Processing Expense	3,916	4,301	3,864	3,632
Supplies Expense	2,811	3,378	2,645	3,024
Subscribers' Commissions	24,295	20,497	22,444	26,787
Mortgage Servicing Rights Amortization	3,057	2,738	2,636	2,256
Adjustment for Impairment - Mort. Svc. Rts.	(418)	1,051	1,276	1,066
Goodwill Amortization	4,504	4,295	4,305	4,405
Other Intangible Amortization	1,516	1,516	1,550	1,581
Merger and Integration Charges	3,274	12,523	37,159	72,043
Other Expenses	18,224	14,110	17,196	20,629
Total Non-Interest Expense	$189,883	$180,830	$212,429	$261,628

	1Q 98	1998	1997

Non-Interest Income:			
Service Charges on Deposit Accounts	$29,463	$131,926	$118,113
Investment Services Income	35,420	151,027	124,003
Trading Account Revenue	1,957	7,250	4,414
Commissions and Fees on Fiduciary Activities	10,804	42,979	40,412
Merchant Discount Fees	800	4,027	3,766
Mortgage Banking	10,742	48,265	36,787
Other Income	18,528	77,114	73,610
Total Recurring Income	107,714	462,588	401,105
Gain (Loss) on Sale of Securities -	1,685	7,999	4,528
Gain on Sale of Corporate Trust	0	7,025	0
Total Non-Interest Income	$109,399	$477,612	$405,633
Non-Interest Expense:			
Salaries and Benefits	$90,336	$342,927	$346,024
Net Occupancy Expense	12,722	52,769	50,276
Equipment Expense	11,961	48,896	45,563
Other Real Estate Expense (Income), Net	149	(6,175)	(3,598)
Marketing Expense	5,155	20,742	22,129
Communications Expense	7,306	30,450	27,194
Systems and Processing Expense	3,664	15,461	15,662
Supplies Expense	3,364	12,411	15,523
Subscribers' Commissions	20,190	89,918	70,785
Mortgage Servicing Rights Amortization	1,940	9,569	7,080
Adjustment for Impairment - Mort. Svc. Rts.	107	3,500	50
Goodwill			

Amortization	4,405	17,410	16,815
Other Intangible Amortization	1,758	6,406	6,537
Merger and Integration Charges	0	121,725	0
Other Expenses	18,894	70,829	79,064
Total Non-Interest Expense	$181,951	$836,838	$699,104

NOTE: All financial information has been restated to include results of Deposit Guaranty and Pioneer Bancshares for all periods presented in accordance with the pooling-of-interests method of accounting for business combinations.

First American Corporation
Statistical Supplement - 1Q 1999

FINANCIAL/RATIOS:	1Q 99	4Q 98	3Q 98	2Q 98
Performance:				
ROA - Net Income	1.33%	1.32%	1.18%	0.46%
ROA - Operating Earnings	1.38%	1.62%	1.56%	1.52%
ROE - Net Income	14.94%	15.41%	13.65%	5.26%
ROE - Operating Earnings	15.50%	18.88%	18.02%	10.48%
Efficiency / Productivity - Reported (1)	60.59%	54.35%	56.82%	60.81%
Efficiency / Productivity - Banking Business (1)	55.62%	49.36%	51.73%	55.26%
Equity:				
Common Equity to Assets (Avg)	8.90%	8.59%	8.64%	8.76%
Common Equity to Assets (EOP)	8.94%	8.58%	8.57%	8.27%
Risk-Based Capital:				
Risk-Based Capital (Corp)	12.58%	12.16%	11.32%	11.56%
Tier 1 Capital (Corp)	10.67%	10.25%	9.44%	9.63%
Leverage Ratio (Corp)	7.99%	7.72%	7.60%	7.57%
Tier 1 Capital (Corp)	1,605,826	1,551,928	1,456,257	1,412,215
Tier 2 Capital (Corp)	287,744	288,917	290,051	282,885
Risk-Based Capital (Corp)	1,893,570	1,840,845	1,746,308	1,695,100
Risk Adjusted Assets (Corp)	15,054,628	15,143,202	15,426,705	14,666,593
Risk-Based Capital (FANB)	12.64%	12.40%	11.62%	11.63%

Tier 1 Capital (FANB)	11.41%	11.15%	10.39%	10.38%
Leverage Ratio (FANB)	8.65%	8.88%	8.35%	8.46%
Tier 1 Capital (FANB)	1,721,131	1,678,044	1,586,704	1,550,878
Tier 2 Capital (FANB)	185,235	188,199	187,750	186,557
Risk-Based Capital (FANB)	1,906,366	1,866,243	1,774,454	1,737,435
Risk Adjusted Assets (FANB)	15,078,830	15,050,807	15,269,799	14,945,200

(1) Based on Operating Earnings.

FINANCIAL/RATIOS:	1Q 98	1998	1997
Performance:			
ROA - Net Income	1.41%	1.09%	1.38%
ROA - Operating Earnings	1.41%	1.53%	1.38%
ROE - Net Income	16.08%	12.61%	15.56%
ROE - Operating Earnings	16.08%	17.59%	15.56%
Efficiency / - Productivity - Reported (1)	61.93%	58.44%	62.54%
Efficiency / Productivity - Banking Business (1)	57.69%	54.04%	59.09%
Equity:			
Common Equity to Assets (Avg)	8.74%	8.68%	8.88%
Common Equity to Assets (EOP)	8.53%		
Risk-Based Capital:			
Risk-Based Capital (Corp)	11.33%		
Tier 1 Capital (Corp)	9.41%		
Leverage Ratio (Corp)	7.60%		
Tier 1 Capital (Corp)	1,391,847		
Tier 2 Capital (Corp)	284,372		
Risk-Based Capital (Corp)	1,676,219		
Risk Adjusted Assets (Corp)	14,788,828		
Risk-Based Capital (FANB)	11.50%		
Tier 1 Capital (FANB)	10.25%		
Leverage Ratio (FANB)	8.32%		
Tier 1 Capital (FANB)	1,492,887		
Tier 2 Capital			

(FANB)	182,100
Risk-Based Capital (FANB)	1,674,987
Risk Adjusted Assets (FANB)	14,563,863

(1) Based on Operating Earnings.

First American Corporation
Statistical Supplement - 1Q 1999

	1Q 99	4Q 98	3Q 98	2Q 98
Stock:				
Book Value	$15.58	$15.30	$15.04	$14.71
Tangible Book Value	13.68	13.33	13.04	12.62
High Stock Price	45.625	44.688	51.000	54.875
Low Stock Price	35.438	33.438	34.750	43.125
Closing Stock Price	36.875	44.375	38.375	48.125
Market to Book Value - Per Share	236.7%	290.0%	255.1%	327.3%
Shares Outstanding (EOP)	116,692	116,319	113,102	112,896
Shares Outstanding (Avg- Basic)	115,409	115,170	112,003	111,794
Shares Outstanding (Avg- Diluted)	117,226	117,117	113,973	114,065
Other:				
Net Interest Margin	4.23%	4.18%	4.21%	4.38%
Net Interest Spread	3.57%	3.49%	3.49%	3.64%
Securities Yield	6.55%	6.56%	6.73%	6.88%
Loan Yield	8.25%	8.30%	8.55%	8.58%
Total Earning Asset Yield	7.57%	7.61%	7.91%	8.05%
Total Interest-bearing Deposits Rate	3.74%	3.90%	4.11%	4.16%
Total Interest-bearing Funds Rate	4.00%	4.12%	4.41%	4.42%
Dividends Declared (per share)	$0.250	$0.250	$0.250	$0.250
Dividend Payout Ratio (per share)	43.41%	42.45%	48.70%	128.87%
Dividends				

Paid	29,142	29,072	27,656	15,416
Loans to Deposits (Avg)	78.18%	77.35%	79.10%	81.90%
Core Deposits to Total Deposits (Avg)	86.77%	86.82%	87.84%	88.59%

NOTE: All financial information has been restated to include results of Deposit Guaranty and Pioneer Bancshares for all periods presented in accordance with the pooling-of-interests method of accounting for business combinations.

	1Q 98	1998	1997
Stock:			
Book Value	$14.57		
Tangible Book Value	12.40		
High Stock Price	49.688	54.875	$55.375
Low Stock Price	43.125	33.438	28.000
Closing Stock Price -	49.000		
Market to Book Value Per Share	336.3%		
Shares Outstanding (EOP)	112,607		
Shares Outstanding (Avg- Basic)	111,060	112,517	112,907
Shares Outstanding (Avg- Diluted)	113,545	114,682	115,249
Other:			
Net Interest Margin	4.45%	4.30%	4.39%
Net Interest Spread	3.57%	3.58%	3.64%
Securities Yield	7.01%	6.77%	6.92%
Loan Yield	8.60%	8.54%	8.54%
Total Earning Asset Yield	8.16%	7.92%	8.09%
Total Interest-bearing Deposits Rate	4.23%	4.10%	4.28%
Total Interest-bearing Funds Rate	4.44%	4.34%	4.45%
Dividends Declared (per share)	$0.200	$0.950	$0.755
Dividend Payout Ratio			

(per share)	34.52%	50.57%	34.44%
Dividends Paid	21,853	93,997	81,410
Loans to Deposits (Avg)	86.10%	81.05%	85.77%
Core Deposits to Total Deposits (Avg)	89.18%	88.08%	90.10%

NOTE: All financial information has been restated to include results of Deposit Guaranty and Pioneer Bancshares for all periods presented in accordance with the pooling-of-interests method of accounting for business combinations.

--30--

CONTACT: First American Corporation, Nashville
Financial:
Joe Powell, 615/748-2455
Fax: 615/748-2755
or
Media:
Vicki Kessler, 615/320-7532
Fax: 615/329-2848

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding First American Corporation's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to d from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report or Form 10-K for the most recently ended fiscal year.

FANB, DGNB and FAFSB are members FDIC

December 31, 2002

RECEIVED
2003 JAN -2 PM 3:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Reference: Shareowner Proposal of Elton W. Shepherd To AmSouth Bank Submitted November 7, 2002

Ladies and Gentlemen:

AmSouth has notified me that they wish to exclude my shareowner proposal from its 2003 proxy. With the hope that you will direct AmSouth to include my complete proposal, I offer the following comments and response to AmSouth.

Background:

In August, AmSouth informed me that my shareowner proposal submitted at its 2002 annual meeting had received about 12% of the votes cast. As this vote total exceeds the SEC threshold of 3% for reconsideration, I resubmitted my proposal verbatim on November 7, 2002 for inclusion in AmSouth's 2003 proxy. Much of my supporting statement is also identical or essentially similar to my 2002 submission. Some portions of my supporting statement have been modified to reflect the passage of twelve months.

Subsequent to my resubmission, AmSouth contacted me and provided me with additional data I had been seeking since March 2001. Based on this new data, my 2003 proposal should be revised slightly as I will indicate below.

Source Material:

My 2003 proposal includes factual information drawn from the New York Times, USA Today and several daily Alabama based newspapers; AmSouth proxy statements and annual reports; and, correspondence with AmSouth. Because proposals are limited to just 500 words, I was unable to cite these sources in my proposal. With regard to assumptions used in certain calculations, I will detail them below for your review.

Response To Kirkpatrick & Lockhart LLP, Counsel Representing AmSouth:

I am a bit perplexed because my understanding of the SEC regulations regarding shareowner proposals is that with 3% or more of the vote, a shareowner is automatically entitled to resubmit without challenge. Nevertheless, I ask for your careful consideration of my comments which follow below.

The general thrust of Kirkpatrick's letter is that my proposal is "false and misleading". I respectfully disagree and offer the following specific response to each Kirkpatrick objection.

a. "AmSouth spent a significant amount of our money on outside legal counsel attempting to exclude my proposal."

It is an indisputable fact that AmSouth employed outside legal counsel attempting to exclude my 2002 proposal. Corporate lawyers typically charge hundreds of dollars per hour and thus AmSouth surely spent thousands, perhaps tens of thousands. While this amount may be insignificant to AmSouth, to a small investor like me, it represents a significant, and unnecessary expenditure.

b. "In early 2000, a select group of AmSouth executives received a special pay-out of $20,000,000. This pay-out, under the 1997-1999 Performance Incentive Plan (PIP), was on top of $17,000,000 paid in all other compensation to these executives during 1997-1999."

Kirkpatrick objects to the word "special pay-out." Yet, the SEC approved language from my 2002 proposal was "a select group of senior managers participated during 1997-1999 in the PIP, a special compensation program involving the clever use of restricted stock." I believe any objective observer would view PIP cash awards as "special pay-outs."

c. "This $37,000,000 total does not include stock options."

Kirkpatrick asserts that no stock options were granted to PIP participants during 1997-1999. Yet, on page 14 of AmSouth's 2001 proxy, the compensation table indicates that 825,000 stock options were granted to AmSouth's top five executives in 1999. I did not include the value of these stock options in my $37,000,000 figure, which was derived from compensation tables found in Amsouth's 1997-1999 proxy statements.

d. "The PIP involved the clever use of restricted stock . . . Remember, restricted shares are free, pay full dividends and include voting rights which were used against my proposal last year."

Kirkpatrick objects to the words clever and free in reference to AmSouth's restricted stock program. In my opinion, the use of restricted stock in the PIP was clever in every way, and as noted above in paragraph b., the use of this word was approved by the SEC in my 2002 proposal. With regard to the use of the word free, it is indisputable that AmSouth executives paid absolutely nothing for the restricted shares they received under the PIP program. Moreover, because these free restricted shares paid dividends, they were better than free in my opinion.

With regard to Kirkpatrick's assertion that PIP participants were subject to federal and state taxation, I certainly hope so! Do we all not have to pay a portion of our income to the taxing authorities?

With regard to how PIP participants voted their shares, it is intuitively obvious that based on the Board's "no" recommendation in its proxy, that these shares were voted against my proposal. I would, of course, be delighted if this was not the case.

e. "Altogether, Ritter received about $10,000,000 on a $2,200,000 investment, a 355% return in just three years."

The sentence above was approved by the SEC in my 2002 proposal. Nevertheless, Kirkpatrick objects to the word "investment" and notes that interest charges and taxes were associated with the PIP requirement that CEO Ritter purchase 45,000 AmSouth shares in the open market using $2,244,375 borrowed from another bank.

By common definition the open market purchase of stock represents an "investment." With regard to interest charges, do we all not have to pay interest when we borrow money? With regard to taxes, Kirkpatrick fails to note that on page 14 of AmSouth's 2001 proxy, the compensation table under footnote number (1) indicates that CEO Ritter received a "tax gross-up" of $2,543,543 to cover the taxes due under his PIP cash award.

With regard to my 355% calculation, CEO Ritter received a PIP cash award of $6.2-million plus a tax gross-up of $2.5-million for a total of $8.7-million. He also received 45,000 free restricted shares, valued at $2.2-million, at the time he was required to purchase AmSouth shares in the open market. Assuming a value of $1.3-million for the 45,000 free restricted shares that CEO Ritter still held at the end of the PIP, I calculated his total return as $10-million ($6.2 plus $2.5 plus $1.3). When $10-million is divided by his $2.2-million investment in open market purchases of AmSouth stock as required by the PIP, his return was +355%.

Moreover, please note that my +355% calculation actually understates CEO Ritter's total return because I did not include the dividend payments he received on his 45,000 free restricted shares during 1997-1999. Nor, did my calculation include the value of the 400,000 stock options or an additional grant of $2.5-million in free restricted stock Ritter received in 1999, after promising shareowners that under the PIP no stock options or free restricted stock awards would be made during 1997-1999.

f. "Remember, restricted shares are free, pay full dividends and include voting rights which were used against my proposal last year."

All true, in my opinion, as noted above.

g. "AmSouth reversed an accounting reserve . . . In 1996, prior to the PIP, AmSouth increased its loan loss provision by 62%, though net loan growth that year was just 3%."

Kirkpatrick acknowledges that the loan loss provision increased from $40.1-million to $65.2-million (+62%) in 1996 prior to the PIP. But, counsel asserts that "AmSouth's decision to increase its loan loss provision had only a negligible effect on AmSouth's financial performance during the term of the PIP." I respectfully disagree. In fact, the positive impact on reported income was significant. In my 2002 proposal I calculated that the impact was 30%. My 30% calculation was incorrect because AmSouth refused for nearly two years to provide me with stand alone, pre-merger financial results for the full 1997-1999 period. My revised calculation, which I provided to AmSouth in a letter dated 12/16/02 is 17%, and was calculated as follows:

Provision Loan Loss 12/31/96	$65,171
Minus Provision Loan Loss 12/31/99	$43,888 (this data finally provided on 12/13/02)
Equals Income Contribution From Reduction PLL	$21,283
Divided By Diluted Shares Outstanding 12/31/99	178,158
Equals Income Contribution Per Share From Reduction PLL	$ 0.12
Divided By Total Increase EPS 12/31/96 vs. 12/31/99	$ 0.69
Equals % Contribution To Total Increase EPS From Reduction PLL	17%

Kirkpatrick states further that "proponent's suggestion that AmSouth's adjustments to its loan loss reserve were improper is, at best, false and unsubstantiated opinion and, at worst, a willful misrepresentation designed solely to inflame."

Within days of AmSouth's release of its 2002 proxy, shareowners throughout the Southeast began to contact me and express support for my proposal. However, I discovered that the substantial majority of these shareowners did not understand how AmSouth's "reduction in the loan loss provision", the phrase I used in my 2002 proposal, could have a positive impact on reported income.

The New York Times in a recent article describing alleged accounting fraud at WorldCom, defined an accounting reserve as " an account set up to cover uncollected payments from customers." As AmSouth's provision for loan losses is an "account set up to cover uncollected payments from customers", it is by common definition an "accounting reserve." The article continued "Arthur Levitt, former SEC chairman, argues that the growing use of 'rainy day reserves' can distort financial reporting." Thus, given the degree of media coverage related to a number of recent corporate accounting scandals, I believe the average shareowner will be more likely to comprehend the positive impact on reported net income that can be derived from a "reversal of an accounting reserve" than from a "reduction in the loan loss provision." That said, and given the fact that I have revised my calculation, I would like to revise paragraph 5 of my proposal beginning with the words "To achieve one PIP Financial Target" . . . and ending with the words "at WorldCom and other corporations" with the following:

To Achieve One PIP Financial Target, AmSouth Reversed An Accounting Reserve

AmSouth's Loan Loss Provision is an accounting reserve commonly used by banks to cover potential uncollected payments from customers.

In 1996, prior to the PIP, AmSouth increased its Loan Loss Provision by 62%, though net loan growth that year was just 3%.

During the 1997-1999 PIP, AmSouth derived 17% of its reported increase in earnings per share by reversing the Loan Loss Provision. I believe a 17% contribution to the growth in reported EPS is a material, significant amount.

The improper reversal of accounting reserves by WorldCom and other corporations is currently under investigation by the U. S. Department of Justice.

Please note that this paragraph does not state that AmSouth improperly adjusted its loan loss provision. But, it does point out, hopefully in an easy to comprehend format for shareowners, the positive impact on AmSouth's reported income. This being America, counsel is entitled to his opinion that my intent is "to inflame." I respectfully disagree.

h. "During the 1997-1999 PIP, AmSouth derived 30% . . . AmSouth has repeatedly refused to provide financial data for the full 36-months."

As noted above, based on information recently provided by AmSouth, my revised calculation is 17%. Counsel also states that "AmSouth submitted the PIP for shareholder approval in 1997." True enough, but this appeared as a summary in the 1997 proxy. AmSouth has refused for nearly two years to send me a complete copy of the PIP document, which I first requested in March 2001.

i. The U. S. Justice Department is currently investigating the improper reversal of accounting reserves at WorldCom and other corporations."

Contrary to counsel's assertion, this statement is substantiated by many media sources, including the New York Times.

With regard to relevance, I included WorldCom because they have been prominently featured in the media for allegedly inflating income by reversing accounting reserves. While I have not stated that AmSouth improperly inflated its income, it is mathematically indisputable that 17% of its 1997-1999 growth in EPS was derived from its loan loss provision, an accounting reserve. One shareowner said to me "your 2002 proposal was a wake-up call to me and fellow investors here in my hometown." Thus, my intent is improve shareowner comprehension of financial statements by drawing attention to the apparent lack of transparency in WorldCom's financial statements.

j. "Ernst & Young Certified the PIP"

Kirkpatrick notes that PIP performance objectives were calculated by AmSouth's Controller. As auditor, Ernst & Young has been responsible for certifying AmSouth's financial results for many years. Thus, by extension, the financial data used by the Controller were certainly reviewed for accuracy by E&Y.

With regard to relevance, in a letter to me dated 4/23/01, AmSouth stated that "any reversals of accounting reserves during the 1997-1999 period would not have ***materially affected*** the achievement of PIP financial targets." I disagree strongly. Again, 17% of the growth in one PIP financial target was derived from the loan loss provision, an accounting reserve. I believe this to be a significant, material amount. Moreover, because the degree and timing of "net charge-offs" to a loan loss provision can be a subjective endeavor, and with $20-million in PIP pay-outs riding on the outcome of a favorable audit, how can shareowners trust the system when AmSouth denies that it derived a significant benefit to its income from its loan loss provision, especially in 1999 when E&Y was sanctioned by the SEC for its Cendant and Informix audits to the tune of $369-million?

I was shocked to learn of E&Y's behavior, particularly its audit of Superior, because like AmSouth it is a bank. I feel shareowners are entitled to this information so that they can make up their own minds.

k. "However, E&Y paid $369,000,000 etc.

Counsel asserts that my comments regarding Cendant, Superior Bank, the IRS/FDIC and E&Y are unsubstantiated and an attempt to inflame. My sources for this information are numerous articles in the New York Times. Rather than inflame, I believe the facts speak for themselves and would be of paramount interest to shareowners. With regard to relevance, please note my comments above.

l. "E&Y was paid more than $10,000,000 in audit and non-audit fees during the PIP."

Counsel indicates that the correct figure was $4,453,901. Lacking these specific data for the 1997-1999 period, I noted from AmSouth proxy statements that E&Y received approximately $4.9-million in 2000 and $3.0-million in 2001, or an average of about $4.0-million per year. Using this average and multiplying by three yields a "best guess" of about $12-million for the 1997-1999 period. I used $10-million in my supporting statement. That said, on the basis of input from counsel, I would like to revise the sentence "E&Y was paid more than $10,000,000 in audit and non-audit fees during the PIP" in paragraph 6 my proposal as follows:

> E&Y was paid more than $4.4-million in audit and non-audit fees during the PIP.

m. "Chairman Greenspan, etc."

Counsel objects to my reference to Chairman Greenspan as unsubstantiated and not relevant. If not relevant, why did Chairman Greenspan use the term "infectious greed" during Congressional testimony in response to a question concerning executive pay? If unsubstantiated, does counsel deny that he made this statement was broadcast live on television?

n. "That 2002 marked a fourth consecutive year, etc."

This commentary is taken verbatim from my SEC approved 2002 proposal. As AmSouth's stock continues to trade well below its 1999 $34 peak, this statement is still true.

III. The Proposal Violates Federal Proxy Rules

My 2003 proposal is identical to the SEC approved language of my 2002 proposal.

Closing Statement:

I have encouraged AmSouth to address my concerns for nearly two years. Moreover, while I am not a lawyer or an accountant, I have done my dead-level best to present a factual, easy to comprehend proposal for consideration by my fellow shareowners. Having been unable to personally persuade AmSouth to embrace sensible changes in its corporate pay polices, my intent now is to continue to submit my concerns to a wider audience in the hope that a meaningful dialogue will ensue among all AmSouth stakeholders.

I recognize the enormous responsibility and limited resources at the SEC. Thus, many thanks to you for being there for America's small investors. Good luck and much appreciation in advance for your careful consideration of my point of view. Merry Xmas and a prosperous new year.

Yours for the SEC,



Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342
404-365-8876

cc

Stephen A. Yoder, General Counsel, AmSouth Bancorporation

Kirkpatrick & Lockhart LLP

1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221
202.778.9000
202.778.9100 Fax
www.kl.com

January 23, 2003

CARY J. MEER
(202) 778-9107
CMEER@KL.COM
(202) 778-9100 - Fax

BY ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Second Letter by AmSouth Bancorporation Regarding Omission of Shareholder Proposal

Ladies and Gentlemen:

We are counsel for AmSouth Bancorporation ("AmSouth") in connection with a shareholder proposal ("Proposal") submitted by Elton W. Shepherd ("Proponent") for inclusion in AmSouth's proxy materials for its 2003 annual meeting of shareholders. In accordance with the procedures set forth in Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), AmSouth submitted a letter to the Division of Corporation Finance ("Division") dated December 23, 2002 (the "Request Letter") requesting that the Division advise that it will not recommend any enforcement action to the Securities and Exchange Commission ("SEC") if AmSouth omits the Proposal and the statement in support thereof ("Supporting Statement") from its proxy materials.

Proponent subsequently wrote a letter to the Division dated December 31, 2002 (the "December 31 Letter") responding to AmSouth's Request Letter. (A copy of the December 31 Letter is attached as Exhibit A.)

We are writing this letter to respond to certain of Proponent's statements in the December 31 Letter. Our responses are provided below, in the order in which each statement appears in the December 31 Letter under the heading "***Response To Kirkpatrick & Lockhart LLP, Counsel Representing AmSouth:***" [emphasis in original].

AmSouth appreciates the SEC's interest in allowing shareholders to participate in the proxy process, particularly in light of the current focus on corporate governance. To that end, AmSouth acknowledges that the Division often gives shareholders an opportunity to revise proposals to achieve compliance with SEC regulations. However, we also believe there must be some limits to the process and strongly believe that in this case the line has been crossed and that Proponent's *entire* Proposal must fail as a proper proposal for inclusion in our proxy statement because it is riddled with inaccuracies and distortions and because Proponent has refused to revise the Proposal in any significant way to improve its accuracy.

Points (a) and (b): ". . . AmSouth spent a significant amount of our money on outside legal counsel attempting to exclude my proposal. . . . " and "In Early 2000, A Select Group Of AmSouth Executives Received A Special Pay-Out of $20,000,000. This pay-out, under the 1997-1999 Performance Incentive Plan (PIP), was on top of $17,000,000 paid in all other compensation to these executives during 1997-1999."

AmSouth respectfully requests that the Division refer to Sections II(a) and II(b), respectively, of the Request Letter for AmSouth's position with respect to these matters. Respectfully, simply by Proponent's saying that he believes the statements he makes under Points (a) and (b) in the December 31 Letter does not render these statements any less false or misleading or less irrelevant.

Point (c): "This $37,000,000 total does not include stock options."

Proponent is incorrect in claiming in his December 31 Letter that, in the Request Letter, "Kirkpatrick asserts that no stock options were granted to PIP participants during 1997-1999." As clearly noted on page 5 of the Request Letter, 825,000 stock options were granted to AmSouth executives on October 4, 1999 (almost at the end of the PIP period). These grants were not annual option grants, but rather were special, one-time grants made in connection with AmSouth's 1999 merger with First American Corp.[1] AmSouth's Executive Compensation Committee determined that these special, one-time grants were required to provide incentives to AmSouth's senior executives in connection with the merger with First American Corp. These grants were not in any way connected to AmSouth's 1997 Performance Incentive Plan ("PIP").

Points (d), (e) and (f): "The PIP Involved The Clever Use Of Free Restricted Stock. . . . Remember, restricted shares are **free,** pay full dividends and include voting rights which were used against my proposal last year" [Emphasis in original]; "Altogether, Ritter received about $10,000,000 on a $2,200,000 investment, a 355% return in just three years" and "Remember, restricted shares are **free,** pay full dividends and include voting rights which were used against my proposal last year." [Emphasis in original]

[1] Indeed, as disclosed in AmSouth's 1997 proxy statement and as discussed in the Request Letter, a condition of the PIP was that the PIP participants would forego annual grants of stock options and restricted stock during the term of the PIP.

AmSouth requests that the Division refer to Sections II(d), II(e) and II(f), respectively, of the Request Letter for AmSouth's position with respect to these matters.

Points (g) and (h): "AmSouth Reversed An Accounting Reserve. . . . In 1996, prior to the PIP, AmSouth increased its loan loss provision by 62%, though net loan growth that year was just 3%" and "During the 1997-1999 PIP, AmSouth derived 30% of its reported increase in earnings per share by reversing this loan loss accounting reserve. This 30% may have been ***higher*** because it is based on the 33-month period ending September 1999 when AmSouth last reported pre-merger financial results. AmSouth has repeatedly refused to provide financial data for the full 36-months." [Emphasis in original]

In points (g) and (h), Proponent discusses AmSouth's loan loss provision in 1996 and his implication that AmSouth increased its loan loss provision just before the beginning of the PIP performance period to be able to revise its loan loss provision just before the end of the period, and thereby inflate results and, thus, cause the cash awards under the PIP to be made. Proponent now admits that his previous statement – that, during the PIP period, AmSouth derived 30% of its reported increase in earnings per share ("EPS") by "reversing" its loan loss accounting reserve – was "incorrect," and revises the number down to 17%.

Proponent correctly states that AmSouth increased its provision for loan losses by 62% from 1995 to 1996 (from $40,139,000 to $65,171,000). However, Proponent again fails to note (although he is aware of such fact) that AmSouth's 1996 net charge-offs against the reserve increased by an even greater amount when compared to 1995 (from $34,608,000 to $64,573,000). Thus, the 1996 reserve balance only increased by $598,000. AmSouth respectfully refers the Division to Exhibit E attached to the Request Letter, which provides the provision, the net charge-offs, allowance for loans sold and allowance acquired in bank purchases for 1995, 1996, 1997, 1998 and the nine months ended September 30, 1999, in thousands. Another copy of Exhibit E is attached to this letter.[2]

Although Proponent notes that AmSouth increased its provision for loan losses from 1995 to 1996, Proponent fails to take into account the fact that the provision for loan losses remained at a similar level in 1997 and 1998. If AmSouth had been allocating loan losses in an effort to increase earnings through future reversals, the

[2] Even if Proponent were correct in examining the loan loss provision without regard to AmSouth's net charge-offs and overall reserve balance, his 17% figure is materially false and misleading because it fails to include the effect of taxes on the EPS calculation. Proponent fails to note that the $21,283,000 he quotes under the heading "Equals Income Contribution From Reduction PLL" (which is AmSouth's loan loss provision as of December 31, 1999 minus AmSouth's loan loss provision as of December 31, 1996) should be reduced to reflect income taxes.

provision for loan losses would have been expected to decline significantly in future years. However, the provision for loan losses increased from 1996 to 1997 and, although it declined in 1998, in 1998 it was still significantly higher than in 1995. Proponent also fails to take into account the fact that, although the loan loss provision increased dramatically from 1995 to 1996, the ratio of the allowance for loan losses to loans net of unearned income actually declined from 1.52% in 1995 to 1.48% in 1996.[3] If, as Proponent asserts, AmSouth was improperly increasing its loan loss reserves in an effort to reduce earnings prior to the PIP and increase earnings during the 1997-1999 period, the ratio of allowance for loan losses to loans net of unearned income would be expected to increase between 1995 and 1996, not decrease.

In addition, contrary to Proponent's assertions that "AmSouth has refused for nearly two years to send me a complete copy of the PIP document" and that the PIP "appeared as a summary" in AmSouth's 1997 proxy statement, the 1997 proxy statement contained, as an attachment, a copy of the PIP itself. Both the 1997 proxy statement and the PIP have been readily available to Proponent for years on the SEC's webpage and elsewhere.

Because of Proponent's misunderstanding of the loan loss reserve concept, Proponent has distorted facts – perhaps to suit his own objectives – rather than providing a fair portrayal of AmSouth's loan loss reserve policies during this time period. As discussed below, AmSouth has attempted on several occasions to meet with Proponent to try to explain these concepts to him in more detail, but he has repeatedly refused to do so.

Point (i): "The U.S. Justice Department is currently investigating the improper reversal of accounting reserves at WorldCom and other corporations."

AmSouth respectfully requests that the Division refer to Section II(i) of the Request Letter for AmSouth's position with respect to this matter. A reference to WorldCom is not made relevant by virtue of that company's being "prominently featured in the media."

Point (j): "Ernst & Young Certified The PIP."

Ernst & Young LLP ("Ernst & Young"), AmSouth's independent auditors, did not "certify" to the PIP in any way. The verb "certify" means "to confirm formally as true, accurate, or genuine."[4] Although it is true that Ernst & Young audited AmSouth's

---

[3] *See* AmSouth 1998 Annual Report (at http://www.sec.gov/Archives/edgar/data/3133/0000931763-99-000961.txt).

[4] Webster's II New College Dictionary (1999).

financial statements during the term of the PIP, the PIP's performance objectives were calculated by AmSouth's Controller's Division, not by Ernst & Young. Ernst & Young did not pass upon the PIP in any way.

In addition, as noted in the Request Letter, when AmSouth merged with First American Corp. in 1999, the performance objectives for the PIP were based on the AmSouth portion alone of the merged entity, whereas Ernst & Young audited the financial statements of the consolidated entity. Thus, Proponent's use of the word "certify" is false and misleading. Proponent also fails to explain how this false assertion is in any way relevant to the Proposal.

Point (k): "However, E&Y paid $369,000,000 etc."

AmSouth respectfully requests that the Division refer to Section II(k) of the Request Letter for AmSouth's position with respect to this matter. Respectfully, these statements do not "speak for themselves," but rather are calculatedly irrelevant.

Point (l): "E&Y was paid more than $10,000,000 in audit and non-audit fees during the PIP."

Proponent admits that his allegation in the Supporting Statement that Ernst & Young was paid $10,000,000 in audit and non-audit fees during the term of the PIP was fabricated and grossly inflated but states that he would like to revise his Supporting Statement to reflect the correct figure, which is $4,453,901. However, Proponent still fails to give any explanation why Ernst & Young's fees are in any way relevant to the Proposal.

Points (m) and (n): "Chairman Greenspan Describes Some Executive Compensation Plans As 'Infectious Greed.' I believe 'infectious greed' describes the PIP" and "[T]hat 2002 marked a fourth consecutive year of unexceptional business performance; and, that the dimensions of this tragedy are manifest most obviously in the dramatic collapse of our stock price, which peaked at $34 in 1999, but since has generally traded significantly lower."

AmSouth respectfully requests that the Division refer to Sections II(m) and II(n) of the Request Letter for AmSouth's position with respect to this matter. That Chairman Greenspan uttered these words several years ago when describing the stock market does not make them relevant here.

* * * * *

Proponent claims in the December 31 Letter that he has "encouraged AmSouth to address [his] concerns for nearly two years" and implies elsewhere in the December

31 Letter and the Proposal and the Supporting Statement that AmSouth has been unresponsive to his concerns. In fact, AmSouth has been extremely proactive in attempting to address Proponent's concerns. Over the last several years, AmSouth has sent Proponent multiple letters and held several calls with Proponent in an attempt to explain AmSouth's position with respect to the matters raised by Proponent. AmSouth has even offered to meet with Proponent in person (at no cost to Proponent), but has been rebuffed by Proponent each time.

Proponent claims in the December 31 Letter that he has "done [his] dead-level best to present a factual, easy to comprehend [shareholder] proposal. . . ." Whatever Proponent's true intent, Proponent's Supporting Statement, even as amended by the December 31 Letter, contains so many inaccuracies and distortions that the entire Proposal and Supporting Statement must be viewed as materially false and misleading, particularly because Proponent refuses to revise his Proposal and Supporting Statement in any significant regard. Further, his Proposal, as noted in the Request Letter, makes requests that are impermissibly vague and/or would cause AmSouth to violate applicable law. In these difficult economic times of limited resources, AmSouth respectfully requests that the Division not allow the Proponent to continue to needlessly expend the SEC's and AmSouth's resources, and, accordingly, seeks the concurrence of the Division that it will not recommend enforcement action to the SEC if AmSouth omits the Proposal and Supporting Statement, as revised by Proponent's December 31 Letter, from AmSouth's 2003 proxy materials.

A copy of this letter, including all exhibits, is also being provided to Proponent.

If you have any questions concerning this request, please do not hesitate to call the undersigned at 202-778-9107.

Sincerely,

/s/ Cary J. Meer

Cary J. Meer

Enclosures

Exhibit E

Allowance for Loan Losses Summary
1995-9/30/1999
(in thousands)

	1995	1996	1997	1998	Nine Months Ended 09/30/1999
Beginning balance	$ 171,167	$ 178,451	$ 179,049	$ 179,197	$ 176,075
Provision	40,139	65,171	67,399	58,134	29,400
Net charge-offs	(34,608)	(64,573)	(67,251)	(46,356)	(27,919)
Allowance for loans sold	-	-	-	(14,900)	-
Allowance acquired in bank purchases	1,753	-	-	-	-
Ending balance	$ 178,451	$ 179,049	$ 179,197	$ 176,075	$ 177,556

December 31, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Reference: Shareowner Proposal of Elton W. Shepherd To AmSouth Bank Submitted November 7, 2002

Ladies and Gentlemen:

AmSouth has notified me that they wish to exclude my shareowner proposal from its 2003 proxy. With the hope that you will direct AmSouth to include my complete proposal, I offer the following comments and response to AmSouth.

Background:

In August, AmSouth informed me that my shareowner proposal submitted at its 2002 annual meeting had received about 12% of the votes cast. As this vote total exceeds the SEC threshold of 3% for reconsideration, I resubmitted my proposal verbatim on November 7, 2002 for inclusion in AmSouth's 2003 proxy. Much of my supporting statement is also identical or essentially similar to my 2002 submission. Some portions of my supporting statement have been modified to reflect the passage of twelve months.

Subsequent to my resubmission, AmSouth contacted me and provided me with additional data I had been seeking since March 2001. Based on this new data, my 2003 proposal should be revised slightly as I will indicate below.

Source Material:

My 2003 proposal includes factual information drawn from the New York Times, USA Today and several daily Alabama based newspapers; AmSouth proxy statements and annual reports; and, correspondence with AmSouth. Because proposals are limited to just 500 words, I was unable to cite these sources in my proposal. With regard to assumptions used in certain calculations, I will detail them below for your review.

Response To Kirkpatrick & Lockhart LLP, Counsel Representing AmSouth:

I am a bit perplexed because my understanding of the SEC regulations regarding shareowner proposals is that with 3% or more of the vote, a shareowner is automatically entitled to resubmit without challenge. Nevertheless, I ask for your careful consideration of my comments which follow below.

The general thrust of Kirkpatrick's letter is that my proposal is "false and misleading". I respectfully disagree and offer the following specific response to each Kirkpatrick objection.

a. "AmSouth spent a significant amount of our money on outside legal counsel attempting to exclude my proposal."

It is an indisputable fact that AmSouth employed outside legal counsel attempting to exclude my 2002 proposal. Corporate lawyers typically charge hundreds of dollars per hour and thus AmSouth surely spent thousands, perhaps tens of thousands. While this amount may be insignificant to AmSouth, to a small investor like me, it represents a significant, and unnecessary expenditure.

b. "In early 2000, a select group of AmSouth executives received a special pay-out of $20,000,000. This pay-out, under the 1997-1999 Performance Incentive Plan (PIP), was on top of $17,000,000 paid in all other compensation to these executives during 1997-1999."

Kirkpatrick objects to the word "special pay-out." Yet, the SEC approved language from my 2002 proposal was "a select group of senior managers participated during 1997-1999 in the PIP, a special compensation program involving the clever use of restricted stock." I believe any objective observer would view PIP cash awards as "special pay-outs."

c. "This $37,000,000 total does not include stock options."

Kirkpatrick asserts that no stock options were granted to PIP participants during 1997-1999. Yet, on page 14 of AmSouth's 2001 proxy, the compensation table indicates that 825,000 stock options were granted to AmSouth's top five executives in 1999. I did not include the value of these stock options in my $37,000,000 figure, which was derived from compensation tables found in Amsouth's 1997-1999 proxy statements.

d. "The PIP involved the clever use of restricted stock . . . Remember, restricted shares are free, pay full dividends and include voting rights which were used against my proposal last year."

Kirkpatrick objects to the words clever and free in reference to AmSouth's restricted stock program. In my opinion, the use of restricted stock in the PIP was clever in every way, and as noted above in paragraph b., the use of this word was approved by the SEC in my 2002 proposal. With regard to the use of the word free, it is indisputable that AmSouth executives paid absolutely nothing for the restricted shares they received under the PIP program. Moreover, because these free restricted shares paid dividends, they were better than free in my opinion.

With regard to Kirkpatrick's assertion that PIP participants were subject to federal and state taxation, I certainly hope so! Do we all not have to pay a portion of our income to the taxing authorities?

With regard to how PIP participants voted their shares, it is intuitively obvious that based on the Board's "no" recommendation in its proxy, that these shares were voted against my proposal. I would, of course, be delighted if this was not the case.

e. "Altogether, Ritter received about $10,000,000 on a $2,200,000 investment, a 355% return in just three years."

The sentence above was approved by the SEC in my 2002 proposal. Nevertheless, Kirkpatrick objects to the word "investment" and notes that interest charges and taxes were associated with the PIP requirement that CEO Ritter purchase 45,000 AmSouth shares in the open market using $2,244,375 borrowed from another bank.

By common definition the open market purchase of stock represents an "investment." With regard to interest charges, do we all not have to pay interest when we borrow money? With regard to taxes, Kirkpatrick fails to note that on page 14 of AmSouth's 2001 proxy, the compensation table under footnote number (1) indicates that CEO Ritter received a "tax gross-up" of $2,543,543 to cover the taxes due under his PIP cash award.

With regard to my 355% calculation, CEO Ritter received a PIP cash award of $6.2-million plus a tax gross-up of $2.5-million for a total of $8.7-million. He also received 45,000 free restricted shares, valued at $2.2-million, at the time he was required to purchase AmSouth shares in the open market. Assuming a value of $1.3-million for the 45,000 free restricted shares that CEO Ritter still held at the end of the PIP, I calculated his total return as $10-million ($6.2 plus $2.5 plus $1.3). When $10-million is divided by his $2.2-million investment in open market purchases of AmSouth stock as required by the PIP, his return was +355%.

Moreover, please note that my +355% calculation actually understates CEO Ritter's total return because I did not include the dividend payments he received on his 45,000 free restricted shares during 1997-1999. Nor, did my calculation include the value of the 400,000 stock options or an additional grant of $2.5-million in free restricted stock Ritter received in 1999, after promising shareowners that under the PIP no stock options or free restricted stock awards would be made during 1997-1999.

f. "Remember, restricted shares are free, pay full dividends and include voting rights which were used against my proposal last year."

All true, in my opinion, as noted above.

g. "AmSouth reversed an accounting reserve . . . In 1996, prior to the PIP, AmSouth increased its loan loss provision by 62%, though net loan growth that year was just 3%."

Kirkpatrick acknowledges that the loan loss provision increased from $40.1-million to $65.2-million (+62%) in 1996 prior to the PIP. But, counsel asserts that "AmSouth's decision to increase its loan loss provision had only a negligible effect on AmSouth's financial performance during the term of the PIP." I respectfully disagree. In fact, the positive impact on reported income was significant. In my 2002 proposal I calculated that the impact was 30%. My 30% calculation was incorrect because AmSouth refused for nearly two years to provide me with stand alone, pre-merger financial results for the full 1997-1999 period. My revised calculation, which I provided to AmSouth in a letter dated 12/16/02 is 17%, and was calculated as follows:

Provision Loan Loss 12/31/96	$65,171
Minus Provision Loan Loss 12/31/99	$43,888 (this data finally provided on 12/13/02)
Equals Income Contribution From Reduction PLL	$21,283
Divided By Diluted Shares Outstanding 12/31/99	178,158
Equals Income Contribution Per Share From Reduction PLL	$ 0.12
Divided By Total Increase EPS 12/31/96 vs. 12/31/99	$ 0.69
Equals % Contribution To Total Increase EPS From Reduction PLL	17%

Kirkpatrick states further that "proponent's suggestion that AmSouth's adjustments to its loan loss reserve were improper is, at best, false and unsubstantiated opinion and, at worst, a willful misrepresentation designed solely to inflame."

Within days of AmSouth's release of its 2002 proxy, shareowners throughout the Southeast began to contact me and express support for my proposal. However, I discovered that the substantial majority of these shareowners did not understand how AmSouth's "reduction in the loan loss provision", the phrase I used in my 2002 proposal, could have a positive impact on reported income.

The New York Times in a recent article describing alleged accounting fraud at WorldCom, defined an accounting reserve as " an account set up to cover uncollected payments from customers." As AmSouth's provision for loan losses is an "account set up to cover uncollected payments from customers", it is by common definition an "accounting reserve." The article continued "Arthur Levitt, former SEC chairman, argues that the growing use of 'rainy day reserves' can distort financial reporting." Thus, given the degree of media coverage related to a number of recent corporate accounting scandals, I believe the average shareowner will be more likely to comprehend the positive impact on reported net income that can be derived from a "reversal of an accounting reserve" than from a "reduction in the loan loss provision." That said, and given the fact that I have revised my calculation, I would like to revise paragraph 5 of my proposal beginning with the words "To achieve one PIP Financial Target" . . . and ending with the words "at WorldCom and other corporations" with the following:

To Achieve One PIP Financial Target, AmSouth Reversed An Accounting Reserve

AmSouth's Loan Loss Provision is an accounting reserve commonly used by banks to cover potential uncollected payments from customers.

In 1996, prior to the PIP, AmSouth increased its Loan Loss Provision by 62%, though net loan growth that year was just 3%.

During the 1997-1999 PIP, AmSouth derived 17% of its reported increase in earnings per share by reversing the Loan Loss Provision. I believe a 17% contribution to the growth in reported EPS is a material, significant amount.

The improper reversal of accounting reserves by WorldCom and other corporations is currently under investigation by the U. S. Department of Justice.

Please note that this paragraph does not state that AmSouth improperly adjusted its loan loss provision. But, it does point out, hopefully in an easy to comprehend format for shareowners, the positive impact on AmSouth's reported income. This being America, counsel is entitled to his opinion that my intent is "to inflame." I respectfully disagree.

h. "During the 1997-1999 PIP, AmSouth derived 30% . . . AmSouth has repeatedly refused to provide financial data for the full 36-months."

As noted above, based on information recently provided by AmSouth, my revised calculation is 17%. Counsel also states that "AmSouth submitted the PIP for shareholder approval in 1997." True enough, but this appeared as a summary in the 1997 proxy. AmSouth has refused for nearly two years to send me a complete copy of the PIP document, which I first requested in March 2001.

i. The U. S. Justice Department is currently investigating the improper reversal of accounting reserves at WorldCom and other corporations."

Contrary to counsel's assertion, this statement is substantiated by many media sources, including the New York Times.

With regard to relevance, I included WorldCom because they have been prominently featured in the media for allegedly inflating income by reversing accounting reserves. While I have not stated that AmSouth improperly inflated its income, it is mathematically indisputable that 17% of its 1997-1999 growth in EPS was derived from its loan loss provision, an accounting reserve. One shareowner said to me "your 2002 proposal was a wake-up call to me and fellow investors here in my hometown." Thus, my intent is improve shareowner comprehension of financial statements by drawing attention to the apparent lack of transparency in WorldCom's financial statements.

j. "Ernst & Young Certified the PIP"

Kirkpatrick notes that PIP performance objectives were calculated by AmSouth's Controller. As auditor, Ernst & Young has been responsible for certifying AmSouth's financial results for many years. Thus, by extension, the financial data used by the Controller were certainly reviewed for accuracy by E&Y.

With regard to relevance, in a letter to me dated 4/23/01, AmSouth stated that "any reversals of accounting reserves during the 1997-1999 period would not have ***materially affected*** the achievement of PIP financial targets." I disagree strongly. Again, 17% of the growth in one PIP financial target was derived from the loan loss provision, an accounting reserve. I believe this to be a significant, material amount. Moreover, because the degree and timing of "net charge-offs" to a loan loss provision can be a subjective endeavor, and with $20-million in PIP pay-outs riding on the outcome of a favorable audit, how can shareowners trust the system when AmSouth denies that it derived a significant benefit to its income from its loan loss provision, especially in 1999 when E&Y was sanctioned by the SEC for its Cendant and Informix audits to the tune of $369-million?

I was shocked to learn of E&Y's behavior, particularly its audit of Superior, because like AmSouth it is a bank. I feel shareowners are entitled to this information so that they can make up their own minds.

k. "However, E&Y paid $369,000,000 etc.

Counsel asserts that my comments regarding Cendant, Superior Bank, the IRS/FDIC and E&Y are unsubstantiated and an attempt to inflame. My sources for this information are numerous articles in the New York Times. Rather than inflame, I believe the facts speak for themselves and would be of paramount interest to shareowners. With regard to relevance, please note my comments above.

l. "E&Y was paid more than $10,000,000 in audit and non-audit fees during the PIP."

Counsel indicates that the correct figure was $4,453,901. Lacking these specific data for the 1997-1999 period, I noted from AmSouth proxy statements that E&Y received approximately $4.9-million in 2000 and $3.0-million in 2001, or an average of about $4.0-million per year. Using this average and multiplying by three yields a "best guess" of about $12-million for the 1997-1999 period. I used $10-million in my supporting statement. That said, on the basis of input from counsel, I would like to revise the sentence "E&Y was paid more than $10,000,000 in audit and non-audit fees during the PIP" in paragraph 6 my proposal as follows:

> E&Y was paid more than $4.4-million in audit and non-audit fees during the PIP.

m. "Chairman Greenspan, etc."

Counsel objects to my reference to Chairman Greenspan as unsubstantiated and not relevant. If not relevant, why did Chairman Greenspan use the term "infectious greed" during Congressional testimony in response to a question concerning executive pay? If unsubstantiated, does counsel deny that he made this statement was broadcast live on television?

n. "That 2002 marked a fourth consecutive year, etc."

This commentary is taken verbatim from my SEC approved 2002 proposal. As AmSouth's stock continues to trade well below its 1999 $34 peak, this statement is still true.

III. The Proposal Violates Federal Proxy Rules

My 2003 proposal is identical to the SEC approved language of my 2002 proposal.

Closing Statement:

I have encouraged AmSouth to address my concerns for nearly two years. Moreover, while I am not a lawyer or an accountant, I have done my dead-level best to present a factual, easy to comprehend proposal for consideration by my fellow shareowners. Having been unable to personally persuade AmSouth to embrace sensible changes in its corporate pay polices, my intent now is to continue to submit my concerns to a wider audience in the hope that a meaningful dialogue will ensue among all AmSouth stakeholders.

I recognize the enormous responsibility and limited resources at the SEC. Thus, many thanks to you for being there for America's small investors. Good luck and much appreciation in advance for your careful consideration of my point of view. Merry Xmas and a prosperous new year.

Yours for the SEC,



Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342
404-365-8876

cc

Stephen A. Yoder, General Counsel, AmSouth Bancorporation

Pierce, Gail

From: Lee, Grace
Sent: Tuesday, February 04, 2003 5:13 PM
To: Pierce, Gail
Subject: FW: *AmSouth Follow-Up Letter Seeking Exclusion of A Shareholder Proposal Under Rule 14a-8*
Sensitivity: Confidential

Please be sure to not it in the screening sheet. Thanks
-----Original Message-----
From: Mehrespand, Marc [mailto:mmehrespand@kl.com]
Sent: Tuesday, February 04, 2003 5:05 PM
To: 'leeg@sec.gov'
Subject: FW: *AmSouth Follow-Up Letter Seeking Exclusion of A Shareholder Proposal Under Rule 14a-8*
Sensitivity: Confidential

Ms. Lee:

As we just discussed, attached is AmSouth's second letter.

Marc Mehrespand

-----Original Message-----
From: Mehrespand, Marc
Sent: Thursday, January 23, 2003 11:42 AM
To: 'cfletters@sec.gov'
Cc: Yoder, Stephen A. (CLIENT); Carl Gorday (E-mail)
Subject: *AmSouth Follow-Up Letter Seeking Exclusion of A Shareholder Proposal Under Rule 14a-8*
Importance: High
Sensitivity: Confidential

Ladies and Gentlemen,

We are counsel for AmSouth Bancorporation ("AmSouth") in connection with a shareholder proposal ("Proposal") submitted by Elton W. Shepherd ("Proponent") for inclusion in AmSouth's proxy materials for its 2003 annual meeting of shareholders. In accordance with the procedures set forth in Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, AmSouth submitted a letter to the Division of Corporation Finance ("Division") dated December 23, 2002 (the "Request Letter") requesting that the Division advise that it will not recommend any enforcement action to the Securities and Exchange Commission if AmSouth omits the Proposal and the statement in support thereof from its proxy materials.

Proponent subsequently wrote a letter to the Division dated December 31, 2002 (the "December 31 Letter") responding to AmSouth's Request Letter.

We have written a letter to respond to certain of Proponent's statements in the December 31 Letter. Per the instructions of Division staff, we are submitting this letter electronically. Also attached is a copy of the December 31 Letter.

If possible, please acknowledge the Division's receipt of this letter by email.

If you have any questions concerning this letter, please do not hesitate to contact me at (202) 778-9191.

Sincerely,

Marc Mehrespand
Associate
Kirkpatrick & Lockhart LLP
202.778.9191 (tel)
202.778.9100 (fax)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AmSouth Bancorporation
Incoming letter dated December 23, 2002

The proposal urges the board to terminate the free restricted stock program, return all restricted shares, and suspend "further stock option grants until a written explanation of the details of the PIP is provided to AmSouth shareowners."

We are unable to conclude that AmSouth has met its burden of establishing that the proposal would violate applicable state and federal law. Accordingly, we do not believe that AmSouth may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that AmSouth may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the phrase that begins "though AmSouth spent . . ." and ends ". . . to exclude my proposal" from the sentence that begins "Last year, though AmSouth spent . . .";
- provide factual support in the form of calculations used to derive the figures cited in the sentence that begins "Altogether, Ritter received . . ." and ends ". . . in just three years";
- delete the phrase "which were used against my proposal last year" from the sentence that begins "Remember, restricted shares are free . . .";
- delete the subheading and paragraph that begins "To Achieve One PIP Financial Target . . ." and ends ". . . WorldCom and other corporations";
- delete the subheading and paragraph that begins "Ernst & Young Certified the PIP . . ." and ends ". . . non-audit fees during the PIP";
- provide a citation to a specific source for the sentence "Fed Chairman Greenspan Describes Some Executive Compensation Plans As 'Infectious Greed'";

- recast the statement that begins "that 2002 marked a fourth . . ." and ends ". . . traded significantly lower" to make clear that it is the proponent's opinion; and

- delete the part of the proposal that begins "Suspend further stock option . . ." and ends ". . . is provided to shareowners."

Accordingly, unless the proponent provides AmSouth with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AmSouth omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Gail A. Pierce
Attorney-Advisor